UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Compound Projects, LLC

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 23, 2019

Physical address of issuer
335 Madison Avenue, 16th Floor, New York, NY 10017

Website of issuer
www.getcompound.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Membership Interest

Target number of Securities to be offered
10,000

Price (or method for determining price)
$4.63

Target offering amount
$46,300

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$324,100

Deadline to reach the target offering amount
August 27, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$65,587	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$65,587	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By: Compound Asset Management, LLC, Managing Member

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: Compound Asset Management, LLC, Managing Member

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

June 10, 2020
_____
(Date)

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

June 10, 2020
_____
(Date)

/s/ Jesse Stein
_____
(Signature)

Jesse Stein
_____
(Name)

Chief Operating Officer (Principal Financial Officer and
Principal Accounting Officer)
_____
(Title)

June 10, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: LLC Agreement
EXHIBIT G: Series #Illume Designation
EXHIBIT H: Purchase and Sale Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

June 10, 2020

Compound Projects, LLC

compound.

Up to $324,100 of Series #Illume Membership Interests

Compound Projects, LLC, a Delaware series limited liability company, the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $324,100 worth of Series #Illume membership interests (which we sometimes refer to as the Series #Illume Interests) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Investors**". The minimum target offering is $46,300 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $324,100 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $46,300 by August 27, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

As a Delaware series limited liability company, the Company was formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of membership interests of such Series.

We are only offering membership interests in the Series #Illume of the Company, which represent limited liability company interests in the Series #Illume of the Company. The Securities represent an investment solely in the Series #Illume and, thus, indirectly in the property that will be owned by that Series (the "Series #Illume Property, or the "Property"). The Interests do not represent an investment in the Company or the Manager. We do not anticipate that the Series #Illume will own anything other than the Series #Illume Property. We currently anticipate that the operations of the Company, including the formation of additional Series and the corresponding acquisition of additional properties, will benefit Investors by allowing Investors to build a diversified portfolio of investments.

Other series of Compound Projects, LLC may be offering their own securities at the same time as we are under the Regulation CF rules. In no event will the total amount offered or sold under Regulation CF by us or our other series of Compound Projects, LLC, exceed $1,070,000 during any 12-month period preceding such offers or sales.

The Manager

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC ("**Republic Real Estate**"), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.getcompound.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/illume.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Compound Projects, LLC is a Delaware series limited liability company formed on September 23, 2019.

The Company is located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

The Company's website is www.getcompound.com.

The Company conducts business in New York State.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/illume and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of membership interests being offered	10,000
Total units of membership interests (outstanding after Offering (if minimum amount reached)	10,000[1]
Maximum amount of membership interests being offered	70,000
Total units of membership interests outstanding after Offering (if maximum amount reached)	70,000[1]
Purchase price per Security	$4.63[2]
Minimum investment amount per investor	$115.75[3]
Offering deadline	August 27, 2020
Use of proceeds	See the description of the use of proceeds on page 44 hereof.
Voting Rights	See the description of the voting rights on page 43.

(1) The total number of membership interests outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

(2) The purchase price per Security was calculated by dividing the sum of (i) the total capitalization required to purchase the Series #Illume Property ($463,000) including offering and acquisition expenses and capital reserves and (ii) the value of the Securities that the Intermediary will receive as part of their fee, divided by the number of Series #Illume Interests that have been authorized (100,000). For simplicity, we have rounded the price to $4.63.

(3) Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$115.75	$6.95	$108.80
Aggregate Target Offering Amount	$46,300	$2,778	$43,522
Aggregate Maximum Offering Amount	$324,100	$19,446	$304,654

(1)   The Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

An investment in our membership interests involves risks. In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our membership interests offered by this offering circular. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."

Risks relating to the structure, operation and performance of our Company

Both we and the Manager are newly formed entities with limited operating history, which makes our future performance difficult to predict.

Both we and the Manager are newly formed entities and have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

● identify and acquire real estate assets consistent with our investment strategies;

● increase awareness of our name within the investment products market;

● attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

● build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any Property.

An Investor in an Offering will acquire an ownership interest in the Series related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager, (iv) directly in a Property associated with the Series or any Property owned by any other Series. This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company, each Series and the Property. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in a Property.

Each of our Company's Series will hold an interest in a single property, a non-diversified investment.

We intend for each of our Series, through its subsidiaries, to own and operate a single Property. Each Series' return on its investment will depend on the revenues generated by such Property and the appreciation of the value of the Property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a Property may decline substantially after a Series purchases its interest in it.

There is currently no trading market for our securities. An active market in which investors can resell their Interests may not develop.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your

Interests, particularly if the Property in respect of that Interest is never sold. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series.

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of further Series Interests and monetizing them to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional Properties.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease space, the cost of compliance with governmental regulation, including zoning, environmental and tax laws, the potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our Investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The real estate market is highly competitive. We will compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers for our properties. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through similar channels to our Company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective tenants' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Interests.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of a Series' Interests. Without this exposure, our investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of our Interests as do those Managers who make more significant equity investments in their companies.

Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize the Manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and our Properties.

Compliance with governmental laws, regulations and covenants that are applicable to our residential properties may adversely affect our business and growth strategies.

Residential rental properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our Interests to decline.

If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series as them.

The Company is structured as a Delaware series limited liability company that issues membership interests in a separate Series for each Property. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding membership interests in one Series is segregated from the liability of Investors holding membership interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series membership interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their membership interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet our liabilities.

Risks Relating to the Offerings

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Funds from purchasers accompanying subscriptions for the membership interests will not accrue interest while in escrow.

The funds paid by an Investor for membership interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no membership interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering. If we terminate an Offering prior to accepting a subscriber's subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable

state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the membership interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other Series.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the membership interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

There is no market for the Securities and transfers of the Securities will be subject to material restrictions.

An investment in the Company will require a long-term commitment. The Securities have not been registered under the Securities Act or any state securities laws and are subject to substantial restrictions on transfer and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. There will be no trading market for any of the Securities and none is expected to develop in the foreseeable future. The Securities may not be sold, pledged or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. In addition, the Securities are subject to further substantial restrictions on transfer set forth in the Operating Agreement.

Risks Related to Conflicts of Interest

We are dependent on the Manager and its affiliates and their key personnel who provide services to us through the Operating Agreement, and we may not find a suitable replacement if the Operating Agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Compound and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. Each of our executive officers will also serve as an officer of Compound. The Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our Properties. Our success will depend on their continued service.

In addition, we offer no assurance that the Manager will remain the Manager or that we will continue to have access to the Manager's principals and professionals. If the Operating Agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Certain of the Manager's officers also serve or may serve as officers or employees of Republic Real Estate which intends to be involved in additional business activities outside of the Company. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and our executive officers and the resources of Republic Real Estate may also be required by the additional business activities. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the companies.

The terms of the Operating Agreement make it so that it may adversely affect our inclination to end our relationship with the Manager.

Under the terms of the Operating Agreement, we may terminate the Manger for "cause" following an affirmative vote of two-thirds of the Company's Investors. The term "cause" is limited to those circumstances described under "The Manager and the Operating Agreement-Term and Removal of the Manager" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end the Company's relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Operating Agreement provides that Compound Asset Management, LLC, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the Manager and its affiliates.

Each of our executive officers is an executive officer of the Manager, which is wholly owned by Republic Real Estate. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of our membership interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

● the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including other equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflict of interest policy that prohibits our directors, officers and employees from engaging in any transaction that involves an actual or apparent conflict of interest with us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder.. The Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Investors. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, or our Investors, members or partners or any subsidiary's Investors, members or partners for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under Accordingly, we and our Investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties, which has a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and;

- the potential for uninsured or underinsured property losses.

The value of each Property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a Property. Many expenditures associated with a Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property.

These factors may have a material adverse effect on the value that we can realize from our assets.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of one or more of our residential properties. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

The value of a Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our membership interests and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

The actual rents we receive for a Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other, we may be unable to realize our estimated market rents for a Property. In addition, depending on market rental rates at any given time as compared to expiring leases in our Properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a Property, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A Property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our Investors. In addition, the resale value of the property could be diminished because the market value of our properties may depend in part upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a Property could also reduce the value of our Investors' investment.

Further, a decline in general economic conditions could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Properties in order to retain and attract tenants, generate positive cash flow or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our membership interests.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from real property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate. If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our membership interests and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if a Series qualifies as a REIT for U.S. federal income tax purposes, the Series generally will be required to pay state and local taxes on its Property. The real property taxes on our Properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our membership interests and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a Property and its related Series would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of a Property that we acquire in order to comply with such regulations

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions to our Investors.

Tenant relief laws may negatively impact our rental income and profitability.

As landlord of numerous residential properties, we may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Rent control or rent stabilization laws could prevent us from raising rents to offset increases in operating costs.

Various states, cities, or municipalities have a system of rent regulations known as rent stabilization and rent control. Tenants of regulated apartments are entitled to receive required services, to have their leases renewed, and may not be evicted except on grounds allowed by law. If we acquire properties that include regulated apartments, these regulations could limit the amount of rent we are able to collect, which could have a material adverse effect on our ability to fully take advantage of the investments that we make in our properties. In addition, there can be no assurance that changes to rent control or rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents.

Our targeted investments may include condominium interests. Condominium interests are subject to special risks that may reduce your return on investment.

Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership interests may be decreased by the default of other membership interest Holders on their homeowners association, or HOA, fees or similar fees. If enough holders default on their fees, the HOA's liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent membership interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale. The Internal Revenue Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. For example, our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Internal Revenue Code or dispose of our properties through a "taxable REIT subsidiary," or TRS. These potential difficulties in selling real estate may limit our ability to promptly change, or reduce our exposure to, the properties we acquire in response to changes in economic or other conditions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our Investors and tenants in the Properties owned by the Series. While expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our tenants, and private data exposure, any of which could negatively impact our reputation and financial results.

We may enter into long-term leases with tenants in certain Properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of the Properties or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution to our Investors could be lower than if we did not enter into long-term leases.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our Investors.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. If a tenant defaults we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our Investors.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our Investors' overall return.

We may enter into joint ventures to acquire properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our Properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

Our Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the assets we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our Investors.

Some of the assets we invest in may be classified for accounting purposes as "available-for-sale." These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to Investors' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our Investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

U.S. Federal Income Tax Risks

The failure of a Series to qualify or remain qualified as a REIT would subject the Series to U.S. federal income tax and potentially state and local tax and would adversely affect the Series' operations and the market price of the Series' membership interests.

We intend for each Series to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the first full taxable year following the Closing of a The Offering and intend to operate such Series in a manner that would allow us to continue to qualify as a REIT. However, we may terminate a Series' REIT qualification, if the Manager determines that not qualifying as a REIT is in the best interests of a Series, or inadvertently. A Series' qualification as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Internal Revenue Code. To qualify as a REIT, a Series must comply with certain highly technical and complex requirements. We cannot be certain that a Series has complied or will comply with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability for each Series to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to a Series' qualification as a REIT or with respect to the federal income tax consequences of qualification. We cannot assure you that we will qualify or will remain qualified as a REIT.

If a Series fail to qualify as a REIT, it will not be allowed to deduct distributions to Investors in computing taxable income and will be subject to federal income tax at regular rates. In addition, the Series may be barred from qualification as a REIT for the four taxable years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the taxable cash flow available for distribution to Investors and for debt service. Furthermore, the Series would no longer be required by the Internal Revenue Code to make any distributions to our Investors as a condition of REIT qualification. Any distributions to Investors would be taxable as ordinary income to the extent of the Series current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code.

Even if a Series qualifies as a REIT, in certain circumstances, it may incur tax liabilities that would reduce its cash available for distribution to our Investors.

Even if a Series qualifies and maintains its status as a REIT, it may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Internal Revenue Code) will be subject to a 100% excise tax, and some state and local jurisdictions may tax some or all of our income because not all states and localities treat REITs the same as they are treated for U.S. federal income tax purposes. A Series may not make sufficient distributions to avoid excise taxes applicable to REITs. A Series also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our Investors would be treated as if they earned that income and paid the tax on it directly. However, Investors that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. A Series also will be subject to corporate tax on any undistributed REIT taxable income. Cash used for paying taxes will not be available for distribution or reinvestment by the Series.

The taxation of distributions to our Investors can be complex; however, distributions that we make to our Investors generally will be taxable as ordinary income or constitute a return of capital, which may reduce your anticipated return from an investment in us.

Distributions that a Series makes to our taxable Investors out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes, (2) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, or (3) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our TRSs. A return of capital is not taxable, but has the effect of reducing the basis of an Investor 's investment in our membership interests. Due to our investment in real estate, depreciation deductions and interest expense may reduce our earnings and profits in our early years with the result that a large portion of distributions to our Investors in early years may constitute a return of capital rather than ordinary income.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. Investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for this reduced rate. For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT Investor that are not designated as capital gain dividends or qualified income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. In addition, individuals, trusts, and estates whose income exceeds certain thresholds are subject to 3.8% Medicare tax on dividends received by us. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the membership interests of the REITs, including our membership interests. Tax rates could be changed in future legislation.

If a Series were considered to actually or constructively pay a "preferential dividend" to certain of our Investors, the Series' status as a REIT could be adversely affected.

In order to qualify as a REIT, a Series must distribute annually to its Investors at least 90% of the Series' REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the Series with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding membership interests within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS's position regarding whether certain arrangements that REITs have with their Investors could give rise to the inadvertent payment of a preferential dividend. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, there is no *de minimis* exception with respect to preferential dividends. Therefore, if the IRS were to take the position that a Series inadvertently paid a preferential dividend, the Series may be deemed either to (a) have distributed less than 100% of its REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of its REIT taxable income and the Series status as a REIT could be terminated for the year in which such determination is made if the Series were unable to cure such failure. If, however, a Series qualifies as a "publicly offered REIT" (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

The ability of the Manager to revoke the REIT qualification of a Series without Investor approval may subject a Series to U.S. federal income tax and reduce distributions to our Investors.

The Operating Agreement provides that the Manager may revoke or otherwise terminate a Series' REIT election, without the approval of our Investors, if it determines that it is no longer in a Series' best interest to continue to qualify as a REIT. While we intend for each Series to elect and qualify to be taxed as a REIT, a Series may not elect to be treated as a REIT or may terminate its REIT election if we determine that qualifying as a REIT is no longer in the best interests of our Investors. If a Series ceases to be a REIT, it would become subject to U.S. federal income tax on its taxable income and would no longer be required to distribute most of its taxable income to our Investors, which may have adverse consequences on the total return to our Investors and on the market price of the Series' membership interests.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect the Company and our Investors.

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act, or the TCJA, was enacted. The TCJA made major changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of REITs and their Investors. The long-term effect the significant changes made by the TCJA remains uncertain, and additional administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of technical corrections with respect to the TCJA could have an adverse effect on the Company and our Investors. We are also subject to state and local tax laws and regulations. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased costs could adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.

In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our Investors that any such changes will not adversely affect the taxation of an Investor. We cannot assure you that future changes to tax laws and regulations will not have an adverse effect on an investment in our membership interests.

You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our membership interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our membership interests.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, the Operating Agreement provides the Manager with the power, under certain circumstances, to revoke or otherwise terminate a Series' REIT election and cause such Series to be taxed as a regular corporation, without the vote of our Investors. The Manager could only cause such changes in a Series' tax treatment if it determines in good faith that such changes are in the best interest of the Series' Investors.

The ownership restrictions of the Internal Revenue Code for REITs and the 9.8% ownership limit in the Operating Agreement may inhibit market activity in our membership interests and restrict our business combination opportunities

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding membership interests of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of any taxable year. To protect a Series' REIT status, the Operating Agreement prohibits any holder from acquiring more than 9.8% (in value or number of membership interests, whichever is more restrictive) of the aggregate of the outstanding total capital stock of a Series or more than 9.8% (in value or number of membership interests, whichever is more restrictive) of our membership interests or any class or series of our outstanding preferred stock unless the Manager determines that it is no longer in a Series' best interests to continue to qualify as a REIT or that compliance with the restriction is no longer required in order for the Series to continue to so qualify as a REIT. The ownership limitation may limit the opportunity for Investors to receive a premium for their membership interests that might otherwise exist if an investor were attempting to assemble a block of membership interests in excess of 9.8% of the outstanding membership interests or otherwise effect a change in control

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a "pension-held REIT," (b) a tax-exempt Investor has incurred (or deemed to have incurred) debt to purchase or hold our membership interests, or (c) a holder of our membership interests is a certain type of tax-exempt Investor, dividends on, and gains recognized on the sale of, our membership interests by such tax-exempt Investor may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Risks Related to Ownership of our Membership Interests

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances for "Cause" following an affirmative vote of two-thirds of the Company's Investors, and unsatisfactory financial performance does not constitute "cause." Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating a Series Property.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our membership interests can be traded publicly.

The price of the membership interests is a derivative result of the cost that a Series in expected to incur in acquiring a Property. These prices do not necessarily accurately reflect the actual value of the membership interests or the price that may be realized upon disposition of the membership interests.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an membership interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the Operating Agreement and our membership interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our membership interests serves as a waiver by any Investor or beneficial owner of our membership interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our membership interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

BUSINESS

Company Overview

Compound Projects, LLC (the "**Company**"), a Delaware series limited liability company, was formed to permit public investment in specific real estate properties, each of which will be owned by a separate Series of the Company that we intend to establish. Each Series will hold the specific property that it acquires in a wholly-owned subsidiary (each, a "**Property Subsidiary**") which will be a Delaware limited liability company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of membership interests of such Series, but have not taken the steps to qualify any Series as a REIT as of the date of this Form C.

The Company's core business will be the identification, acquisition, marketing and management of individual real estate properties for the benefit of the Investors. Each Series is intended to own a single Property.

Investment Objectives

Our investment objectives are:

- to realize growth in the value of our investments;

- to grow net cash from operations so more cash is available for distributions to investors; and

- to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Manager

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC ("**Republic Real Estate**"), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

Investment Strategy

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in the major urban markets in the United States. We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of the Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

- *Local Market Research* – The Manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

- *Underwriting Discipline* – The Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

- *Risk Management* – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

- *Asset Management* – Prior to the purchase of a property, the Manager will develop an asset business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the Manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

- plans and specifications;

- evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

- auditable financial statements covering recent operations of properties having operating histories; and

- title and liability insurance policies.

We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in the Operating Agreement.

The Manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the Manager will utilize the Manager's investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective investment opportunities include:

- macroeconomic conditions that may influence operating performance;

- real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

- fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset's overall competitive position in its market;

- real estate and leasing market conditions affecting the real estate;

- the cash flow in place and projected to be in place over the expected hold period of the real estate;

- the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

- a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

- review of third-party reports, including appraisals, engineering and environmental reports;

- physical inspections of the real estate and analysis of markets; and

- the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the Manager's underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment's risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The Manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The Manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The Manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to "match-fund," which means the Manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the Operating Agreement, we have the authority to issue an unlimited number of additional membership interests or other securities. After your purchase in The Offering, the Manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your membership interests.

Disposition Policies & Investor Liquidity

We intend to hold and manage the Properties we acquire for a period of 3-5 years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property.. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the property is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of shareholders to sell a Property earlier than 3 years or to hold a Property for more than 5 years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

As a result of a sale of a property, the Manager would distribute the proceeds of such sale to the membership interest Holders of the applicable Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Operating Expenses

Each Series of the Company will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (we refer to these as "Operating Expenses"):

- any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

- any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms C-AR, 1-K, 1-SA and 1-U;

- any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member in connection with the Series Property;

- any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

- any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

- any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

- the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

- any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

- the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Investors;

- the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

- any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

- the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

- the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

- any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as "Operating Expenses Reimbursement Obligation(s))", and/or (c) cause additional membership interests to be issued in the such Series in order to cover such additional amounts.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Real Estate. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not hold a securities interest in our Company. The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

Legal Proceedings

None of the Company, any Series, the Manager, or any director or executive officer of the Company or the Manager is presently subject to any material legal proceedings.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the Investor owns. There will be no dilution to any Investors associated with this Offering. However, from time to time, additional membership interests in the Series offered hereby may be issued in order to raise capital to cover the Series' ongoing Operating Expenses.

DESCRIPTION OF SERIES #Illume

Series #Illume has been established to allow Investors who acquire Series #Illume Interests in this Offering to own an interest in Unit #302 in the Illume condominium, located at 920 South Street, Nashville, Tennessee (the "**Series #Illume Property**"). The Series #Illume Property will be owned by Compound Illume 302, LLC (the "**Series #Illume Property Subsidiary**") a Delaware limited liability company and a wholly owned subsidiary of Series #Illume. Upon completion of the Series #Illume Offering, and subject to the closing of the purchase and sale agreement described below, the Series #Illume will acquire the Series #Illume Property.

Property Summary

The Illume is a 77-unit boutique residential condominium located in the Gulch View neighborhood of Nashville. Organized as a multi-sensory urban escape, Illume's lushly landscaped courtyard, custom pool and fitness center invite residents to connect with the outdoors and all that Nashville has to offer. Designed by celebrated and local Nashville architect, The Bradley Projects, Illume was designed based on clean lines, airy interiors with abundant natural light and carefully curated finishes - the design references Gulch View's current emergence.

Property Name	Illume
Address	902 South Street, Nashville, TN 37203
Unit #	302
Year Built	2019
Bedrooms	1
Bathrooms	1
Square Footage	772
Building Amenities	• Landscaped Courtyard • Custom designed pool • Fitness Center • Indoor Parking Garage • Resident Lounge • Dog Walk

Vacation Rental Program

Illume was developed within a special zoning district and the condominium was organized to allow for short-term rentals. Following the completion of the acquisition of the Series #illume Property, we intend to enter into a management agreement with Turnkey Vacation Rentals, Inc. ("**Turnkey**"), a premium service for branded hospitality services for private accommodations. Turnkey, established in 2012, manages over 4,800 upscale vacation properties throughout the U.S. The developer of Illume has negotiated favorable pricing with for Turnkey management as they will be managing multiple units at Illume.

Neighborhood Overview

Drawing from Nashville's rich The Gulch neighborhood – Gulch View is set atop Nashville. Gulch View is among Nashville's most sought after areas – Just minutes to the city's integral music culture, boutiques, nightlife hot spots, and modern hotels. Illume's central position places it within close proximity to other popular downtown neighborhoods such as The Gulch, Music Row and Edgehill Village.

Purchase & Sale Agreement

On May 29, 2020, the Series #Illume Property Subsidiary entered into a purchase and sale agreement to acquire the Series #Illume Property on behalf of Series #Illume for a purchase price of $411,000. Upon entering into the purchase and sale agreement, our Manager made a $20,500 deposit into an escrow account held by Centennial Title Company, Inc., (the "**Centennial Escrow Account**").

Under the terms of the purchase and sale agreement, the seller will provide us with a $5,000 closing credit towards the payment of closing costs and a $23,500 closing credit towards the cost to furnish the Series #Illume Property. As per the terms of the Operating Agreement,

Closing under the Purchase & Sale Agreement is expected to occur on or before August 31, 2020. (the "**Property Closing Date**").

Capitalization

We estimate that the total capitalization for the acquisition of the Series #Illume Property will be as follows:

Uses	Amount	%
Acquisition of Property[1]	$411,000	88.76%
Offering Expenses[2]	$8,000	1.73%
Acquisition Expenses[3]	$1,000	0.22%
Capital & Operating Reserves	$6,000	1.30%
Total Capitalization for the Series #Illume Property	**$426,000**	**92.00%**
Service Fees & Commisions[4]	$37,043	8.00%
Total Capitalization for Series #Illume	**$463,043**	**100.00%**

1 Based on the purchase and sale agreement entered into on May 29, 2020. Includes the deposits made by the Manager that will be reimbursed by Series #Illume.

2 We will reimburse the Manager for Offering Expenses actually incurred for the Series #Illume. These reimbursements will be paid on a cost-basis, but will be capped at 2% of gross offering proceeds. This amount includes expenses incurred for this Offering as well as in any additional offerings of Series #Illume Interests. Our Manager will be responsible for any offering expenses above this amount.

3 Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs and inspection costs. To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

4 Shown as if all capital raised for the acquisition is subject to the fees to be paid to the Intermediary, which are comprised of a 6% cash fee and 2% of the total number of Securities sold in the Offering.

Acquisition Financing

In the event that we have not raised enough capital necessary to complete the acquisition of the Series #Illume Property prior to the Property Closing Date, our Manager may seek to arrange mortgage or other financing in an amount necessary to complete the acquisition.

Property Operations and Hold Period

Following the Property Closing Date, we intend to operate the property as a vacation rental unit in partnership with Turnkey. The estimated revenue for the Series #Illume Property is expected to average $2,400-$3,000 per month. Operating expenses, which include Turnkey's management fee, real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, are estimated to average $1,000-$1,500 per month. These estimates are based on projections that Turnkey has provided for one-bedroom units at Illume.

We intend to hold the Property for 3-5 years following our acquisition during which time, we intend to operate the Series #Illume Property as a vacation rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Interest Holders. The determination of when to sell the Series #Illume Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Series #Illume Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Property earlier than 3 years or to hold a Property for more than 5 years.

USE OF PROCEEDS

We plan to use proceeds from this Offering as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$2,778	6.00%	$19,446
Purchase of Series #Illume Property[1]	94.00%	$43,522	94.00%	$304,654
Total	**100.00%**	**$46,300**	**100.00%**	**$324,100**

DIRECTORS, OFFICERS, AND MANAGERS

The Manager of the Company is Compound Asset Management, LLC, a Delaware limited liability company, and a subsidiary of Republic Real Estate. The Manager is controlled by two member officers, Janine Yorio and Jesse Stein, who themselves control the Managing member of our Manager.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

Executive Officers

The following table sets forth certain information with respect to each of the directors and executive officers of the Manager:

Executive Officer	Age	Position held with our Company	Position held with the Manager
Janine Yorio	43	Chief Executive Officer	Chief Executive Officer
Jesse Stein	41	Chief Investment Officer (Principal Financial Officer and Principal Accounting Officer)	Chief Operating Officer

Biographical Information

Set forth below is biographical information of our executive officers.

Janine Yorio has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as CEO of our Company since its inception. Previously, Mrs. Yorio served as the Chief Executive Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mrs. Yorio was previously the Chief Executive Officer of Stayawhile, Inc. a short-term rental company that she founded in October 2016. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly-traded company. Prior to that, she worked as Senior Vice President of Acquisitions & Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group. She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

Jesse Stein has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as Chief Operating Officer and Principal and Financial Accounting Officer of our Company since its inception. Previously, Mr. Stein served as the Chief Operating Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm, from September 2011 through June 2013. Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein graduated from Cornell University and received a Master's Degree in Real Estate Investment from New York University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has authorized 100,000 Series #Illume Interests. As of the date of this filing, no Series #Illume Interests have been issued and are outstanding.

The Company has no debt outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Overview

Compound Projects, LLC (the "Company") is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues are generated at the Series level. As of December 31, 2019, the Series #Illume had not generated any revenues. Series #Illume is not expected to generate any revenues until 2021.

We have not incurred any Operating Expenses for the period since inception through December 31, 2019. Each Series will be responsible for its own Operating Expenses beginning on the closing date of the Offering of such Series.

Liquidity and Capital Resources

As of December 31, 2019, none of our company or any series of interests had any cash or cash equivalents and had no financial obligations.

Plan of Operations

Following the closing of the acquisition of the Series #Illume Property, we intend to hold the Property for 3-5 years during which time, we will operate the Series #Illume Property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to membership interest Holders. The determination of when to sell the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Property earlier than 3 years or to hold a Property for more than 5 years.

Previous Offerings of Securities

We have not made any securities offerings within the last three years. However, on March 11, 2020, our individual Series, Series #Reach, issued 530 Series #Reach membership interests for approximately of $95,372 under the exemption from registration provided by Section 4(a)(6) of the Securities Act.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 70,000 Series #Illume Interests for up to $324,100. The Company is attempting to raise a minimum amount of $46,300 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by August 27, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $324,100 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was calculated by dividing the sum of (i) the total capitalization required to purchase the Series #Illume Property ($463,000) including offering and acquisition expenses and capital reserves and (ii) the value of the Securities that the Intermediary will receive as part of their fee, divided by the number of Series #Illume Interests that have been authorized (100,000). For simplicity, we have rounded the price to $4.63. The minimum amount that an Investor may invest in the Offering is $115.75.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing membership interests in the future will be, a separate series of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series membership interests entitled to any preemptive, preferential or other rights that are not otherwise available to the membership interest Holders purchasing membership interests in connection with any Offering.

Subject to the provisions of the Operating Agreement, the Manager can cause the Company to establish one or more Series of the Company through the creation of a written series designation (a "Series Designation") for each new Series. A Series Designation relates solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of membership interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series are as set forth in the Operating Agreement and in the Series Designation, as applicable. Upon approval of any Series Designation by the Manager, the Series Designation is attached to the Operating Agreement as an Exhibit. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of membership interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement); and (iii) designate or authorize the designation of specific officers to be associated with such Series. The Series Designation for Series $Reach is attached hereto as Exhibit 3.1.

Title to the Properties will be held by, or for the benefit of, the applicable Series of the Company through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable Series. We intend that each Series will own a single Property. We do not anticipate that any of the Series will acquire any Properties other than their respective Property. New Series will be formed and will issue their own membership interests for future Properties. An Investor who invests in an Offering of a Series will not have any indirect interest in any Property of any other Series unless the Investor also participates in a separate Series Offering associated with that other Property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct record, and bank accounts, for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Property associated with that Series and other related assets (e.g., cash reserves). As noted in the "Risk Factors" section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet the Company's liabilities.

Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Property will be held by, or for the benefit of, the relevant Series.

All of the Series membership interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series membership interests, as determined by the Manager, the membership interest Holders of such Series membership interests will not be liable to the Company to make any additional capital contributions with respect to such Series membership interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series membership interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any membership interests and no preferential rights to distributions.

The Series described in this offering circular will use the proceeds of the respective Offerings to repay any Acquisition Loans or loans taken out or non-interest-bearing payments made by the Manager to acquire their respective Properties pursuant to the respective purchase and sale agreements, as well as pay certain fees and expenses related to the Property acquisitions and each Offering (please see the "Use of Proceeds" sections for each Offering for further details). An Investor in an Offering will acquire an ownership interest in the Series membership interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series membership interests, (iii) the Manager or (iv) the Property associated with the Series or any Property owned by any other Series.

Further issuance of membership interests

Only the Series membership interests, which are not annotated as closed, are being offered and sold pursuant to this Offering Circular. The Manager, in its sole discretion, has the option to issue additional membership interests (in addition to those issued in connection with any Offering) on the same terms as the membership interests of applicable Series being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Property.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to membership interest Holders except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Property related to such Series. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series from the utilization of the Property related to such Series shall be applied within the Series in the following order of priority:

● repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

● thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

● thereafter by way of distribution to membership interest Holders of such Series (net of corporate income taxes applicable to the Series), which may include the Manager or any of its affiliates.

No Series will distribute a Property in kind to its membership interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The membership interests are not redeemable.

Registration rights

There are no registration rights in respect of the membership interests.

Voting rights

The Manager is not required to hold an annual meeting of membership interest Holders. The Operating Agreement provides that meetings of membership interest Holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an membership interest Holder in the Company or a Series except with respect to:

(i)   the removal of the Manager;

(ii)   the dissolution of the Company upon the for-cause removal of the Manager, and

(iii)   an amendment to the Operating Agreement that would:

a. enlarge the obligations of, or adversely effect, an membership interest Holder in any material respect;

b. reduce the voting percentage required for any action to be taken by the holders of membership interests in the Company under the Operating Agreement;

c. change the situations in which the Company and any Series can be dissolved or terminated;

d. change the term of the Company (other than the circumstances provided in the Operating Agreement); or

e. give any person the right to dissolve the Company.

When entitled to vote on a matter, each membership interest Holder will be entitled to one vote per membership interest held by it on all matters submitted to a vote of the membership interest Holders of an applicable Series or of the membership interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by membership interest Holders of all Series of the Company then outstanding, voting together as a single class. All other matters to be voted on by the membership interest Holders must be approved by a majority of the votes cast by membership interest Holders in any Series of the Company present in person or represented by proxy.

The consent of the holders of a majority of the membership interests of a Series is required for any amendment to the Operating Agreement that would adversely change the rights of the membership interest Holders in such Series, result in mergers, consolidations or conversions of such Series and for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the membership interests of a Series voting as a separate class.

The Manager or its affiliates (if they hold Series membership interests) may not vote as an membership interest Holder in respect of any matter put to the membership interest Holders. However, the submission of any action of the Company or a Series for a vote of the membership interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See "Management" for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the membership interest Holders to, among other things, reflect the following:

- the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
- a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
- a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of membership interests;
- a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a corporation for U.S. federal income tax purposes;
- an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
- any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
- any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;
- a change in the fiscal year or taxable year and related changes; and
- any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

- do not adversely affect the membership interest Holders (including any particular Series as compared to other Series) in any material respect;
- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
- are necessary or appropriate to facilitate the trading of membership interests to comply with any rule, regulation, guideline or requirement of any securities exchange on which the membership interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the membership interest Holders;
- are necessary or appropriate for any action taken by the Manager relating to splits or combinations of membership interests under the provisions of the Operating Agreement; or
- are required to effect the intent expressed in this offering circular or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of Property of each Series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all membership interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the membership interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the membership interests in the profits of the Series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the Operating Agreement)), and thereafter, (iii) to the membership interest Holders of the relevant Series, allocated pro rata based on the number of membership interests held by each membership interest Holder (which may include the Manager, any of its affiliates and sellers of the Properties and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Restrictions on Ownership and Transfer

The membership interests are subject to restrictions on transferability. An membership interest Holder may not transfer, assign or pledge its membership interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) the assets of the Series being deemed "plan assets" for purposes of ERISA, (b) such membership interest Holder holding in excess of 9.8% of the Series, (c) result in a change of US federal income tax treatment of the Company and the Series, or (d) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring membership interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire membership interests in each Series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these membership interests, either directly or through broker or otherwise.

The restrictions on transferability listed above will also apply to any resale of membership interests via the Compound Platform through one or more third-party broker-dealers. Additionally, unless and until the membership interests of the Company are listed or quoted for trading, there are restrictions on the holder's ability to the pledge or transfer the membership interests. There can be no assurance that we will, or will be able to, register the membership interests for resale and there can be no guarantee that a liquid market for the membership interests will develop. Therefore, Investors may be required to hold their membership interests indefinitely. Please refer to Exhibit 2.2 (the Operating Agreement) and Exhibit 4.1 (the form of Subscription Agreement) for additional information regarding these restrictions. To the extent certificated, the membership interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Restrictions of Transfers related to REIT Qualification

In order for us to qualify as a REIT under the Internal Revenue Code, membership interests of each Series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Internal Revenue Code, a REIT cannot be "closely held." In this regard, not more than 50% of the value of a Series membership interests may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled "U.S. Federal Income Tax Considerations" in this offering circular for further discussion on this topic.

The relevant sections of the Operating Agreement provide that, after the completion of an Offering of a Series membership interest and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of membership interests, whichever is more restrictive) of the aggregate of our outstanding membership interests or total capital stock or more than 9.8% (in value or number of membership interests, whichever is more restrictive) of a Series membership interests; we refer to these limitations as the "ownership limits."

The constructive ownership rules under the Internal Revenue Code are complex and may cause membership interests actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding membership interests or total capital stock of a Series and 9.8% (in value or in number of membership interests, whichever is more restrictive) of any Series (or the acquisition of an interest in an entity that owns, actually or constructively, stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our Manager may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person's ownership in excess of the ownership limits will not then or in the future result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the person's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our Manager for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our Manager, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our Manager that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the membership interests causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our Manager may, but is not be required to, obtain an opinion of counsel or private ruling from the Service satisfactory to our Manager with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our Manager may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of a Series membership interests is in excess of such decreased limits until such person's percentage ownership of the Series' membership interests equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of the Series' membership interests in excess of such percentage ownership will be in violation of the applicable limits. Our Manager may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the membership interests of a Series then outstanding. Prior to any modification of the ownership limits, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

The Operating Agreement further prohibits:

● any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, stock that would result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the Investor's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

● any person from transferring a Series' membership interests if such transfer would result in a Series' membership interests to be beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of a Series' membership interests that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of a Series' membership interests will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days' prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of a Series' membership interests will not apply if our Manager determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our membership interests is no longer required in order for us to qualify as a REIT.

If any transfer of a Series' membership interests would result in the Series' membership interests to be beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such membership interests. In addition, if any purported transfer of a Series' membership interests or any other event would otherwise result in any person violating the ownership limits or such other limit established by our Manager, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem membership interests, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding membership interests of a Series, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of membership interests that the person beneficially owns and a description of the manner in which such membership interests are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each Investor will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer of our membership interests could delay, defer or prevent a transaction or a change in control that might involve a premium price for our membership interests or otherwise be in the best interest of our Investors.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing membership interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or Compound. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States. If an membership interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Related of Ownership of Our membership interests--*Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.*" Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our membership interests serves as a waiver by any Investor or beneficial owner of our membership interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our membership interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Compound LLC. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financial Statements

COMPOUND PROJECTS, LLC
A DELAWARE LIMITED LIABILITY COMPANY
CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2019

TABLE OF CONTENTS

COMPOUND PROJECTS, LLC



To the Managing Member
Compound Projects, LLC
New York, NY

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Compound Projects, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, changes in members' equity (deficit), and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compound Projects, LLC as of December 31, 2019, and the results of its consolidated operations and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the consolidated financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 5, 2020

COMPOUND PROJECTS, LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019

(US$)

Assets:		
Cash	$	-
Deferred Offering Costs		21,087
Deposits for real estate acquisitions		44,500
Total Assets	$	65,587
Liabilities and Members' Equity (Deficit)		
Liabilities:		
Accounts payable and accrued expenses	$	-
Due to related party		65,587
Total Liabilities		65,587
Members' Equity (Deficit)		-
Total Liabilities and Members' Equity (Deficit)	$	**65,587**

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Revenues	$	-
Operating expenses		
Operating expenses		-
Total expenses		-
Net Loss	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Balance at September 23, 2019 (Inception)	$	-
Capital Contributions		-
Distributions		-
Net Loss		-
Balance at December 31, 2019	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

	Compound Projects, LLC
Cash Flows from Operating Activities	
Net Loss	$ -
Net Cash Used In Operating Activities	-
Cash Flow From Investing Activities	
Deposit for real estate acquisition	(44,500)
Net Cash Provided by Investing Activities	(44,500)
Cash Flows From Financing Activities	
Advances from related party	65,587
Offering costs	(21,087)
Net Cash Used In Financing Activities	44,500
Net Change In Cash	-
Cash at Beginning of Period	-
Cash at End of Period	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

1.   ORGANIZATION

Compound Projects, LLC (the "Company") is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2019, the Company had not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Series #Reach

On October 16, 2019, the Company established its first Series known as Series #Reach for the purpose of acquiring Unit #1805 in the Reach Brickell City Center, located at 68 SE 6th Street, Miami, Florida (the "Series Reach Property") through its wholly owned subsidiary, Compound Reach 1805, LLC, a Delaware LLC (the "Series Reach Property Subsidiary").

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. Upon entering into the purchase and sale agreement, Compound placed a $5,000 deposit into an escrow account held by Cohen Pessoa Law Group. Additional deposits of $20,000 and $19,500 were made by Compound on October 31, 2019 and December 16, 2019, respectively. The purchase and sale agreement required the closing of the acquisition of the Series Reach Property to occur on or before January 21, 2020 (the "Property Closing Date").

On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. The deposits made by Compound will be reimbursed at the Closing of the Series #Reach Offering.

As of December 31, 2019, the Company had authorized 100,000 Series Reach Interests. As of December 31, 2019, no Series Reach Interests have been issued and no Series Reach Interests are outstanding.

2.   MEMBERS' EQUITY

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "Manager"). Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Compound Asset Management, Inc. ("Compound"), a privately held company that commenced operations in February 2018.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as its Series Reach. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of December 31, 2019, our Manager has incurred $21,087 of offering expenses of behalf of our Company of which $9,600 was allocated to Series #Reach and will be reimbursed from proceeds of the Series #Reach offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

4.   GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.   RELATED PARTY TRANSACTIONS

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. As of December 31, 2019, the Manager had made a total of $44,500 in deposits toward the purchase and sale of the Series #Reach Property of which the Company is expected to reimburse to the Manager. As of December 31, 2019, the total amount of reimbursements due to the Manager for offering expenses the Manager incurred on behalf of the Company and deposits toward the purchase and sale of the Series #Reach Property was $65,587, which is payable on demand and bears no interest.

6.   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 5, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Series #Reach Property Acquisition & Acquisition Loan

On January 21, 2020 (the "Property Closing Date"), Series #Reach completed the acquisition of the Series #Reach Property. To pay the $405,078 balance of the Series #Reach Property purchase price, including $4,578 in closing costs, Series #Reach borrowed funds from our Manager in the amount of $449,578 (the "Acquisition Loan"). We issued a promissory note to our Manager in the amount of $449,578, which amount included the deposits to the Seller of $44,500 that were made by our Manager and $405,078 that was required to complete the acquisition of the Series #Reach Property.

The Acquisition Loan has a maturity date of 18 months from the Property Closing Date and does not bear any interest. It is expected that the Acquisition Loan will be repaid through future closings of Series #Reach Offering or through an additional, future Series #Reach offering. In the event that the Acquisition Loan is not repaid in full prior to its maturity date, any outstanding balance under the Acquisition Loan will be converted into Series #Reach Interests on the same terms as provided to investors in this Offering.

As of June 5, 2020, the Company had repaid $350,000 of the Acquisition Loan using proceeds received from the sale of Series #Reach Interests. The remaining balance of the Acquisition Loan as of June 5, 2020 is $99,078

Series #Reach Lease

On April 6, 2020, the Series Reach Property Subsidiary entered into a lease agreement (the "Lease") for the Series #Reach Property. The Lease has a 12-month term beginning on May 1, 2020 and ending on April 30, 2021 with a monthly rent of $2,750.

Subscriptions

As of June 5, 2020, the Company had issued 84,932 Series #Reach Interests with additional subscriptions of 11,255 shares that have been received by the Company but not yet settled.

.

EXHIBIT D

Offering Page found on Intermediary's Portal



Company Name	Illume – Nashville
Logo	
Headline	Invest in a new Nashville luxury condo to be operated as a vacation rental.
Cover photo	
Hero Image	

Pitch text

Investors in the campaign must be U.S. citizens with a valid U.S. bank account. All investors will be required to submit a W-9 before their investment is finalized.

The Property



Illume is a **77-unit boutique residential condominium** located in the Gulch View neighborhood of Nashville. Organized as a multi-sensory urban escape, Illume's lushly **landscaped courtyard, custom pool, and fitness center** invite residents to connect with the outdoors and all that Nashville has to offer.



Designed by celebrated and local Nashville architect, The Bradley Projects, Illume was **designed based on clean lines, airy interiors with abundant natural light,** and carefully curated finishes—the design references Gulch View's current emergence.





Our Unit

Unit #302, a 772 square foot one-bedroom, one-bath, **corner unit overlooking the pool.**



Grand **ceiling heights of over 10 feet with expansive glass** give homes and open and airy feel. Custom stained flooring and natural accents complement the sophisticated color palette.





Green features and forward-thinking design is paramount—with incorporated energy efficient HVAC systems, appliances, a green roof, and storm-water treatment system.



* Images are model units and not the specific unit we are purchasing.

Floor Plan

- 
BATHROOM
BEDROOM
11'-0"W X 10'-6"L
LIVING
12'-6"W X 11'-0"L
CLOSET
KITCHEN/ DINING
15'-0"W X 10'-6"L
BALCONY
4'-0"W X 22'-6"L
WH
W/D
PANTRY
ENTRY

Unit

302 | 772 Sq. ft. | One Bedroom | One Bathroom

Short-Term Rental Program

Illume was developed within a **special zoning district and the condominium was organized to allow for short-term rentals**. We intend to partner with Turnkey, a premium service for branded hospitality services for private accommodations. Turnkey, established in 2012, manages over 4,800 upscale vacation properties throughout the U.S. The developer of Illume has negotiated favorable pricing with for Turnkey management as they will be managing multiple units at Illume.

The Offering

We think everybody should be able to participate in the growth and prosperity of the cities and neighborhoods they are helping to build.

Compound is the easy way to build a diversified portfolio of beautiful apartments in some of the world's best cities. **Compound slices each apartment into 100,000 equity interests** so investors can realize the economic benefits of ownership without the hassles and headaches. Investors receive potential dividends from **rental income** and **build wealth** through potential appreciation.

Financial Overview

On May 29, 2020 we entered into a purchase and sale agreement to acquire unit 302 for $411,000. Under the terms of the purchase and sale agreement, the seller agreed to provide a credit of up to $23,500 towards the furnishing and decoration of the apartment and an additional $5,000 credit towards closing costs. We have estimated a total capitalization for the acquisition to be $463,000 which includes closing costs associated with the purchase of the property, offering costs, (for this offering and potentially other equity offerings), fees paid to Republic, and operating and capital reserves. In the event that we have overestimated the total capital required, we intend to distribute any excess capital to investors. The closing of the acquisition is expected to occur prior to August 31, 2020.

Following the completion of the purchase and sale, we intend to enter the apartment into the Turnkey Vacation Rental Program. Turnkey has made the following occupancy and average daily rate projections for one bedroom units at Illume:


The Illume-One Bedroom Projections
Occupancy
Daily Rate
100%
$250



While we are confident in the projections that Turnkey has provided ($171 average daily rate, 52% occupancy), we have used more conservative estimates ($154 average daily rate, 50% occupancy) to base the operating assumptions shown below.

	Monthly	Annual	Per Sq.Ft.
Rental Revenue	$2,338	$28,059	$36.45
Management Fee	-$351	-$4,209	-$5.45
Operating Expenses	-$765	-$9,173	-$11.88
Cash Flow	$1,223	$14,676	$19.01
Yield		**3.17%**	

* All financial figures are estimates only. These estimates are not based on actual investment results and are not guaranteed of future results.

Returns

Compound is primarily focused on sourcing opportunities that have the potential for capital appreciation. We intend to **hold the property for a period of 3-5 years** after we complete the acquisition. Total return on investment will consist of a combination of **current income** that will be received during the time we hold this property and **capital appreciation** that may be realized when we sell the property.

Please refer to the FAQs for more information about return estimates.

The Location

920 South Street, Nashville, Tennessee




Tennessee State Capitol
Nashville
Country Music Hall of Fame and Museum
Temporarily closed
Frist Art Museum
Temporarily closed
THE GULCH
Vanderbilt University
920 South Street
Broadway
Lafayette St
2nd Ave S
21st Ave S
Belmont Mansion
Temporarily closed
Blakemore Ave
Acklen Ave
Wedgewood Ave

Nashville


NASH
VILLE
ERNEST TUBB
RECORD SHOP
NASHVILLE CROSSROADS
"MUSIC CITY"
REAL COUNTRY MUSIC LIVES HERE OUR 70TH YEAR
ALAN JACKSON
Pizza·Spirits

With more than **180 music venues around town** ranging from large arenas and concert halls to small clubs, and featuring nearly every genre of music, it's easy to see why Nashville is often referred to as "Music City." Recently, **Nashville has also evolved into a tech hub** coinciding with Amazon's impending 5,000 job Operations Center of Excellence announced in 2018.





Drawn not only by the vibrant live music joints that line its downtown streets, but also its **low unemployment rates, welcoming vibe, and notoriously diverse and recession-resilient local economy**, Nashville has experienced major population and tourism booms in recent years.



The Gulch View

Drawing from Nashville's rich The Gulch neighborhood—Gulch View is set atop Nashville. Gulch View is **among Nashville's most sought after areas**—just minutes to the city's integral music culture, boutiques, nightlife hot spots, and modern hotels.



Illume's central position places it within **close proximity to other popular downtown neighborhoods,** such as The Gulch, Music Row and Edgehill Village.



Market Data

Home values in Nashville have appreciated by 61.8% over the past 10 years including 4.7% over the past year.



	1 Year	3 Year	5 Year	10 Year
Nashville	4.73%	20.40%	46.98%	61.84%
U.S	4.26%	16.61%	30.49%	42.46%

* **Zillow Home Value Index (ZHVI)**: A smoothed, seasonally adjusted measure of the typical home value and market changes across a given region and housing type. Based on data as of 4/30/2020.

Rental rates in Nashville have appreciated by 21.2% over the past 10 years including 4.3% over the past year.





	1 Year	3 Year	5 Year
Nashville	4.3%	9.7%	21.2%
U.S	2.9%	10.0%	18.3%

*__Zillow Observed Rent Index (ZORI)__: A smoothed measure of the typical observed market rate rent across a given region. Based on data as of 4/30/2020.

Team

	Jesse Stein	COO
	Janine Yorio	CEO
	TJ Kawamura	Product
	Julia Schwartz	Biz Dev
	Jawwad Khan	Biz Dev
	Kostas Ketikidis	Investor Relations
	Ahnaf Taha	Intern
	David Felipe	Designer
	Dominic Jankovic	Engineering

Perks

FAQ

What is Compound?

Compound Asset Management, LLC ("Compound"), a subsidiary of Republic Real Estate, is a real estate asset management company led by an experienced team of real estate veterans. Compound is the managing member of Compound Projects, a real estate investment company that acquires and manages residential condominiums in major U.S. real estate markets.

What am I investing in?

You are investing in a single condominium unit, the ownership of which has been divided into 100,000 equity shares. For example, if you buy 10,000 shares, you would own 10% of that condominium's stock.

Who owns the property?	The property is owned by Compound Projects, LLC. When you invest in a condominium, you become a shareholder in a sub-company (a Series) of Compound Projects, LLC that owns a specific condominium.
How do you select properties?	We target certain cities that we feel have extraordinary catalysts for appreciation potential. We then seek out condominium units in our favorite buildings that we can acquire at a price that makes sense.
Who handles the property management?	Compound typically engages local property management firms to handle leasing and day to day property management. In addition, most of our properties are in full service condominium buildings that provide maintenance services.
Can I visit the property?	Feel free to walk by but we can't allow all of our shareholders access to the property.
Why is there a discrepancy between the purchase price and the offering amount?	The offering amount includes operating and capital reserves, closing costs, and offering costs.
What tax forms do I receive?	At the end of every year, investors will receive an annual 1099-DIV
Can i redeem my investment?	We do not currently offer a redemption program.
How do i get my money back?	When we sell a property we will distribute proceeds to investors pro-rata based upon the number of shares you own. We intend to hold the property for 3 to 5 years. Deciding when to sell the property will be at Compound's discretion.
How can I monitor the performance of my investment?	We will provide bi-annual reports which will include financial performance. We will also provide ongoing updates if there are any material changes to the property or its operations.

What is the tax structure? Will dividends be taxable as ordinary income?	Each Series of Compound Projects, LLC will elect to be taxed as a real estate investment trust (REIT). Unless your investment is held in a qualified tax-exempt account, your dividends will generally have tax implications. Dividends will typically come in three forms – (i) return of capital dividends (which are generally not taxed and instead reduce your tax basis for future capital gain consideration), (ii) capital gain dividends (which are generally taxable at long-term capital gain rates), or dividends from current or accumulated earnings or profits (which are generally taxed at ordinary income rates). This allows for depreciation to be passed through to investors up to an amount equal to the net income (can reduce taxable income to zero, but won't result in a pass-through loss). However, because each investor's tax considerations are different, we recommend that you consult with your tax advisor.
What fees does Compound charge?	Compound does not charge any asset management fees. We also do not take a piece of the profits.
Are these investments focused on income or appreciation?	We are primarily focused on sourcing opportunities that have the potential for capital appreciation. Many types of real estate are valued based on income multiples (cap rates) or dividend yields- and there's plenty of options for investors who are looking for income. Urban condominiums on the other hand, are valued based on supply and demand and using metrics such as price per square foot. This creates the opportunity for enhanced appreciation. Income and appreciation potential are directly linked (in opposite directions). Think about growth stocks like Netflix or Amazon. They don't pay dividends and no one invests in these companies for the income- they invest for the appreciation. Condos are the same- you invest to capture future appreciation, not to clip coupons.
Do I receive dividends?	We intend to make semi-annual dividend payments based on cash available (after reserves.)
What if a property needs more money? Are there any capital calls?	No additional cash outlays or capital calls are required. In the rare event that shortfalls exceed the reserves, then Compound can lend money to the project to fund the shortfall.
What are the returns?	At Compound, we're realists. That means we don't make up numbers. What we do, put very simply, is find condominiums that we can buy at prices that make sense. How do we determine if a purchase price makes sense? Well, first of all, we've done this before. Our team is made up of people who have a few decades of professional real estate experience (each!). Together, we take a hard look at supply (new units coming to market) and demand (new household formation and market occupancy). We look at what other similar units have sold for (comparable sales) and we look at current market conditions (average rents, market occupancies, and operating expenses.) Then, we compare the price we believe the unit is worth against the asking price--and we negotiate to acquire a property at a price that we think is attractive from a value perspective.

What about traditional real estate metrics such as cap rate or cash on cash?	Of course, we know what they are, and we acknowledge that in most real estate investments, they're incredibly important. But the cold, hard truth is that when it comes to condominiums, they're almost irrelevant. Condos do not sell on the basis of their ability to generate income. Instead, their value is largely based upon supply and demand. Think of condominiums more like a commodity--like oil or gold--that have both a real-world value and an economic value that makes them a store of wealth. When the market thinks they are rare, their value increases. Neither oil nor gold throws off any current income, and yet, they are very valuable assets to own.
How about IRR?	Investors love to talk about IRR (or internal rate of return). But guess what? There are really only a few facts that can be known with certainty in real estate investment: where the property is located, how big it is, and what you pay for it. Everything else, from future rents to projected returns, are little more than fantasy--right up there with unicorns and UFOs. IRR can only be calculated using assumptions about the future. Who can really predict the future? Since we lost all faith in both Zoltar and our Magic 8 ball, we instead rely on the things we know. We admit that we have no idea what interest rates or inflation---or what economic policy will be in five years. And guess what? Neither does Blackstone or any other real estate asset manager. Which is why any deal that is touting its projected IRR is always accompanied by lengthy disclaimers in tiny print which says, quite plainly, that the projections are meaningless.
And Now for the Truth (The Market is King)	You know how magicians swear never to reveal the secrets of their tricks? We're about to become the rogue magician of the real estate investment industry. That's because you will have a hard time finding a real estate firm willing to admit that their ingenuity is actually a very tiny component of their success. Rather, real estate returns are mostly a matter of being in the right market at the right time. The equities world has already faced this reality, which is why more capital is being passively managed than ever before. But in real estate, every investor is a self-proclaimed genius. (They are always the best managers who can find the best "off-market" deals and blah blah blah.) We are happy to admit it: the markets we invest in will determine the majority of our returns. We will seek to buy at the best values possible in order to enhance those returns, but at the end of the day, you are investing in a market and, drum roll please, the market is king.
What happens if Compound goes out of business?	To be clear, your investment would be in a Series of Compound Projects, LLC. This investment does not represent an investment in Compound Asset Management ("Compound"), the Manager of Compound Projects. If Compound goes bankrupt then Compound will assist in making an orderly transition of the management of Compound Projects, or may elect to sell the property and distribute the proceeds to shareholders.
Who can invest?	**Investors in the campaign must be U.S. citizens with a valid U.S. bank account. All investors will be required to submit a W-9 before their investment is finalized.**

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

COMPOUND PROJECTS, LLC
SERIES #ILLUME
a Delaware series limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Investor: «=investor.name»

COMPOUND PROJECTS, LLC
SERIES #ILLUME
(the "**Company**")

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE SERIES# ILLUME INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

Table of Contents

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

This document is attached to the Company's Operating Agreement to show the Subscriber's consent and membership to it.

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions.

This document provides the Company with the name(s) the Subscriber(s) will holder their interest in the Company.

This provides the Company the ability to affix Subscribers' signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

SUBSCRIPTION AGREEMENT
SERIES #ILLUME, A SERIES OF COMPOUND PROJECTS, LLC

Compound Asset Management, LLC
Managing Member of Compound Projects, LLC
335 Madison Avenue, 16th Floor
New York, NY 10017

Ladies and Gentlemen:

1. **Subscription**.

1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Compound Projects, LLC, a Delaware series limited liability company (the "**Company**"), the number of Interests in Series #Illume (the "**Series #Illume Interests**") set forth on the front of this Subscription Agreement at a purchase price of $4.63 per Series #Illume Interest for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Compound Asset Management, LLC, the managing member of the Company and Series #Illume (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 70,000 Series #Illume Interests for maximum aggregate gross proceeds of $324,100 ("**Maximum Offering Amount**").[1]

1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) August 31, 2020, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber.   The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

3. **Termination of Offering or Rejection of Subscription**.

---

[1] The total amount of Series Illume Interests issued in this offering may exceed 70,000 as the intermediary for this offering is entitled to two percent (2%) of all securities sold, this means the maximum amount of Series #Illume Interests that may be issued in this offering is 71,400.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Series #Illume Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, Series #Illume and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Series #Illume Interests involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, Series #Illume, or their financial condition.

5.2. The offering and sale of the Series #Illume Interests has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Series #Illume Interests is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Series #Illume Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Series #Illume Interests.

5.4. In evaluating the suitability of an investment in the Series #Illume Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://republic.co/illume together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Series #Illume Interests and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Series #Illume Interests by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Series #Illume Interests for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Series #Illume Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Series #Illume Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Series #Illume Interests.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE SERIES #Illume INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SERIES #Illume INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE SERIES #Illume INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in Article XIV of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, Series #Illume, the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Series #Illume Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of New York without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in New York, NY, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

11. **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Series #Illume Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

   12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

   12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

Subscription Agreement to subscribe for Series #Illume, a Series of Compound Projects, LLC

Legal Name of Subscriber	«=investor.name»
Number of Series #Illume Interests subscribed for	
Total Purchase Price of Series #Illume Interests subscribed for	«=investment.amount»
Investor Information:	
Address	
City	
State	
Zip	
Country	
Email Address	«=investor.email»

<u>EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT</u>

COMPOUND PROJECTS, LLC
SERIES #ILLUME INTERESTS

The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Series #Illume Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

Print Name of Subscriber: «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

Accepted:

SERIES #ILLUME, A SERIES OF COMPOUND PROJECTS, LLC
By: COMPOUND ASSET MANAGEMENT, LLC, as managing member

By and Date: «=issuer.signature»

Name: Janine Yorio

Title: Chief Executive Officer

EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

[Attached]

COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

Reference is made to the Second Amended and Restate Operating Agreement of the Company, dated as of June 1, 2020 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Compound Projects, LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

<u>Exhibit B – Substitute Form W-9</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

        In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

    (1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

    (2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

    (3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber

«=investor.name»   Co-Subscriber (if Applicable)

_____   _____

Signature: Signature:

_____   _____

Social Security or Tax Identification Number   Social Security or Tax Identification
Number

<u>Exhibit C – Registration Instructions</u>

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants: _____

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s): _____

Legal form of ownership: (select one)

__	Individual	__	Joint Tenants w/ Rights of Survivorship
__	Tenants in Common	__	Other: _____

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Compound Asset Management, LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; <u>provided</u> that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

EXHIBIT F
LLC Agreement

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
COMPOUND PROJECTS, LLC

This First Amended and Restated LIMITED LIABILITY COMPANY AGREEMENT OF COMPOUND PROJECTS, LLC, is dated as of June 1, 2020. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in Section 1.1, Section 3.4 and Article VIII.

WHEREAS, the Company was formed on September 23rd, 2019 pursuant to, and in accordance with, the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101 et seq.), as amended from time to time (the "Act"), by an authorized person, by the filing of a Certificate of Formation of the Company with the Secretary of State of the State of Delaware, and the Managing Member and the Initial Member hereby adopt and ratify the Certificate of Formation, as amended, and all acts taken by the authorized person in connection therewith.

WHEREAS, the Members executed the Company's original limited liability company agreement on October 15, 2019 (the "**Original Operating Agreement**").

WHEREAS, The Members now desire to amend and restate the Original Operating Agreement in the form of this First Amended and Restated Operating Agreement to fully set forth their agreements and understandings regarding the Company and to own and operate the Company in accordance with the terms of this Agreement.

NOW THEREFORE, Managing Member and the Members hereby agree as follows:

ARTICLE I - DEFINITIONS

Section 1.1   Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

Accredited Investor shall have the meaning defined in Rule 501 of the Securities Act of 1933, as amended.

Acquisition Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Property, including brokerage and sales fees and commissions (but excluding any Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Property was acquired using debt prior to completion of the closing on a Series property, technology costs, photography and videography expenses in order to prepare the profile for the Series Property to be accessible to investors via an online platform and any blue sky filings required in order for such Series to be made available to Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation and acquisition of a Series Property.

Additional Member means a Person admitted as a Member of the Company and associated with a Series in accordance with Article III as a result of an issuance of Interests of such Series to such Person by the Company.

Affiliate means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term **control** means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

Aggregate Ownership Limit means, for all Investors other than the Managing Member, the greater of (a) 9.8% of the aggregate Outstanding Interests of a Series, or (b) such other percentage set forth in the applicable Series, unless such Aggregate Ownership Limit is otherwise waived by the Managing Member in its sole discretion.

Agreement has the meaning assigned to such term in the preamble.

Allocation Policy means the allocation of revenues and expenses and costs that will be made amongst the various Series by the Manager. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of a Series Property, as determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Beneficial Ownership shall mean ownership of Interests in a Series by a Person, whether the Interests are held directly or indirectly (including by a nominee), and shall include Interests that would be treated as owned through the application of Sections 856(h)(1) and/or 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code, *provided, however,* that in determining the number of Interests Beneficially Owned by a Person, no Interest shall be counted more than once. The terms "**Beneficial Owner,**" "**Beneficially Owns**" and "**Beneficially Owned**" shall have the correlative meanings.

Broker means any FINRA member which can transact in securities who has been appointed by the Company (and as the Managing Member may select in its reasonable discretion) and specified in any Series Designation to provide execution and other services relating to an Offering to the Company, or its successors from time to time, or any other broker in connection with any Offering.

Brokerage Fee means the fee payable to any Broker for the purchase by any Person of Interests in an Offering equal to an amount agreed between the Managing Member and a broker-dealer from time to time and specified in any Series Designation.

Business Day means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

Capital Contribution means with respect to any Member, the amount of cash and the initial Gross Asset Value of any other property contributed or deemed contributed to the capital of a Series by or on behalf of such Member, reduced by the amount of any liability assumed by such Series relating to such property and any liability to which such property is subject.

Certificate of Formation means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware.

Code means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

Company means Compound Projects, LLC, a Delaware series limited liability company, and any successors thereto.

Dead Deal Costs means all fees, costs and expenses incurred in connection with any Series Property proposals pursued by the Company, the Managing Member or a Series that do not proceed to completion.

Delaware Act means the Delaware Limited Liability Company Act, 6 Del. C. Section 18 101, *et seq*.

DGCL means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, *et seq*.

ERISA means the Employee Retirement Income Security Act of 1974.

Exchange Act means the Securities Exchange Act of 1934.

Expenses and Liabilities has the meaning assigned to such term in Section 5.5(a).

Free Cash Flow means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, *plus* (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant Series Property (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Property (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses *less* (a) any capital expenditure related to the Series Property (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with Section 6.4.

Form of Adherence means, with respect to the Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Managing Member from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

Governmental Entity means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

Gross Asset Value means, with respect to any asset contributed by a Member to a Series, the gross fair market value of such asset as determined by the Managing Member.

Indemnified Person means (a) any Person who is or was an Officer of the Company or associated with a Series, (b) any Person who is or was a Managing Member or Liquidator, together with its officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person; *provided*, that, except to the extent otherwise set forth in a written agreement between such Person and the Company or a Series, a Person shall not be an Indemnified Person by reason of providing, on a fee for services basis, trustee, fiduciary, administrative or custodial services, and (d) any Person the Managing Member designates as an Indemnified Person for purposes of this Agreement.

Individual Aggregate 12-Month Investment Limit means, with respect to any individual holder who is not qualified as an Accredited Investor, in any trailing twelve-month period, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at fiscal year-end.

Initial Member means the Person identified in the Series Designation of such Series as the Initial Member associated therewith.

Initial Date shall mean the date of the closing of the Initial Offering of the Company.

Initial Offering means the first offering and issuance of Interests of any Series, other than the issuance to the Initial Member.

Interests means an interest in a Series issued by the Company that evidences a Members rights, powers and duties with respect to the Company and such Series pursuant to this Agreement and the Delaware Act.

Interest Designation has the meaning ascribed in Section 3.3(f).

Investment Advisers Act means the Investment Advisers Act of 1940.

Investment Company Act means the Investment Company Act of 1940.

Liquidator means one or more Persons selected by the Managing Member to perform the functions described in <u>Section 11.2</u> as liquidating trustee of the Company or a Series, as applicable, within the meaning of the Delaware Act.

Managing Member means, as the context requires, the managing member of the Company or the managing member of a Series.

Market Value means the total capitalization (including any debt) used for the acquisition of a Series Property including costs and expenses associated with acquiring and/or renovating a Series Property.

Member means each member of the Company associated with a Series, including, unless the context otherwise requires, the Initial Member, the Managing Member, each Member (as the context requires), each Substitute Member and each Additional Member.

National Securities Exchange means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

Offering means the offering or issuance of Interests of any Series, other than the issuance to the Initial Member.

Offering Document means, with respect to any Series or the Interests of any Series, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to an Offering of such Interests, in the form approved by the Managing Member and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including without limitation the U.S. Securities and Exchange Commission.

Offering Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company incurred in connection with executing the Offering, consisting of underwriting, legal, accounting, escrow, custody and compliance costs related to a specific offering.

Officers means any executive, president, vice president, secretary, treasurer or other officer of the Company or any Series as the Managing Member may designate (which shall, in each case, constitute managers within the meaning of the Delaware Act).

One Hundred Members Date means the first day on which Interests are beneficially owned by 100 or more Persons within the meaning of Section 856(a)(5) of the Code.

Operating Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series' pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company:

(a)   any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

(b)   any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms 1-K, 1-SA and 1-U;

(c)   any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member or a Property Manager, in connection with the Series Property;

(d)   any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

(e)   any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

(f)   any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

(g)   the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

(h)   any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

(i)   the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Economic Members;

(j)   the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

(k)   any indemnification payments to be made pursuant to Section 5.4;

(l)   the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

(m)   the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

(n)   any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

Operating Expenses Reimbursement Obligation(s) has the meaning ascribed in <u>Section 6.3</u>.

Outstanding means all Interests that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination.

Ownership Limits means the Series Interest Ownership Limit

Person means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

Property Manager means the property manager of each of the Series Property as specified in each Series Designation or, its permitted successors or assigns, appointed in accordance with <u>Section 5.9</u>.

Record Date means the date established by the Managing Member for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members associated with any Series or entitled to exercise rights in respect of any lawful action of Members associated with any Series or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

Record Holder or **holder** means the Person in whose name such Interests are registered on the books of the Company, or its transfer agent, as of the opening of business on a particular Business Day, as determined by the Managing Member in accordance with this Agreement.

REIT means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act of 1933.

Series has the meaning assigned to such term in <u>Section 3.3(a)</u>.

Series Property means, at any particular time, all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

Series Designation has the meaning assigned to such term in <u>Section 3.3(a)</u>.

Series Interest Ownership Limit shall mean not more than 9.8 percent (in value or in number of Interests, whichever is more restrictive) of the aggregate of the Outstanding Interests in a Series, or such other percentage determined by the Manager in accordance with <u>Section 4.5</u>.

Subsequent Offering means any further issuance of Interests in any Series, excluding the first Offering or any Transfer.

Substitute Member means a Person who is admitted as a Member of the Company and associated with a Series pursuant to Section 4.1(b) as a result of a Transfer of Interests to such Person.

Super Majority Vote means, the affirmative vote of the holders of Outstanding Interests of all Series representing at least two thirds of the total votes that may be cast by all such Outstanding Interests, voting together as a single class.

Transfer means, with respect to an Interest, a transaction by which the Record Holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

U.S. GAAP means United States generally accepted accounting principles consistently applied, as in effect from time to time.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to paragraphs, Articles and Sections refer to paragraphs, Articles and Sections of this Agreement; (c) the term include or includes means includes, without limitation, and including means including, without limitation, (d) the words herein, hereof and hereunder and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (e) or has the inclusive meaning represented by the phrase and/or, (f) unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (g) references to any Person shall include all predecessors of such Person, as well as all permitted successors, assigns, executors, heirs, legal representatives and administrators of such Person, and (h) any reference to any statute or regulation includes any implementing legislation and any rules made under that legislation, statute or statutory provision, whenever before, on, or after the date of the Agreement, as well as any amendments, restatements or modifications thereof, as well as all statutory and regulatory provisions consolidating or replacing the statute or regulation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

ARTICLE II - ORGANIZATION

Section 2.1 Formation. The Company has been formed as a series limited liability company pursuant to Section 18-215 of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company and each Series shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Company shall be Compound Projects, LLC. The business of the Company and any Series may be conducted under any other name or names, as determined by the Managing Member. The Managing Member may change the name of the

Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3   Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Managing Member, the registered office of the Company in the State of Delaware shall be located at VCorp Services, LLC, 1811 Silverside Road, Wilmington, Delaware 19810, and the registered agent for service of process on the Company and each Series in the State of Delaware at such registered office shall be VCorp Services, LLC. The principal office of the Company shall be located at 335 Madison Avenue, 16th Floor, New York, New York 10017 or such other place as the Managing Member may from time to time designate by notice to the Members. Unless otherwise provided in the applicable Series Designation, the principal office of each Series shall be located at 335 Madison Avenue, 16th Floor, New York, New York 10017 or such other place as the Managing Member may from time to time designate by notice to the Members associated with the applicable Series. The Company and each Series may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member determines to be necessary or appropriate.

Section 2.4   Purpose. The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire and maintain a portfolio of residential properties and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5   Powers. The Company, each Series and, subject to the terms of this Agreement, the Managing Member shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.6   Power of Attorney.

(a) Each Member hereby constitutes and appoints the Managing Member and, if a Liquidator shall have been selected pursuant to Section 11.2, the Liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

> (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Managing Member, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a series limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property; (B) all certificates, documents and other instruments that the

Managing Member, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company or a Series pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to, or in connection with other events described in, ARTICLE III or ARTICLE XI; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Interests of a Series issued pursuant to Section 3.3; (F) all certificates, documents and other instruments that the Managing Member or Liquidator determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and (G) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided*, that when any provision of this Agreement that establishes a percentage of the Members or of the Members of any Series required to take any action, the Managing Member, or the Liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such Series, as applicable.

Nothing contained in this Section shall be construed as authorizing the Managing Member, or the Liquidator, to amend, change or modify this Agreement except in accordance with ARTICLE XII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Members Interests and shall extend to such Members heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any officer of the Managing Member, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing Member, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Managing Member, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Officers or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 2.7   Term. The term of the Company commenced on the day on which the Certificate of Formation was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The existence of each Series shall commence upon the effective date of the Series Designation establishing such Series, as provided in Section 3.3. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of ARTICLE XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.8   Title to Properties. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Property. Title to any Series Property, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Property or any portion thereof. Title to any or all of the Series Property may be held in the name of the relevant Series or one or more nominees, as the Managing Member may determine. All Series Property shall be recorded by the Managing Member as the property of the applicable Series in the books and records maintained for such Series, irrespective of the name in which record title to such Series Property is held.

Section 2.9   Certificate of Formation. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Managing Member shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Managing Member determines such action to be necessary or appropriate, the Managing Member shall, or shall direct the appropriate Officers, to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if an Officer is so directed, such Officer shall be an authorized person of the Company and, unless otherwise provided in a Series Designation, each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

ARTICLE III - MEMBERS, SERIES AND INTERESTS

Section 3.1   Members.

(a)   Subject to paragraph (b), a Person shall be admitted as a Member and Record Holder either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Managing Member, and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Managing Member, a completed Form of Adherence, which is then accepted by the Managing Member, (ii) the prior written consent of the Managing Member, and (iii) otherwise complying with the applicable provisions of ARTICLE III and ARTICLE IV.

(b) The Managing Member may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not Accredited Investors of any Series Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Persons holding to be in excess of the Aggregate Ownership Limit, (iii) in any trailing 12-month period, cause the Persons' investment in all Interests (of all Series in the aggregate) to exceed the Individual Aggregate 12-Month Investment Limit, (iv) could adversely affect the Company or a Series or subject the Company, a Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Managing Member or any of its Affiliates being required to register under the Investment Advisers Act, (vii) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in a loss of (a) partnership status by the Company for US federal income tax purposes or the termination of the Company for US federal income tax purposes or (b) corporation taxable as an association status for US federal income tax purposes of any Series or termination of any Series for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring an Interest.

(c) The name and mailing address of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series. The Managing Member shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act and subject to Sections 3.1(e) and 3.3 relating to each Series, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Unless otherwise provided herein, and subject to ARTICLE XI, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their Interests from the Company; *provided* that when a transferee of a Members Interests becomes a Record Holder of such Interests, such transferring Member shall cease to be a Member of the Company with respect to the Interests so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with Section 11.3.

(g) Except as may be otherwise agreed between the Company or a Series, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or a Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) Compound Asset Management, LLC was appointed as the Managing Member of the Company with effect from the date of the formation of the Company on September 23rd, 2019 and shall continue as Managing Member of the Company until the earlier of (i) the dissolution of the Company pursuant to Section 11.1(a), or (ii) its removal or replacement pursuant to Section 4.3 or ARTICLE X. Except as otherwise set forth in the Series Designation, the Managing Member of each Series shall be Compound Asset Management, LLC until the earlier of (i) the dissolution of the Series pursuant to Section 11.1(b) or (ii) its removal or replacement pursuant to Section 4.3 or Article X. Unless provided otherwise in this Agreement, the Interests held by the Managing Member or any of its Affiliates shall be identical to those of a Member and will not have any additional distribution, redemption, conversion or liquidation rights by virtue of its status as the Managing Member; provided, that the Managing Member shall have the rights, duties and obligations of the Managing Member hereunder, regardless of whether the Managing Member shall hold any Interests.

Section 3.2   Capital Contributions.

(a)   The minimum number of Interests a Member may acquire is one (1) Interest or such higher or lesser amount as the Managing Member may determine from time to time and as specified in each Series Designation, as applicable. Persons acquiring Interests through an Offering shall make a Capital Contribution to the Company in an amount equal to the per interest price determined in connection with such Offering and multiplied by the number of Interests acquired by such Person in such Offering, as applicable. Persons acquiring Interests in a manner other than through an Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Managing Member in its sole discretion.

(b)   Except as expressly permitted by the Managing Member, in its sole discretion (i) initial and any additional Capital Contributions to the Company or Series as applicable, by any Member shall be payable in currency and (ii) initial and any additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Managing Member of a Person's admission as a Member to a Series (or a Members application to acquire additional Interests) (or within five business days thereafter with the Managing Members approval). No Member shall be required to make an additional capital contribution to the Company or Series but may make an additional Capital Contribution to acquire additional interests at such Members sole discretion.

(c)   Except to the extent expressly provided in this Agreement (including any Series Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company or any Series may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any Series of any Interests of a Series shall have priority over any other Member holding the same Series either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company or any Series on any Capital Contributions; and (iv) no Member, in its capacity as such, shall participate in the operation or management of the business of the Company or any Series, transact any business in the Company or any Series name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

Section 3.3 Series of the Company

(a) Establishment of Series. Subject to the provisions of this Agreement, the Managing Member may, at any time and from time to time and in compliance with paragraph (c), cause the Company to establish in writing (each, a **Series Designation**) one or more series as such term is used under Section 18-215 of the Delaware Act (each a **Series**). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series established pursuant to this Section shall be as set forth in this Agreement and the Series Designation, as applicable, for the Series. Upon approval of any Series Designation by the Managing Member, such Series Designation shall be attached to this Agreement as an Exhibit until such time as none of such Interests of such Series remain Outstanding.

(b) Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c) Series Designation. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement) and (iii) designate or authorize the designation of specific Officers to be associated with such Series. A Series Designation (or any resolution of the Managing Member amending any Series Designation) shall be effective when a duly executed original of the same is included by the Managing Member among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Series Designation shall be deemed to have been established and the Interests of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Series Designation establishing a Series may set forth specific provisions governing the rights of such Series against a Member associated with such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such Series Designation). In the event of a conflict between the terms and conditions of this Agreement and a Series Designation, the terms and conditions of the Series Designation shall prevail.

(e) Assets and Liabilities Associated with a Series.

(i) Assets Associated with a Series. All consideration received by the Company for the issuance or sale of Interests of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (**assets**), shall, subject to the provisions of this Agreement, be held for the benefit of the Series or the Members associated with such Series, and not for the benefit of the Members associated with any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets associated with any other Series. Such assets are herein referred to as **assets associated with** that Series. In the event that there are any assets in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable, and in accordance with the Allocation Policy, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this paragraph shall be conclusive and binding upon the Members associated with each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Managing Member shall not commingle the assets of one Series with the assets of any other Series.

(ii) <u>Liabilities Associated with a Series</u>. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (**liabilities**) with respect to a particular Series shall be charged against the assets associated with that Series. Such liabilities are herein referred to as **liabilities associated with** that Series. In the event that there are any liabilities in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable and in accordance with the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this <u>Section 3.3</u> shall be conclusive and binding upon the Members associated with each and every Series. All liabilities associated with a Series shall be enforceable against the assets associated with that Series only, and not against the assets associated with the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets associated with any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily associated with a particular Series to, between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Managing Member has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18 215(b) of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18 207 of the Delaware Act of setting forth such notice in the Certificate of

Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Interests in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, shall be effected by the Company other than from the assets associated with that Series, nor shall any Member or former Member associated with a Series otherwise have any right or claim against the assets associated with any other Series (except to the extent that such Member or former Member has such a right or claim hereunder as a Member or former Member associated with such other Series or in a capacity other than as a Member or former Member).

(f) Ownership of Series Property. Title to and beneficial interest in a Series Property shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in a specific Series Property or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Property. Any Series Property may be held or registered in the name of the relevant Series, in the name of a nominee or as the Managing Member may determine; *provided, however*, that Series Property shall be recorded as the assets of the relevant Series on the Company's books and records, irrespective of the name in which legal title to such Series Property is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Property to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by the Managing Member or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(g) Prohibition on Issuance of Preference Interests. No Interests shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in the applicable Series Designation on or prior to the date of the Initial Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Series Designation, the **Interest Designation**).

Section 3.4   Authorization to Issue Interests.

(a) The Company may issue Interests, and options, rights and warrants relating to Interests, for any Company or Series purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Managing Member shall determine, all without the approval of the Members. Each Interest shall have the rights and be governed by the provisions set forth in this Agreement (including any Series Designation).

(b) Subject to Section 6.3(a)(i), and unless otherwise provided in the applicable Series Designation, the Company is authorized to issue in respect of each Series an unlimited number of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this ARTICLE III shall be validly issued Interests in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Series Designation).

Section 3.5   Voting Rights of Interests Generally. Unless otherwise provided in this Agreement or any Series Designation, (i) each Record Holder of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of Interests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of Interests are entitled to vote, (iii) Record Holders of Interests of a particular Series shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h) and no such Interests shall be deemed Outstanding for purposes of any such vote.

Section 3.6   Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

Section 3.7   Splits.

(a)   Subject to paragraph (c) of this Section and Section 3.4, and unless otherwise provided in any Interest Designation, the Company may make a pro rata distribution of Interests of a Series to all Record Holders of such Series, or may effect a subdivision or combination of Interests of any Series, in each case, on an equal per Interest basis and so long as, after any such event, any amounts calculated on a per Interest basis or stated as a number of Interests are proportionately adjusted.

(b)   Whenever such a distribution, subdivision or combination of Interests is declared, the Managing Member shall select a date as of which the distribution, subdivision or combination shall be effective. The Managing Member shall send notice thereof at least 10 Business Days prior to the date of such distribution, subdivision or combination to each Record Holder as of a date not less than 5 Business Days prior to the date of such distribution, subdivision or combination. The Managing Member also may cause a firm of independent public accountants selected by it to calculate the number of Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing Member shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)   Subject to Section 3.4 and unless otherwise provided in any Series Designation, the Company shall not issue fractional Interests upon any distribution, subdivision or combination of Interests. If a distribution, subdivision or combination of Interests would otherwise result in the issuance of fractional Interests, each fractional Interest shall be rounded to the nearest whole Interest (and a 0.5 Interest shall be rounded to the next higher Interest).

Section 3.8   Agreements. The rights of all Members and the terms of all Interests are subject to the provisions of this Agreement (including any Series Designation).

ARTICLE IV - REGISTRATION AND TRANSFER OF INTERESTS.

Section 4.1   Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained below:

(a)   The Company, or its appointee, shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Managing Member is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Managing Member may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided, including as set forth in any Series Designation.

(b)   Upon acceptance by the Managing Member of the Transfer of any Interests, each transferee of an Interest, (i) shall be admitted to the Company as a Substitute Member with respect to the Interests so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Managing Member in accordance with Section 4.2(g)(ii), (iii) shall become the Record Holder of the Interests so transferred, (iv) grants powers of attorney to the Managing Member and any Liquidator of the Company and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Members.

(c)   Nothing contained in this Agreement shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Interests are listed or quoted for trading, if any.

Section 4.2   Ownership Limitations.

(a)   No Transfer of any Members Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion as further described in this Section 4.2. In the event of any Transfer, all of the conditions of the remainder of this Section must also be satisfied. Notwithstanding the foregoing but subject to Section 3.6, assignment of the economic benefits of ownership of Interests may be made without the Managing Members consent, provided that the assignee is not an ineligible or unsuitable investor under applicable law.

(b)   No Transfer of any Members Interests, whether voluntary or involuntary, shall be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the Company that such Transfer will not, unless waived by the Managing Member:

(i)   result in the transferee directly or indirectly exceeding the Individual Aggregate 12-Month Investment Limit or owning in excess of the Aggregate Ownership Limit;

(ii)   result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not Accredited Investors of any Series Interests, as specified in Section 12(g)(1)(A)(ii) of the

Exchange Act, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

(iii) cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

(iv) adversely affect the Company or such Series, or subject the Company, the Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject;

(v) require registration of the Company, any Series or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

(vi) violate or be inconsistent with any representation or warranty made by the transferring Member.

(c) The transferring Member, or such Members legal representative, shall give the Managing Member prior written notice before making any voluntary Transfer and notice within thirty (30) days after any involuntary Transfer (unless such notice period is otherwise waived by the Managing Member), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(vi) above. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Managing Member.

(d) In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Members' interest in the Company, the Managing Member may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

(e) A transferee shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

(f) The Company and each Series shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(g) Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Managing Member may require, in its sole discretion:

(i) the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Managing Member;

(ii)   each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Managing Member);

(iii)   each transferee to provide all the information required by the Managing Member to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

(iv)   payment by the transferring Member, in full, of the costs and expenses referred to in paragraph (h) below, and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Managing Member, waived.

(h)   The transferring Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 4.3 Transfer of Interests and Obligations of the Managing Member.

(a)   The Managing Member may Transfer all Interests acquired by the Managing Member (including all Interests acquired by the Managing Member in the Initial Offering pursuant to Section 3.1(h)) at any time and from time to time following the closing of the Initial Offering.

(b)   The Members hereby authorize the Managing Member to assign its rights, obligations and title as Managing Member to an Affiliate of the Managing Member without the prior consent of any other Person, and, in connection with such transfer, designate such Affiliate of the Managing Member as a successor Managing Member provided, that the Managing Member shall notify the applicable Members of such change in the next regular communication to such Members.

(c)   Except as set forth in Section 4.3(b) above, in the event of the resignation of the Managing Member of its rights, obligations and title as Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the Interests held by Members shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the Company until such date as a successor Managing Member is elected pursuant to the terms of this Section 4.3(c).

Section 4.4   Remedies for Breach. If the Managing Member shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this ARTICLE IV, the Managing Member shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem Interests, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Section 4.5   Ownership Limitations related to REIT Qualification

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Interests in a Series in excess of the Aggregate Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Interests in a Series in excess of the Series Interests Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Interests in a Series in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) (1) No Person shall Beneficially Own or Constructively Own Interests in a Series to the extent that such Beneficial Ownership or Constructive Ownership of Interests in a Series would result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year, and (2) no Person shall Beneficially Own or Constructively Own Interests in a Series to the extent that such Beneficial Ownership or Constructive Ownership of Interests in a Series would result in the Company otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that (A) would result in the Company owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code or (B) would cause any income of the Company that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that the Company intends to treat as an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such), in either case causing the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) During the period commencing on the One Hundred Members Date, any Transfer of Interests in a Series that, if effective, would result in the Interests in a Series being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void *ab initio*, and the intended transferee shall acquire no rights in such Interests in a Series.

(b) <u>Remedies for Breach</u>. If the Manager shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of <u>Section 4.5</u> or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Interests in a Series in violation of <u>Section 4.5</u> (whether or not such violation is intended), the Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event or otherwise prevent such violation, including, without limitation, causing the Company to redeem interests, refusing to give effect to such Transfer or Non-Transfer Event on the books of the Company or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer or other event in violation of <u>Section 4.5</u> (or Non-Transfer Event that results in a violation of <u>Section 4.5</u>) shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or Non-Transfer Event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Manager. Nothing herein shall limit the ability of the Manager to grant a waiver as may be permitted under Section 4.5(d).

(c) <u>Notice of Restricted Transfer.</u> Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Interests in a Series that will or may violate Section 4.5 shall immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the Company's qualification as a REIT.

(d) Exceptions. Subject to Section 4.5 the Manager, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Ownership Limit and/or the Series Interest Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person.

ARTICLE V - MANAGEMENT AND OPERATION OF THE COMPANY AND EACH SERIES

Section 5.1   Power and Authority of Managing Member. Except as explicitly set forth in this Agreement, the Managing Member, as appointed pursuant to Section 3.1(h) of this Agreement, shall have full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, in each case without the consent of the Members, including but not limited to the following:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of a Series, an Operating Expenses Reimbursement Obligation, or indebtedness that is convertible into Interests, and the incurring of any other obligations;

(b) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company or any Series (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the U.S. Securities and Exchange Commission), and the making of any tax elections;

(c) subject to the Voting Rights described in Section 3.5 (a) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or any Series or the merger or other combination of the Company with or into another Person;

(d) (i) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company and (ii) the use of the assets of a Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series;

(e)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company or any Series under contractual arrangements to all or particular assets of the Company or any Series);

(f)   the declaration and payment of distributions of Free Cash Flows or other assets to Members associated with a Series;

(g)   the election and removal of Officers of the Company or associated with any Series;

(h)   the appointment of a Property Manager in accordance with the terms of this Agreement;

(i)   The selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(j)   the solicitation of proxies from holders of any Series Interests issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of Members under this Agreement;

(k)   the maintenance of insurance for the benefit of the Company, any Series and the Indemnified Persons and the reinvestment by the Managing Member in its sole discretion, of any proceeds received by such Series from an insurance claim in a replacement Series Property which is substantially similar to that which comprised the Series Property prior to the event giving rise to such insurance payment;

(l)   the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

(m)   the placement of any Free Cash Flow funds in deposit accounts in the name of a Series or of a custodian for the account of a Series, or to invest those Free Cash Flow funds in any other investments for the account of such Series, in each case pending the application of those Free Cash Flow funds in meeting liabilities of the Series or making distributions or other payments to the Members (as the case may be);

(n)   the control of any matters affecting the rights and obligations of the Company or any Series, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(o)   the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(p)   the giving of consent of or voting by the Company or any Series in respect of any securities that may be owned by the Company or such Series;

(q)   the waiver of any condition or other matter by the Company or any Series;

(r)   the entering into of listing agreements with any National Securities Exchange or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

(s)   the issuance, sale or other disposition, and the purchase or other acquisition, of Interests or options, rights or warrants relating to Interests;

(t)   the registration of any offer, issuance, sale or resale of Interests or other securities or any Series issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

(u) the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company or any Series;

(v) the adoption, amendment and repeal of the Allocation Policy;

(w) the selection of auditors for the Company and any Series;

(x) the selection of any transfer agent or depositor for any securities of the Company or any Series, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

(y) unless otherwise provided in this Agreement or the Series Designation, the calling of a vote of the Members as to any matter to be voted on by all Members of the Company or if a particular Series, as applicable.

The authority and functions of the Managing Member, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to managers under the Delaware Act. No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or any Series or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company or any Series.

Section 5.2   Determinations by the Managing Member. In furtherance of the authority granted to the Managing Member pursuant to Section 5.1 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Managing Member consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and each Series and every holder of Interests:

(a) the amount of Free Cash Flow of any Series for any period and the amount of assets at any time legally available for the payment of distributions on Interests of any Series;

(b) the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

(c) any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Series;

(d) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by any Series or of any Interests;

(e) the number of Interests within a Series;

(f) any matter relating to the acquisition, holding and disposition of any assets by any Series;

(g) the evaluation of any competing interests among the Series and the resolution of any conflicts of interests among the Series;

(h) each of the matters set forth in Section 5.1(a) through Section 5.1(y); or

(i) any other matter relating to the business and affairs of the Company or any Series or required or permitted by applicable law, this Agreement or otherwise to be determined by the Managing Member.

Section 5.3   Delegation. The Managing Member may delegate to any Person or Persons any of the powers and authority vested in it hereunder and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

Section 5.4   Exculpation, Indemnification, Advances and Insurance.

(a) Subject to other applicable provisions of this ARTICLE V including Section 5.6, the Indemnified Persons shall not be liable to the Company or any Series for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company or any Series, this Agreement or any investment made or held by the Company or any Series, including with respect to any acts or omissions made while serving at the request of the Company or on behalf of any Series as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The Indemnified Persons shall be indemnified by the Company and, to the extent Expenses and Liabilities are associated with any Series, each such Series, in each case, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, **Expenses and Liabilities**) arising from the performance of any of their duties or obligations in connection with their service to the Company or each such Series or this Agreement, or any investment made or held by the Company, each such Series, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company or such Series under Delaware law, an Officer of the Company or associated with such Series, or an officer, director, member, partner, fiduciary or trustee of another Person, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud, willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Series (including any indebtedness which the Company or any Series has assumed or taken subject to), and the Managing Member or the Officers are hereby authorized and empowered, on behalf of the Company or any Series, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company and each applicable Series indemnify each Indemnified Person to the fullest extent permitted by law, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud, willful misconduct or gross negligence.

(b) The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.7, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the maximum extent permitted by law.

(c) Any indemnification under this Section (unless ordered by a court) shall be made by each applicable Series. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d) Any Indemnified Person may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under paragraph (a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e) To the fullest extent permitted by law, expenses (including attorney's fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Managing Member, be paid by each applicable Series in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by each such Series as authorized in this Section.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement (including without limitation any Series Designation), vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any person who is not specified in paragraph (a) but whom the Company or an applicable Series has the power or obligation to indemnify under the provisions of the Delaware Act.

(g)   The Company and any Series may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Persons status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section.

(i)   The Company and any Series may, to the extent authorized from time to time by the Managing Member, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company or such Series.

(j)   If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction each applicable Series shall nevertheless indemnify each Indemnified Person as to expenses (including attorney's fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k)   Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company or any Series in furtherance of the interests of the Company or such Series in good faith in reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; *provided* that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Indemnified Person.

(l)   An Indemnified Person shall not be denied indemnification in whole or in part under this Section because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)   Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company or any Series (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n)   The Managing Member shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and any Series and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company or associated with any Series, or by any other Person as to matters the Managing Member reasonably believes are within such other Persons professional or expert competence.

(o) Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section 5.5   Duties of Officers.

(a) Except as set forth in Sections 5.4 and 5.6, as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the Officers shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the DGCL by its officers.

(b) The Managing Member shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers of the Company or associated with a Series, and the Managing Member shall not be responsible for the misconduct or negligence on the part of any such Officer duly appointed or duly authorized by the Managing Member in good faith.

Section 5.6   Standards of Conduct and Modification of Duties of the Managing Member. Notwithstanding anything to the contrary herein or under any applicable law, including, without limitation, Section 18 1101(c) of the Delaware Act, the Managing Member, in exercising its rights hereunder in its capacity as the managing member of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Act or under any other applicable law or in equity. The Managing Member shall not have any duty (including any fiduciary duty) to the Company, any Series, the Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Managing Member expressly provided in this Agreement or in any other agreement with the Company or any Series.

Section 5.7   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Managing Member and any Officer of the Company or any Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company or such Series and to enter into any contracts on behalf of the Company or such Series, and such Person shall be entitled to deal with the Managing Member or any Officer as if it were the Company's or such Series sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member or any Officer in connection with any such dealing. In no event shall any Person dealing with the Managing Member or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Managing Member or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 5.8 <u>Certain Conflicts of Interest.</u> The resolution of any Conflict of Interest shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise.

Section 5.9 <u>Appointment of a Property Manager.</u> The Managing Member exercises ultimate authority over the Series Property. Pursuant to <u>Section 5.3</u>, the Managing Member has the right to delegate its responsibilities under this Agreement in respect of the management of the Series Property. The Managing Member has agreed on behalf of the Company to appoint a Property Manager to manage the Series Property on a discretionary basis, and to exercise, to the exclusion of the Managing Member (but under the supervision and authority of the Managing Member), all the powers, rights and discretions conferred on the Managing Member in respect of the Series Property and, the Managing Member on behalf of each Series, will enter into a property management agreement pursuant to which the Property Manager is formally appointed to manage the Series Property. The consideration payable to the Property Manager for managing the Series Property will be separate from any fees paid to the Company's Managing Member pursuant to <u>Section 6.6</u>.

ARTICLE VI - FEES AND EXPENSES

Section 6.1 <u>Cost to acquire the Series Property; Offering Expenses; Acquisition Expenses.</u> The following fees, costs and expenses in connection with any Initial Offering and the sourcing and acquisition of a Series Property shall be borne by the relevant Series (except in the case of an unsuccessful Offering in which case all Dead Deal Costs shall be borne by the Managing Member, and except to the extent assumed by the Managing Member in writing):

(a) Cost to acquire the Series Property including any deposits made to acquire a Property;

(b) Offering Expenses (up to, but no more than 2% per each Series Offering); and

(c) Acquisition Expenses

Section 6.2 <u>Operating Expenses; Dissolution Fees.</u> Each Series shall be responsible for its Operating Expenses, all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with <u>Section 6.4</u>.

Section 6.3 <u>Excess Operating Expenses; Further Issuance of Interests; Operating Expenses Reimbursement Obligation(s).</u>

(a) If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its Operating Expenses, the Managing Member may:

(i) issue additional Interests in such Series in accordance with Section 3.4. Members shall be notified in writing at least 10 Business Days in advance of any proposal by the Managing Member to issue additional Interests pursuant to this Section; and/or

(ii) pay such excess Operating Expenses and not seek reimbursement; and/or

(iii) enter into an agreement pursuant to which the Managing Member loans to the Company an amount equal to the remaining excess Operating Expenses (the **Operating Expenses Reimbursement Obligation(s)**). The Managing Member, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with ARTICLE VII.

Section 6.4   Allocation of Expenses. Any Brokerage Fee, Offering Expenses, Acquisition Expenses, and Operating Expenses shall be allocated by the Managing Member in accordance with the Allocation Policy.

Section 6.5   Overhead of the Managing Member. The Managing Member shall pay and the Members shall not bear the cost of: (i) all of the ordinary overhead and administrative expenses of the Managing Member including, without limitation, all costs and expenses on account of rent, utilities, insurance, office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, but excluding any Operating Expenses, (ii) any Dead Deal Costs, and (iii) such other amounts in respect of any Series as it shall agree in writing or as is explicitly set forth in any Offering Document.

Section 6.6   Fees Payable to the Managing Member or its Affiliates. The Managing Member or its Affiliates shall be entitled to receive the fees set forth in this Section 6.6. The Managing Member or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Managing Member determines.

(a)   Fees from Other Services – Affiliates of the Managing Member. Each Series may retain certain of the Managing Member's affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates and shall not provide economic interest meant to mimic or represent an Interest in any Series.

ARTICLE VII - DISTRIBUTIONS

Section 7.1   General. Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash to the Members. Subject to the terms of any Interest Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the Company) and of Article XI, distributions shall be paid to the Record Holders of Interests on an equal per-Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in the Company if such distribution would violate the Delaware Act or other applicable law.

Section 7.2 <u>Application of Amounts upon the Liquidation of a Series</u>. Subject to <u>Section 7.3</u> and ARTICLE XI and any Interest Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates).

Section 7.3 <u>Timing of Distributions.</u>

(a) Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member shall pay distributions to the Members associated with such Series pursuant to <u>Section 7.1</u>, at such times as the Managing Member shall reasonably determine, and pursuant to <u>Section 7.2</u>, as soon as reasonably practicable after the relevant amounts have been received by the Series; *provided that*, the Managing Member shall not be obliged to make any distribution pursuant to this Section (i) unless there are sufficient amounts available for such distribution or (ii) which, in the reasonable opinion of the Managing Member, would or might leave the Company or such Series with insufficient funds to meet any future contemplated obligations or contingencies including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Managing Member is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company or such Series having unreasonably small capital for the Company or such Series to continue its business as a going concern. Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), distributions shall be paid to the holders of the Interests of a Series on an equal per Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in any Series if such distribution would violate the Delaware Act or other applicable law.

(b) Notwithstanding <u>Section 7.2</u> and <u>Section 7.3(a)</u>, in the event of the termination and liquidation of a Series, all distributions shall be made in accordance with, and subject to the terms and conditions of, ARTICLE XI.

(c) Each distribution in respect of any Interests of a Series shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company and such Series liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 7.4 <u>Distributions in kind.</u> Distributions in kind of the entire or part of a Series Property to Members are prohibited.

ARTICLE VIII - BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1   Records and Accounting.

(a) The Managing Member shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Managing Member appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Managing Member; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

(b) Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Members Interest as a member of the Company (as reasonably determined by the Managing Member) to such information pertaining to the Company as a whole and to each Series in which such Member has an Interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Managing Member shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Managing Member. For the avoidance of doubt, except as may be required pursuant to Article X, a Member shall only have access to the information (including any Series Designation) referenced with respect to any Series in which such Member is a Record Holder for that Series' Interests and not to any Series in which such Member does not have an interest.

(c)   Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member shall use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

> (i) a financial statement of such Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

> (ii)   confirmation of the number of Interests in each Series Outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the Company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with this Section 8.1(c) and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Section 8.2 <u>Fiscal Year</u>. Unless otherwise provided in a Series Designation, the fiscal year for tax and financial reporting purposes of each Series shall be a calendar year ending December 31 unless otherwise required by the Code. The fiscal year for financial reporting purposes of the Company shall be a calendar year ending December 31.

ARTICLE IX - TAX MATTERS

From the effective date of the Company's election to qualify as a REIT until the Restriction Termination Date (as defined in <u>Article XIII</u>) of the Company, the Manager and its officers shall take such action from time to time as the Manager determines is necessary or appropriate in order to maintain the Company's qualification as a REIT; *provided*, *however*, if the Manager determines in good faith that it is no longer in the best interests of the Company to continue to be qualified as a REIT, the Manager may authorize the Company to revoke or otherwise terminate its REIT election pursuant to Section 856(g) of the Code. It is intended that the Company will elect to be treated as a corporation for U.S. federal income tax purposes that will elect to be taxed as a REIT prior to the Initial Date (as defined in <u>Article XIII</u>) of the Company until the Restriction Termination Date of the Company.

ARTICLE X - REMOVAL OF THE MANAGING MEMBER

Section 10.1 <u>Term & Removal</u>. The Manager will serve as our managing member for an indefinite term, but that the Manager may be removed for "Cause" following an affirmative vote of two-thirds of the Company's Investors, or may choose to withdraw as manager, under certain circumstances.

(a) "**Cause**" is defined as:

(i) the Manager's continued breach of any material provision of the Operating Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

(ii) the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(iii) the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Operating Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the

Manager's actual knowledge of its commission or omission, then the Manager may not be removed; or

(iv) the dissolution of the Manager.

Unsatisfactory financial performance does not constitute "Cause"

(b)   Assignment of Rights.   The managing member may assign its rights under this Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our Investors so long as the Manager remains liable for any such affiliate's performance.

(c)   Withdrawal as Manager.   The managing member may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

(d)   Replacement Manager.   In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. Other than accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

ARTICLE XI - DISSOLUTION, TERMINATION AND LIQUIDATION

Section 11.1 Dissolution and Termination.

(a) The Company shall not be dissolved by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer associated with any Series. The Company shall dissolve, and its affairs shall be wound up, upon:

(i) an election to dissolve the Company by the Managing Member;

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of a Series Property) and the subsequent election to dissolve the Company by the Managing Member;

(iii) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act;

(iv) at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(v) a vote by the Members to dissolve the Company following the for-cause removal of the Managing Member in accordance with ARTICLE X.

(b)   A Series shall not be terminated by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer associated with any Series. Unless otherwise provided in the Series Designation, a Series shall terminate, and its affairs shall be wound up, upon:

(i) the dissolution of the Company pursuant to Section 11.1(a);

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of such Series (which shall include the obsolesce of the Series Property) and the subsequent election to dissolve the Company by the Managing Member. The termination of the Series pursuant to this sub-paragraph shall not require the consent of the Members;

(iii) an event set forth as an event of termination of such Series in the Series Designation establishing such Series;

(iv) an election to terminate the Series by the Managing Member; or

(v) at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c) The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act shall be strictly prohibited.

Section 11.2 Liquidator. Upon dissolution of the Company or termination of any Series, the Managing Member shall select one or more Persons (which may be the Managing Member) to act as Liquidator.

In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without 15 days prior notice to the Managing Member and may be removed at any time by the Managing Member; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be appointed by the Managing Member. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this ARTICLE XI, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of a Series, other than in connection with a dissolution of the Company, the Managing Member shall act as Liquidator.

Section 11.3 Liquidation of a Series. In connection with the liquidation of a Series, whether as a result of the dissolution of the Company or the termination of such Series, the Liquidator shall proceed to dispose of the assets of such Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18 215 and 18 804 of the Delaware Act, the terms of any Series Designation and the following:

(a) Subject to Section 11.3(c), the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members associated with such Series.

(b) Liabilities of each Series include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 11.2) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members associated with such Series otherwise than in respect of their distribution rights under ARTICLE VII. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c) Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), all property and all Free Cash Flows in excess of that required to discharge liabilities as provided in Section 11.3(b) shall be distributed to the holders of the Interests of the Series on an equal per Interest basis.

Section 11.4   Cancellation of Certificate of Formation. In the case of a dissolution of the Company, upon the completion of the distribution of all Free Cash Flows and property in connection the termination of all Series (other than the reservation of amounts for payments in respect of the satisfaction of liabilities of the Company or any Series), the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken by the Liquidator or the Managing Member, as applicable.

Section 11.5   Return of Contributions. None of any Member, the Managing Member or any Officer of the Company or associated with any Series or any of their respective Affiliates, officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company or any Series to enable it to effectuate, the return of the Capital Contributions of the Members associated with a Series, or any portion thereof, it being expressly understood that any such return shall be made solely from a Series Property.

Section 11.6   Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or a Series Property.

ARTICLE XII - AMENDMENT OF AGREEMENT, SERIES DESIGNATION

Section 12.1   General. Except as provided in Section 12.2, the Managing Member may amend any of the terms of this Agreement or any Series Designation as it determines in its sole discretion and without the consent of any of the Members. Without limiting the foregoing, the Managing Member, without the approval of any Member, may amend any provision of this Agreement or any Series Designation, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change that the Managing Member determines to be necessary or appropriate in connection with any action taken or to be taken by the Managing Member pursuant to the authority granted in ARTICLE V hereof;

(b) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, any Series Designation;

(d) a change that the Managing Member determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that each Series will continue to be taxed as an entity for U.S. federal income tax purposes;

(e) a change that the Managing Member determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);

(f) a change that the Managing Member determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including, without limitation, the division of any class or classes or series of Outstanding Interests into different classes or Series to facilitate uniformity of tax consequences within such classes or Series) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Managing Member deems to be in the best interests of the Company and the Members;

(g) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or any Series Designation or is otherwise contemplated by this Agreement or any Series Designation;

(h) a change in the fiscal year or taxable year of the Company or any Series and any other changes that the Managing Member determines to be necessary or appropriate;

(i) an amendment that the Managing Member determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Managing Member, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j) an amendment that the Managing Member determines to be necessary or appropriate in connection with the establishment or creation of additional Series pursuant to Section 3.3 or the authorization, establishment, creation or issuance of any class or series of Interests of any Series pursuant to Section 3.4 and the admission of Additional Members;

(k) any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 12.2; and

(l) any other amendments substantially similar to the foregoing.

Section 12.2   Certain Amendment Requirements. Notwithstanding the provisions of Section 12.1,

(a) no amendment to this Agreement shall be made without the consent of the Members holding of a majority of all of the Outstanding Interests, that:

(i) decreases the percentage of Outstanding Interests required to take any action hereunder;

(ii) materially adversely affects the rights of all of the Members;

(iii) modifies Section 11.1(a) or gives any Person the right to dissolve the Company; or

(iv) modifies the term of the Company.

(b) no amendment to this Agreement shall be made without the consent of the Members holding of a majority of the Outstanding Interests of a particular Series, that:

(i) materially adversely affects the rights of any of the holders of Interests of that particular Series as compared to holders of Interests of other Series);

Section 12.3   Amendment Approval Process. If the Managing Member desires to amend any provision of this Agreement or any Series Designation, other than as permitted by Section 12.1, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement or any Series Designation may be proposed only by or with the consent of the Managing Member. Such meeting shall be called and held upon notice in accordance with ARTICLE XIII of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Managing Member shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment affecting all of the Members of all of the Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of all Series then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. A proposed amendment materially adversely affecting all of the Members of a particular Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of such affected Series then Outstanding, unless a greater percentage is required under this Agreement or by Delaware law. The Company shall deliver to each Member prompt notice of the adoption of every amendment made to this Agreement or any Series Designation pursuant to this ARTICLE XII.

ARTICLE XIII - MEMBER MEETINGS

Section 13.1   Meetings. The Company shall not be required to hold an annual meeting of the Members. The Managing Member may, whenever it thinks fit, convene meetings of the Company or any Series. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting.

Section 13.2   Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding 50% of Interests, and in respect of meetings of any Series, Members holding 50% of Interests in such Series, present in person or by proxy shall be a quorum. In the event a meeting is not quorate, the Managing Member may adjourn or cancel the meeting, as it determines in its sole discretion.

Section 13.3   Chairman. Any designee of the Managing Member shall preside as chairman of any meeting of the Company or any Series.

Section 13.4 <u>Voting Rights</u>. Subject to the provisions of any class or series of Interests of any Series then Outstanding, the Members shall be entitled to vote only on those matters provided for under the terms of this Agreement.

Section 13.5 <u>Extraordinary Actions</u>. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Interests entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 13.6 <u>Managing Member Approval</u>. Other than as provided for in ARTICLE X, the submission of any action of the Company or a Series to Members for their consideration shall first be approved by the Managing Member.

Section 13.7 <u>Action By Members without a Meeting</u>. Any Series Designation may provide that any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

Section 13.8 <u>Managing Member.</u> Unless otherwise expressly provided in this Agreement, the Managing Member or any of its Affiliates who hold any Interests shall not be entitled to vote in its capacity as holder of such Interests on matters submitted to the Members for approval, and no such Interests shall be deemed Outstanding for purposes of any such vote.

ARTICLE XIV - CONFIDENTIALITY

Section 14.1 <u>Confidentiality Obligations.</u> All information contained in the accounts and reports prepared in accordance with ARTICLE VIII and any other information disclosed to a Member under or in connection with this Agreement is confidential and non-public and each Member undertakes to treat that information as confidential information and to hold that information in confidence. No Member shall, and each Member shall ensure that every person connected with or associated with that Member shall not, disclose to any person or use to the detriment of the Company, any Series, any Member or any Series Property any confidential information which may have come to its knowledge concerning the affairs of the Company, any Series, any Member, any Series Property or any potential Series Property, and each Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. This <u>Section 14.1</u> is subject to <u>Section 14.2</u> and <u>Section 14.3</u>.

Section 14.2 <u>Exempted information.</u> The obligations set out in <u>Section 14.1</u> shall not apply to any information which:

(a) is public knowledge and readily publicly accessible as of the date of such disclosure;

(b) becomes public knowledge and readily publicly accessible, other than as a result of a breach of this ARTICLE XIV; or

(c) has been publicly filed with the U.S. Securities and Exchange Commission.

Section 14.3 <u>Permitted Disclosures</u>. The restrictions on disclosing confidential information set out in <u>Section 14.1</u> shall not apply to the disclosure of confidential information by a Member:

(a) to any person, with the prior written consent of the Managing Member (which may be given or withheld in the Managing Members sole discretion);

(b) if required by law, rule or regulation applicable to the Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any Governmental Entity having jurisdiction over the Member, or if requested by any Governmental Entity having jurisdiction over the Member, but in each case only if the Member (unless restricted by any relevant law or Governmental Entity): (i) provides the Managing Member with reasonable advance notice of any such required disclosure; (ii) consults with the Managing Member prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Managing Member to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Managing Member any confidential information held by the Member or any person to whom the Member has disclosed that confidential information in accordance with this Section); or

(c) to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this ARTICLE XIV.

ARTICLE XV - GENERAL PROVISIONS

Section 15.1   Addresses and Notices.

(a) Any notice to be served in connection with this Agreement shall be served in writing (which, for the avoidance of doubt, shall include e-mail) and any notice or other correspondence under or in connection with this Agreement shall be delivered to the relevant party at the address given in this Agreement (or, in the case of a Member, in its Form of Adherence) or to such other address as may be notified in writing for the purposes of this Agreement to the party serving the document and that appears in the books and records of the relevant Series. The Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices or reports on a secure electronic application to which all Members have access (including without limitation the Compound platform or any successor thereto), and any such publication shall constitute a valid method of serving notices under this Agreement.

(b) Any notice or correspondence shall be deemed to have been served as follows:

(i) in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following delivery;

(ii) in the case of service by U.S. registered mail, on the third Business Day after the day on which it was posted;

(iii) in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following transmission; and

(iv) in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following publication.

(c) In proving service (other than service by e-mail), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed.

(d) Any notice to the Company (including any Series) shall be deemed given if received by any member of the Managing Member at the principal office of the Company designated pursuant to Section 2.3. The Managing Member and the Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 15.2   Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.4   Integration. This Agreement, together with the applicable Form of Adherence and any applicable Series Designation, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.5   Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 15.6   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto (which signature may be provided electronically) or, in the case of a Person acquiring an Interest, upon acceptance of its Form of Adherence.

Section 15.8 Applicable Law and Jurisdiction.

(a) This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations (if any) arising out of or in connection with this agreement (including its formation) shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company and each Series and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b) To the fullest extent permitted by applicable law, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in Chancery Court in the State of Delaware and each Member hereby consents to the exclusive jurisdiction of the Chancery Court in the State of Delaware (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by applicable law, each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the Chancery Court in the State of Delaware except to the extent otherwise explicitly provided herein. The provisions of this Section 15.8(b) shall not be applicable to an action, suit or proceeding to the extent it pertains to a matter as to which the claims are exclusively vested in the jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or if the Chancery Court in the State of Delaware does not have jurisdiction over such matter.

(c) Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11.1 will be deemed effective service of process on such party.

(d) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

(e) Notwithstanding anything contrary in this Section 15.8, section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in this Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Interest Holders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 15.9   Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10 <u>Consent of Members.</u> Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGING MEMBER
COMPOUND ASSET MANAGEMENT, LLC

DocuSigned by:
Janine Yorio
62D5F0BB023D48C...

By: /s/ Janine Yorio
Janine Yorio
Chief Executive Officer

COMPANY
COMPOUND PROJECTS, LLC

By: Compound Asset Management, LLC, its managing member

DocuSigned by:
Janine Yorio
62D5F0BB023D48C...

By: /s/ Janine Yorio
Janine Yorio
Chief Executive Officer

EXHIBIT G
Series #Illume Designation

Series Designation of
Series #Illume, a series of Compound Projects, LLC

In accordance with the Limited Liability Company Agreement of Compound Projects, LLC, a Delaware series limited liability company (the "Company"), dated October 15, 2019 (the "Agreement") and upon the execution of this Series Designation by the Company and Compound Asset Management, LLC in its capacity as Managing Member of the Company and of Series #Illume, a series of the Company ("Series #Illume"), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the "Series Illume Designation Exhibit."

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Series #Illume, a series of Compound Projects, LLC.
Effective Date of Establishment	May 29, 2020.
Managing Member	Compound Asset Management, LLC, was appointed as the Managing Member of Series #Illume with effect from the date of the Agreement and shall continue to act as the Managing Member of Series #Illume until the dissolution of Series #Illume pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Series Property	The Series Property of Series #Illume shall be comprised of Unit #302 of the Illume located at 920 South Street, Nashville, Tennessee 37203, which will be acquired by Series #Illume through the Series #Illume Subsidiary.
Series #Illume Subsidiary	Compound Illume 302, LLC a Delaware limited liability company that is wholly owned by Series #Illume.
Management Fee	N/A
Purpose	As stated in Section 2.4.
Issuance	Subject to Section 6.3(a)(i), the number of Series #Illume Interests the Company will initially issue is 100,000 Interests.
Interest Designation	No Member holding Series #Illume Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series #Illume Interests.
Voting	Subject to Section 3.5, the Series #Illume Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series #Illume Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series #Illume Interests then Outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series #Illume Interests;

(b) mergers, consolidations or conversions of Series #Illume or the Company; and

(c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series #Illume Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series #Illume Interests shall not be required for any of the other matters specified under Section 12.1.

Splits	There shall be no subdivision of the Series #Illume Interests other than in accordance with Section 3.7.
Other rights	Holders of Series #Illume Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series #Illume Interests.
Officers	There shall initially be no specific officers associated with Series #Illume, although, the Managing Member may appoint Officers of Series #Illume from time to time, in its sole discretion.
Aggregate Ownership Limit	As stated in Section 1.1.
Minimum Interests	One (1) Interest per Member.
Fiscal Year	As stated in Section 8.2.
Information Reporting	As stated in Section 8.1(c).
Termination	As stated in Section 11.1(b).
Liquidation	As stated in Section 11.3.
Amendments to this Exhibit	As stated in Article XII.

EXHIBIT H
Purchase and Sale Agreement



Agreement for Purchase and Sale of Units

1. **Parties** THIS AGREEMENT FOR PURCHASE AND SALE OF UNITS (the "Agreement"), is entered into as of the Effective Date, by and between Illume Nashville, LLC, a Florida limited liability company ("Seller"), and _Compound Illume 302, LLC_ ("Purchaser," collectively, if more than one) for the Unit defined below, which will be located in the development known as ILLUME NASHVILLE (the "Project").

2. **Consideration** In consideration of the Purchase Price specified below, the mutual covenants and benefits provided for herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller agrees to sell, and Purchaser agrees to purchase the Unit in accordance with the terms and conditions of this Agreement.

3. **Unit** The condominium, located at 920 South Street, Nashville, TN, 37203 in Davidson County, Tennessee, on the real property described on Exhibit "A" (the "Property"), and identified as Unit No. _302_ and Parking Space No(s). _P-1_ (collectively, the "Unit") of Illume Nashville Condominiums to be established under that certain Master Deed for Illume Nashville Condominiums to be recorded in the Registers Office for Davidson County, Tennessee. Illume Nashville is more particularly described in the Declaration, and is shown and delineated on the Plat exhibit, attached to the Declaration (defined below).

   The floorplan is attached hereto as Exhibit "B" (the "Floor Plans"). The standard finish specifications for the Unit are attached hereto as Exhibit "C" (the "Finish Schedule"). The Unit shall include an undivided interest in the common elements with special rights to use Certain Common Elements designated as Limited Common Elements and certain parking space number (as shown on Exhibit "F").

4. **Purchase Price** The purchase price of the Unit is $ _411,000_ .

   The Purchase Price, plus all closing costs, which are the responsibility of the Purchaser, shall be paid by Purchaser in cash or immediately available funds, at the closing and consummation of the purchase and sale contemplated by this Agreement (the "Closing"). The Purchase Price is based on the designed size of the Unit and shall not be affected by minor variations that may occur during construction.

5. **Earnest Money** Purchaser has paid, or will pay $ _20,550_ within _5_ days upon execution of this Agreement, as Earnest Money (the "Earnest Money") to Centennial Title Company, Inc., 30 Burton Hills Blvd. #165, Nashville, TN 37215 (the "Escrow Agent"). The Earnest Money shall be held in escrow by Escrow Agent and shall be disbursed in accordance with the terms of this Agreement. The Earnest Money shall be applied toward the total Purchase Price of the Unit at the time of the Closing, but shall otherwise be totally nonrefundable, unless otherwise noted in this Agreement.

   Escrow Agent shall disburse Earnest Money only as follows:

   - at Closing;
   - upon a written agreement signed by Seller and Purchaser;
   - upon order of a court or arbitrator having jurisdiction over any dispute involving the Earnest Money;
   - upon a reasonable interpretation of this Agreement by the Escrow Agent requiring that the Earnest Money be disbursed to Seller or Purchaser. Except for disbursement at Closing, prior to disbursing the Earnest Money pursuant to a reasonable interpretation of this Agreement, Escrow Agent shall give all parties a fifteen (15) day notice, stating to whom the disbursement will be made. Any party may object in writing as to the disbursement, provided the objection is received by the Escrow Agent prior to the end of the fifteen (15) day notice period. All objections not raised in a timely manner shall be waived. In the event a timely objection is made, Escrow Agent shall consider the objection and shall do any or a combination of the following: (A) hold the Earnest Money for a reasonable period of time, determined in Escrow Agent's sole discretion, to give the parties an opportunity to resolve the dispute; (B) disburse the Earnest Money and so notify all parties; and/or (C) interplead the Earnest Money into a court of competent jurisdiction. Escrow Agent shall be reimbursed for, and may deduct from, any funds interpleaded its cost and expenses, including reasonable attorneys' fees. The prevailing party in the interpleader action shall be entitled to collect from the other party the costs and expenses reimbursed to Escrow Agent. No party shall seek damages from Escrow Agent (nor shall Escrow Agent be liable for same) for any matter relating to the performance of Escrow Agent's duties under this Paragraph.

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If the Earnest Money is not timely received by Escrow Agent or the check or other instrument for Earnest Money is not honored for any reason by the bank upon which it is drawn, Escrow Agent shall promptly notify the parties and Seller, at its sole option, shall have the right to terminate this Agreement by notifying Purchaser and Escrow Agent in writing.

6. Financing Contingency

This Purchase Agreement
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☐ is NOT contingent upon Purchaser's ability to qualify for financing. (Purchaser must provide proof of funds within 10 days after the Effective Date which shall include evidence of sufficient funds and Purchaser's financial statement. Seller shall maintain the confidentiality of such financial information of Purchaser.)

☒ is contingent upon Purchaser's ability to obtain financing. (Purchaser must provide loan commitment within 14 banking days after the Effective Date (the "Financing Contingency Deadline"). **Purchaser's obligation to purchase the Unit is subject to Purchaser's ability to obtain a satisfactory commitment for a commercial loan secured by the Unit from Republic Bank, Nashville, Tennessee (a "Loan") before expiration of the Financing Contingency Deadline (due to the number of short term rentals of the condominiums at the Illume Nashville Condominiums, conventional home financing will not be available to purchasers).** Purchaser shall provide written evidence to Seller of Purchaser's ability to obtain the Loan as required hereby. "Ability to obtain," as used herein, means that Purchaser is qualified to receive the Loan based upon lender's customary and standard underwriting criteria. If Purchaser has the ability to obtain the Loan, Purchaser warrants that, at closing, Purchaser will have sufficient cash to complete the purchase of the Unit. Purchaser further warrants that, unless otherwise specified herein, Purchaser does not need to sell or lease other real property in order to complete the purchase of the Unit. To terminate this Agreement pursuant to this Section 6 and obtain a return of the Earnest Money from Escrow Agent, Purchaser shall give Seller written notice of its inability to obtain a satisfactory loan commitment on or before expiration of the Financing Contingency Deadline. IF PURCHASER FAILS TO PROVIDE EVIDENCE OF APPROVAL OF THE LOAN COMMITMENT OR WRITTEN NOTICE OF ITS INABILITY TO OBTAIN A SATISFACTORY LOAN PRIOR TO THE EXPIRATION OF THE FINANCING CONTINGENCY DEADLINE AS PROVIDED IN THIS SECTION 6, PURCHASER SHALL BE DEEMED TO HAVE WAIVED THE FINANCING CONTINGENCY AND THE PARTIES SHALL PROCEED TO CLOSING UNDER THE TERMS OF THIS AGREEMENT. IF PURCHASER PROVIDES EVIDENCE OF APPROVAL OF THE LOAN COMMITMENT PRIOR TO THE EXPIRATION OF THE FINANCING CONTINGENCY DEADLINE, BUT IS UNABLE TO CLOSE ON THE LOAN BY THE CLOSING DATE, PURCHASER SHALL BE IN DEFAULT UNDER THIS AGREEMENT, SELLER'S OBLIGATION TO SELL THE UNIT TO PURCHASER WILL BE TERMINATED, THE INITIAL DEPOSIT SHALL BE DISBURSED BY ESCROW AGENT TO SELLER AND SELLER MAY PURSUE OTHER OPTIONS DESCRIBED IN SECTION 18(b). In addition, at any time the Seller may require the Purchaser to show evidence of financing. In the event that the Purchaser cannot show proper evidence of financing within ten (10) days of Seller's request, the Seller may, at its sole option, consider the Purchaser to be in default.

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7. Closing Date /Possession

The Closing shall take place in the office of the attorney designated by Seller on a date which is specified by Seller in a written notice given by Seller to Purchaser, subject to the terms hereof (such date being referred to herein as "Scheduled Closing Date"). The Scheduled Closing Date shall be a date following substantial completion of the Unit, as determined by Seller in its sole and absolute discretion, and

Seller shall provide Purchaser with at least fourteen (14) days prior written notice of the Scheduled Closing Date. The Scheduled Closing Date, once established in accordance with the terms hereof, may not be extended by Purchaser except by an agreement signed by Seller establishing a new Scheduled Closing Date. Permanent possession of the Unit shall be delivered to Purchaser on the date the Closing (evidenced by delivery of warranty deed and payment of Purchase Price) actually occurs (the "Closing Date"). Seller shall make a reasonable effort to cause the Unit to be substantially complete by December 1, 2019, but such estimated delivery date (the "Estimated Delivery Date") shall be subject to change by Seller if the completion of the Unit is delayed for any reason whatsoever without any requirement of specific notice by Seller to Purchaser. Seller is obligated to complete and deliver the Unit by the Final Completion Date specified in Section 24 hereof. Seller will not under any circumstances be obligated to pay for incidental costs of delay in delivering the Unit, including but not limited to rate lock extension fees for Purchaser's financing or rent.

8. Tax Proration

Purchaser acknowledges that, as of the year in which closing takes place, the Unit may not have been a separately described and assessed parcel of real estate and that, in that event, ad valorem taxes for the Unit for the year in which Closing takes place will be assessed under a tax bill in the name of Seller, or its predecessor in title, which covers additional property. Should the Unit not be a separately described and

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assessed parcel of real estate, Purchaser agrees to pay Seller at closing that portion of the tax for the year in which closing takes place (based on the prior year or most current information available if the tax bill for the year in which closing takes place is not yet available) which shall be determined by multiplying the total tax bill by (i) the Purchaser's percentage interest in the Association   or any common elements assigned to the Unit in the Declaration, and (ii) then prorating the product of such multiplication as of the Closing Date. Seller agrees to pay the entire tax bill before it becomes delinquent and, upon written request from Purchaser or any first mortgagee of the Unit, to provide Purchaser or such mortgagee proof of payment. If the amount allocated to the parties is based upon an estimate and the actual bill varies from the estimate, the party who paid too much shall have the right to adjust the prorated amount and the party who paid too little shall pay any increased amount based on the actual tax bill to the other party within ten (10) days of receipt of notice.

If, in the year in which closing takes place, the Unit is a separately described and assessed parcel of real estate, then ad valorem taxes applicable to the Unit shall be prorated between the Seller and Purchaser as of the Closing Date. If the amount allocated to the parties is based upon an estimate and the actual bill varies from the estimate, the party who paid too much shall have the right to adjust the prorated amount and the party who paid too little shall pay any increased amount based on the actual tax bill to the other party within ten (10) days of receipt of notice.

9.	Declaration	Seller reserves the right to amend the Declaration, subject to and in accordance with the terms of the Declaration and Section 19 of this Agreement.

A copy of the Declaration is or will be contained within the Disclosure Package ("Disclosure Package"), which has been or will be furnished to Purchaser no later than thirty (30) days after the Effective Date. This Agreement is terminable by Purchaser until midnight on the seventh (7th) day after Seller has delivered the Disclosure Package to Purchaser, by providing written notice to Seller. The Disclosure Package shall contain: (1) the Declaration, (2) the Articles of Incorporation of ILLUME NASHVILLE Homeowners' Association, Inc. (the "Association"), (3) Bylaws for the Association, (4) a floor plan of the Unit and plat describing the Unit to be constructed on a portion of the Property, and (5) an estimated budget for the Association. The Declaration, Floor Plan, Bylaws, Articles of Incorporation, and Budget are collectively referred to herein as the "Project Documents".

Purchaser acknowledges that the Unit being purchased is a portion of the real property and improvements that have been made subject to the Declaration. The nature and extent of the rights and obligations of the Purchaser in acquiring and owning the Unit will be controlled by and subject to the Declaration, the Articles of Incorporation, the Bylaws, and the rules and regulations of the Association. The sale and Purchaser's ownership of the Unit are subject to the terms and conditions of the Declaration, and Purchaser agrees that from and after the Closing, Purchaser will comply with the provisions of the Declaration and will perform the obligations imposed by the Declaration.

Upon conveyance of title to the Unit to Purchaser, Purchaser shall automatically become a member of the Association and shall be subject to the assessment obligations and other provisions set forth in the Declaration, including the obligation of the Purchaser to pay a contribution to the capital fund of the Association or reimburse Seller for the same as referred to in Section 11.

10.	Common Expense Assessments/ Homeowners Association Dues	The monthly installment of common expense assessments levied against the Unit for the month in which the closing takes place shall be prorated between Seller and Purchaser as of the day of Closing. From and after the first day of the first calendar month following the Closing, Purchaser shall pay all amounts as are assessed against the Unit in accordance with the terms and provisions of the Declaration. Except for the monthly installment of common expense assessments levied against the Unit that are prorated as of the day of the Closing, said assessments shall be payable to the Association, or as otherwise provided by the Board of Directors of the Association. Each Unit will be subject to a monthly Association assessment to cover all operating costs of the Project, including but not limited to common area maintenance, insurance, grounds cleaning and maintenance, trash service, repairs and capital improvements as necessary from time to time. The assessment is a personal liability of Purchaser secured by a lien on the Unit. Purchaser acknowledges that the assessment will be based upon actual operating costs of the Project once occupied and reserves and those preliminary estimates are subject to adjustment once final costs are determined.
11.	Homeowner Association Capital Fund Assessment	In addition to all other sums due hereunder, Purchaser agrees at Closing to either (i) make a nonrefundable contribution to the capital fund of the Association in an amount equal to 2 months of the General Common Assessments per Unit (the "Working Capital Contribution"), or (ii) in the event that Seller has made such initial Capital Fund Assessment to the capital fund of the Association, reimburse Seller said amounts.
12.	Insurance	Purchaser shall be obligated to obtain and maintain at all times insurance covering those portions of his or her Unit to the extent not insured by policies maintained by the Association. Upon request by the Board,

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Purchaser shall be required to furnish a copy of such insurance policy or policies to the Association. In the event any such Unitowner fails to obtain insurance as required by this subparagraph and the Declaration, the Association may purchase such insurance on behalf of Purchaser and assess the cost thereof to Purchaser.

13. Closing Costs

Closing costs in regard to the transactions contemplated by this Agreement shall be paid by Purchaser as follows:

a. Purchaser shall pay all transfer fees and recording costs assessed in connection with the recordation of the Warranty Deed from Seller to Purchaser and all indebtedness taxes and recording costs assessed in connection with the recordation of any loan documents required by Purchaser's lender.

b. Purchaser shall pay the premium for any owner's or mortgagee's policy of title insurance desired by Purchaser and all requested endorsements.

c. Purchaser shall pay Purchaser's attorney closing fees.

d. Purchaser shall pay the Capital Fund Assessment to the Association and any set- up fee to the Association's managing agent.

e. Purchaser shall pay all costs in connection with any financing obtained by Purchaser for the purpose of enabling Purchaser to acquire title to the Unit.

14. Limited Home Warranty

At Closing, Seller shall deliver the limited warranty attached hereto as Exhibit "D" (the "Limited Warranty"), and Seller shall transfer to the Purchaser all of its rights and interest in all manufacturer or installer warranties applicable to the Unit, or have the same issued directly to Purchaser. Purchaser understands that the warranty period defined in each manufacturer warranty may be a different date than the Closing Date. Purchaser hereby acknowledges and affirms that except for the warranties of title to be included in Seller's instruments of conveyance to the Unit, and the Limited Warranty to be delivered at Closing, Seller does not, by the execution and delivery of this Agreement, and Seller shall not, by the execution and delivery of any document or instrument executed and delivered in connection with the Closing, make any warranty, express or implied, of any kind or nature whatsoever, with respect to the Unit, and all such warranties are hereby disclaimed. Without limiting the generality of the foregoing, SELLER MAKES, AND SHALL MAKE, NO EXPRESS OR IMPLIED WARRANTY OF SUITABILITY OR FITNESS OF THE UNIT FOR ANY PURPOSE, OR AS TO THE MERCHANTABILITY, VALUE, QUALITY, CONDITION OR SALEABILITY OF THE UNIT. The sale of the Unit by Seller to Purchaser shall be "AS IS" and "WHERE IS," as of the Closing Date, subject only to Seller's covenant to repair any items disclosed on the final walk through Punch List described in Section 33 below, or pursuant to the terms of the Limited Warranty described above.

15. Risk of Loss

Seller shall bear all risk of loss to the Unit from the Effective Date until the Closing and delivery of the deed. In the event the Unit should be materially damaged, as determined by Seller in its sole discretion, by fire or other casualty prior to such transfer and Seller cannot restore such damage and complete the Unit within ninety (90) days after such fire or other casualty, Purchaser may elect one of the following: To terminate all of Purchaser's obligations under this Agreement upon notice to Seller;

To take title to the Unit in accordance with this Agreement together with an assignment of any insurance proceeds due to Seller in connection with such damage to the Unit. If this Agreement is terminated pursuant to the terms of this Section 15, the Earnest Money shall be refunded to Purchaser.

16. Conveyance of Title

If all sums payable by Purchaser to Seller hereunder have been fully paid as provided herein and Purchaser complies with all of the other terms of this Agreement, Seller shall convey, marketable and insurable title to the Unit to Purchaser on the Closing Date pursuant to a Warranty Deed, free and clear of all encumbrances, except the Units shall be subject to the Declaration, taxes not yet due and payable, and all other matters, encumbrances, reservations, covenants, zoning ordinances, agreements, easements and restrictions of record. Centennial Title Company, Inc., shall provide Purchaser, at Purchaser's expense, an ALTA Form of commitment (the "Title Commitment") for the issuance of an owner's policy of title insurance in the amount of the total Purchase Price, evidencing the status of the title to the Unit, and such title insurance commitment shall be deemed conclusive evidence of the status of title for all purposes under this Agreement. If Purchaser selects an attorney or title insurance agent other than Centennial Title for the purchaser, closing and disbursement of funds shall not be delayed based on objections to the Title Commitment, or for any other reason or requirement that arises due to the Purchaser's choice of title company, including NDA filing. If Purchaser elects to use a title company other than Centennial Title, possession of the Unit will not be given until Purchaser's title company delivers all funds and documents to Centennial Title. Seller will not pay any additional fees incurred due to Purchaser's choice of a title company other than Centennial Title, including but not limited to courier fees, wiring fees, etc. Should Purchaser select a title company other than Centennial Title, Seller is not required to provide any additional documentation and closing will not be delayed due to Seller's failure or refusal to provide such requested

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documentation.

17. Changes to Development Plans and Documents

The Unit will be constructed by Seller substantially in accordance with the Floor Plan and the Finish Schedule, subject to such modifications as are permitted to be made by Seller under this Agreement, including, without limitation, changes required to obtain the issuance of a Certificate of Use and Occupancy for the Unit, or as may be agreed upon by Seller and Purchaser in executed Change Orders.

The Unit and the Common Elements (as defined in the Declaration) will be constructed in substantial conformity with the plans and specifications for the Project (the "Plans"), maintained at Seller's office, and the Project Documents. However, Seller reserves the right to make changes in the Plans and the Project Documents, as the case may be, under the following circumstances:

a. In the course of construction of the Unit certain changes, deviations or omissions may be required by governmental authorities having jurisdiction over the Project or certain design or structural changes may be suggested or required by Seller's contractor(s), architects or engineers.

b. Job conditions at the Project or existing building conditions may require certain changes, deviations or omissions, or Seller, in its sole discretion may decide that certain changes, deviations, additions or omissions are necessary or in the best interest of the Project.

Materials used in the construction and completion may vary somewhat from any samples provided, and such variations are inherent in manufacturing. Seller reserves the right to substitute materials, equipment and fixtures of similar quality and/or design should Seller be unable to obtain those in the specifications due to lack of availability, model changes or other circumstances.

Seller reserves the right to modify the Project Documents prior to Closing for any reason related to subparagraphs above, to comply with any requirements of the mortgage lender, title insurer or applicable governmental authority or to exercise "Development Rights", "Special Declarant Rights", or other rights of amendment retained by the "Developer" or the "Declarant" as permitted therein and Seller shall provide Purchaser with copies of all such modifications and amendments. Purchaser agrees that Seller shall have the right to make any of the foregoing changes, and none of such changes shall be grounds for any refusal of Purchaser to accept the Unit; provided, however, if Seller reasonably determines that any such amendment or change materially and adversely affects the Unit or Purchaser's rights under this Agreement, Seller shall give Purchaser notice of the modification, and Purchaser shall have the right within ten (10) days after the date of such notice to terminate this Agreement and receive a refund of the Earnest Money as its sole and exclusive remedy, following which neither party shall have any further obligation under this Agreement. Purchaser's failure to notify Seller of such election to terminate within such ten (10) day period shall constitute Purchaser's acceptance of the revised conditions. Purchaser's sole recourse for any changes to plans made by Seller as outlined above or otherwise shall be to terminate this Agreement and receive full refund of the EarnestMoney.

18. Default and Remedies

(a) If Seller breaches this Agreement by failing to sell the Unit to Purchaser on the Scheduled Closing Date and Seller does not cure such breach within five (5) days after it is notified of the same by Purchaser, in writing, then Purchaser may, as its sole and exclusive remedy, either: (i) terminate this Agreement and demand the return of the Earnest Money within fifteen (15) days after Purchaser's notice or (ii) obtain specific performance of Seller's obligation to deliver a deed to the Unit, subject to the matters described herein (including changes to the Plans and Project Documents described in Section 17 hereof) and such state of title as may be disclosed in the Title Commitment, provided any such action for specific performance must be initiated within six (6) months from the date of such default on the part of Seller.

(b) If Purchaser breaches this Agreement by failing to purchase the Unit on the Scheduled Closing Date and Purchaser does not cure such breach within five (5) days after it is notified of the same by Seller, in writing, then Seller may, at its sole option: (i) file an action for specific performance (ii) terminate the Agreement by providing written notice to Purchaser and retain the Earnest Money as fixed, ascertainable, and liquidated damages on account of Purchaser's breach; or (iii) declare Purchaser to be in default and pursue an action against Purchaser for recovery of its damages, the amount of which may be established by a resale of the Unit by Seller on commercially reasonable terms or by appraisal, as elected by Seller in its sole discretion. In the event Seller elects to exercise its remedy under (i) or (iii) hereof, Seller shall retain the Earnest Money as security for payment of such amounts as may finally be determined to be payable to Seller. Failure of Seller to exercise any of the foregoing options in any particular instance shall not constitute a waiver of its right to do so in the event of any continuing or subsequent default. A verbal notice of default or anticipatory breach by the Purchaser or the Purchaser's agent shall entitle Seller to pursue any of its available remedies without requirement of further notice to Purchaser. SELLER ACKNOWLEDGES THAT: (I) IT HAS READ THIS SECTION AND UNDERSTAND THE SAME;

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AND (II) UNDERSTANDS THAT IF IT ELECTS TO RETAIN THE EARNEST MONEY AS ITS EXCLUSIVE REMEDY, IT SPECIFICALLY WAIVES AND RELINQUISHES ALL OTHER REMEDIES WHICH IT MAY BE ENTITLED TO PURSUE AT LAW OR IN EQUITY ON ACCOUNT OF PURCHASER'S FAILURE TO PURCHASE THE UNIT IN BREACH OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, SPECIFIC PERFORMANCE.

(c) Except as otherwise provided in Sections 18(a) and 18(b), if Seller or Purchaser breaches any of the terms of this Agreement and does not cure such breach within thirty (30) days after it is notified of the same by the non-breaching party, in writing, then the non-breaching party shall have the right to obtain any remedy available at law or in equity, including, but not limited to, the right to recover the damages that it suffers or incurs on account of the breach. Notwithstanding anything to the contrary, in no event shall either party be liable for exemplary or punitive damages as a result of its breach of this Agreement. In addition, notwithstanding anything in this Agreement to the contrary, in the event of Seller's default of completing and delivering the Unit by the Final Completion Date as specified in Section 23 hereof, Purchaser shall be entitled to any remedies available at law or equity, except that Purchaser shall not be entitled to recover incidental, consequential or punitive damages by reason of any default on the part of Seller.

In the case of any dispute between Purchaser and Seller that results in litigation or arbitration, the prevailing party in such proceeding shall be entitled to recover its reasonable attorney's fees and costs from the non-prevailing party.

19.	Mandatory Binding Arbitration	Purchaser and Seller agree that all disputes between the parties which arise or remain unresolved after the closing shall be resolved by binding arbitration in accordance with T.C.A. § 29-5-301, et seq., and the Commercial Rules and Procedures of the American Arbitration Association, as in effect on the date of the execution of this Agreement. The decision of the Arbitrator shall be final. The Arbitrator shall have authority to award attorney fees and allocate the costs of arbitration as part of any final award. Notwithstanding the above, the terms, provisions, procedures and requirements of the Limited Warranty and any applicable manufacturer's or installer's warranty must first be followed and completely exhausted before Purchaser can pursue any claim for arbitration described herein. If the Seller and the Purchaser cannot agree on the selection of the Arbitrator, then the claim or dispute shall be submitted to the American Arbitration Association who shall appoint the Arbitrator.
20.	Use of Social Media	Purchaser acknowledges that Seller relies upon its business reputation and word of mouth from prior customers for future business and that negative reviews or comments posted to social media can be difficult or impossible to remove and may irreparably harm Seller's future business endeavors, which damages would be impossible to quantify. Purchaser agrees that if any dispute arises between Purchaser and Seller or any concerns regarding the quality of construction, exclusive remedies are as set forth in this agreement and it shall not be permitted to post negative reviews or comments about Seller (or its agents or owners) on any form of social media. This provision shall expressly survive closing.
21.	Assignment	This Agreement shall not be assignable by Purchaser whether voluntarily or by operation of law without the prior written consent of Seller, which may be denied by Seller, in Seller's sole discretion; provided, however, in the event such transfer should occur by reason of the death of Purchaser, then Seller shall refund the Earnest Money to Purchaser's executor or administrator and terminate Purchaser's obligations under this Agreement if Seller declines to give such consent. Subject to the foregoing limitation, the provisions of this Agreement shall be binding on and inure to the benefit of the parties hereto, as well as their respective heirs, executors, administrators, successors and assigns.

Purchaser further agrees that, prior to Closing, Purchaser will not, directly or indirectly, sell or transfer this Agreement for cash or any other consideration whatsoever, or enter into any contract, agreement or commitment to sell or transfer this Agreement for cash or other consideration, or Purchaser's interest in the Unit to any party, or market the Unit for sale or lease, including without limitation, listing the Unit or this Agreement with any broker, agent, or sales representative of any kind. Purchaser's violation of the provisions of this Section 21 shall constitute immediate (that is, with no required notice and time to cure) default by Purchaser under this Agreement.

Title will not be issued to any person or entity not named as PURCHASER on page 1 and no other persons or entities which are not named as a PURCHASER on page 1 may be added to the Deed without obtaining consent to assign from Seller in accordance with this paragraph.

22.	Real Estate Commissions	Commissions to be paid by Seller in connection with this transaction have been negotiated between Seller and the Listing Broker specified below. Commissions shall only be deemed to be earned at such time as all closing conditions have been satisfied and the Closing has occurred. Commissions are only earned and payable upon the occurrence of the Closing. The closing attorney or agency is authorized to debit the Seller's account and pay commission(s) as follows:

To Listing Broker: Compass ("Listing Broker")

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(Commission covered under separate agreement)

To Selling Broker: _____ as agent for the Purchaser
(if applicable, otherwise leave blank).

Purchaser represents and warrants to Seller that no real estate broker or agent other than Listing Broker and/or Selling Broker (hereinafter collectively referred to as the "Brokers") has been involved or instrumental in the procurement of this Agreement and that excepting the commissions due the Brokers, no real estate commission or compensation shall be payable by either Seller or Purchaser with respect to the procurement and execution of this Agreement or the sale of the Unit contemplated hereby to any other broker as a result of Purchaser dealing with such broker. Purchaser shall indemnify and save Seller wholly harmless against any loss, cost, or other expense, including reasonable attorney's fees that may be incurred by Seller by reason of any breach of the foregoing warranty, which shall survive closing.

23. **Time of the Essence**

Except as otherwise hereinafter expressly provided, it is expressly understood and agreed that time shall be considered of the essence for purposes of this Agreement. Failure of Seller to exercise any right hereunder upon default of the Purchaser shall not constitute a waiver of any of Seller's rights hereunder and shall not prevent Seller from exercising any of said rights upon any subsequent default. Seller's projection of an Estimated Delivery Date is done as an accommodation to Purchaser, but such Estimated Delivery Date shall not be considered as one for which time is of the essence. Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller is, however, unconditionally obligated to complete the Unit within two (2) years of the date of execution of this Agreement by Purchaser (the "Final Completion Date"), subject to delays caused by Force Majeure Events. For purposes hereof, Force Majeure Events shall mean events occasioned by causes beyond the control of Seller, including, without limitation, labor disputes, civil commotion, war, warlike operations, invasion, rebellion, hostilities, military or usurped power, sabotage, government regulations or controls, fire or other casualty, inability to obtain any necessary materials or services, or acts of God.

24. **Use and Occupancy**

Purchaser hereby represents and warrants to Seller that Purchaser is purchasing the Unit for the following purpose (check the appropriate box):

☐ Residential occupancy by Purchaser, Purchaser's family member or Purchaser's employee;

☐ Lease to third party (NOTE: All leases are subject to the requirements of Section 9.3 of the Declaration and must be approved by the Association);

☒ Non-residential use (NOTE: All commercial and other non-residential use is subject to the requirements of Section 9.1(a) of the Declaration and must be approved by the Association); or

☐ Second Home or Non-Primary Residence

☐ Other:_____

25. **Site Visits**

Neither Purchaser nor Purchaser's agent or representative will have access to or a right to enter the Property or the construction site during the construction period. Seller may, at Seller's sole discretion, allow access at times that will not conflict with contractor's work on the Project. Purchaser agrees to limit inspections of the Unit to a reasonable length of time and will not interfere with workers or in any way hinder their work, unless it has been requested that Purchaser be there to assist in some phase of the construction (i.e., to check colors, equipment, cabinets, etc.). Further, the Purchaser may not store any possessions in or about the Property or the construction site during construction prior to Closing and delivery of possession to Purchaser. Any violation of this provision may, at the sole discretion of the Seller, be considered a material breach of this Agreement, and subject to Agreement termination by the Seller. Any amount paid toward the purchase price and finish options may be retained by Seller as fixed and liquidated damages. Further, should Purchaser violate this provision, Purchaser will be deemed to be trespassing on private property whereby Seller shall have no liability or responsibility for any injuries suffered by Purchaser or Purchaser's representatives whole on the Property or construction site, and Purchaser shall indemnify and save Seller harmless from any and all loss of damage arising therefrom.

I/WE ARE AWARE THAT ENTRY UPON THE CONSTRUCTION SITE IS A HAZARDOUS ACTIVITY AND I/WE SHALL BE VOLUNTARILY ENTERING UPON THE CONSTRUCTION SITE WITH THE KNOWLEDGE OF THE DANGER INVOLVED AND I/WE AGREE TO ACCEPT AND ASSUME ANY AND ALL RISKS OF INJURY, DEATH AND PROPERTY DAMAGE. *In addition, I/we hereby release and discharge* ILLUME NASHVILLE, LLC, *its agents and employees, from all claims and actions that my heirs, my invited visitors, agents or legal representatives now have or may hereafter have, for injury or damages arising out of or related to my entry upon said Project.*

The construction contractor will cooperate with the Seller and its sales agents in facilitating site visits by Purchaser and other non-construction personnel during construction. Visitors may be required to wear a

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hard hat and appropriate shoes and clothes.

26. Notices — All notices required or permitted hereunder shall be deemed to have been duly given when personally delivered, emailed or deposited in the United States Mail, postage prepaid and addressed in the manner set forth below:

If to Seller:	Illume Nashville, LLC 154 Franklin Road Brentwood, TN 37027
with copy to:	Sherrard, Roe, Voight & Harbison PLC 150 3rd Ave S, Suite 1100 Nashville, Tennessee 37201 Attn: Mark Carver mcarver@srvhlaw.com
If to Purchaser:	Jesse Stein Via Email Via Email
Email:	jesse@getcompound.com

Either party may change its address for Notices by giving written notice to the other party in accordance with this provision. Notices shall be deemed received: (i) if delivered by hand, on the date of delivery; or (ii) if sent by U.S. Mail, the date which is three (3) days after the same is deposited with the applicable carrier; or (iii) email sent without return.

27. Severability/ Savings — The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

The following terms will supersede and take precedence over anything else in this Agreement which is in conflict with it: It is the intention of the parties that this sale qualify for the exemption provided by the Interstate Land Sales Full Disclosure Act pursuant to 15 U.S.C. Section 1702(a)(2), and nothing herein contained shall be construed or so operate as to any obligations of Seller or rights of Purchaser, in a manner which would render said exemption inapplicable. Nothing herein contained shall be construed or so operate in a manner inconsistent with 24 CFR 1710.5 and 61 F.R. 13601-13611, Supplemental Information to Part 1710; Guidelines for Exemptions Available Under the Interstate Land Sales Full Disclosure Act, Part IV(b), Paragraph 6. If any provisions limit or qualify Seller's substantial completion obligation as stated in this Agreement, or Purchaser's remedies in the event that such obligation is breached, and such limitations or qualifications are not permitted if this sale is to be exempt from the Interstate Land Sales Full Disclosure Act pursuant to 15 U.S.C. Section 1702(a)(2), or this Agreement is to otherwise be fully enforceable, then all those provisions are hereby stricken and made null and void as if never a part of this Agreement.

28. Exhibits and Addenda — This Agreement includes the following Exhibits and addenda attached hereto and incorporated herein by this reference:
Exhibit “A” - Site Plan
Exhibit “B” - Floor Plan
Exhibit “C” - FinishSchedule
Exhibit “D” - Warranty Guidelines
Exhibit “E” - Affidavit of Acceptance
Exhibit “F” - Parking Plan

29. Construction of Agreement — Purchaser and Seller acknowledge that they have read, understand, and have had the opportunity to be advised by legal counsel as to each and every one of the terms, conditions, restrictions, and effect of all of the provisions of this Agreement, all of which are incorporated herein by reference and made a part hereof, and the Purchaser agrees to the enforcement of any and all of these provisions and affixes his hand and seal hereto with full knowledge of same. Should any provision of this Agreement require judicial interpretation, it is agreed that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same. It is further agreed that words of any gender used in this Agreement shall be held to include any other gender, any words in the singular number shall be held to include the plural wherever applicable, and that captions and paragraphs numbers appearing in this Agreement are inserted only as a matter of

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convenience and in no way define, limit, construe or describe the scope or intent of such paragraph or in any way affect this Agreement.

30. **Entire Agreement**

This Agreement and the Exhibits and any addenda attached hereto is the entire agreement between the parties and may be amended only by an instrument in writing signed by the party against whom enforcement of any change is sought. Seller is not liable or bound in any manner by express or implied warranties, promises, statements, representations, or information pertaining to the Unit or other interest to be conveyed, made or furnished by any real estate broker or salesman, or any agent, employee, servant or other person representing or purporting to represent or act on behalf of Seller, unless such warranties, guaranties, promises, statements, or representations, or information are expressly set forth herein.

ORAL REPRESENTATIONS CANNOT BE RELIED UPON AS CORRECTLY STATING SELLER'S REPRESENTATIONS. ALL OF SELLER'S REPRESENTATIONS ARE INCLUDED SOLELY IN THIS AGREEMENT AND RELATED DOCUMENTS EXECUTED AND DELIVERED BY SELLER TO PURCHASER AT THE CLOSING.

31. **Governing Law and Venue**

This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Tennessee. Venue for any dispute related to the Unit or this Agreement shall be in courts located in Davidson County, Tennessee.

32. **Seller's Use of the Project**

As long as Seller owns or leases a Unit in the Project, Seller and its agents shall have the right to keep an office and a model Unit in the Project. Seller, or its successors or assigns, may erect advertising signs and do whatever else is necessary and helpful for sales, but Seller's use of the Project property must be reasonable and cannot materially interfere with Purchaser's use and enjoyment of Purchaser's Unit.

33. **Survival**

All terms, conditions, representations an provisions contained herein shall extinguish upon closing and delivery of the deed, except for Sections 8 (Tax Prorations), 9 (Declaration), 10 (Common Expense Assessments), 11 (Homeowner's Association Capital Fund Assessment), 12 (Insurance), 14 (Limited Home Warranty), 18 (Conveyance of Title), 17 (Changes to Development Plans and Documents), 18 (Default and Remedies), 19 (Mandatory Binding Arbitration), 22 (Real Estate Commissions), 23 (Time of the Essence), 24 (Use & Occupancy), 25 (Site Visits), 29 (Construction of Agreement), 30 (Entire Agreement), 31 (Governing Law and Venue), 32 (Seller's Use of the Project), 34 (Final Walk-Through), 35 (Disclosures) and 36 (Property Disclosure Statement) hereof, which shall survive indefinitely.

34. **Final Walk-Through**

Two weeks prior to the first "Unit Orientation Walkthrough" the Seller will contact the Purchaser to set up the initial "Unit Orientation Walkthrough" for one week prior to the Closing of the unit. At this time, it is requested, that Purchaser, Purchaser's Agent, Seller and Seller's Agent schedule a time that is convenient for all parties to attend. Seller requests that the walks are limited to only Purchaser and their Agent. Seller shall provide Purchaser with reasonable opportunity, and, if reasonably necessary, alternative appointment dates and times. Seller's liability to complete any items in Unit shall be limited to the Punch List items generated prior to Closing and terms of the signed Limited Warranty between Seller and Purchaser. Should a dispute arise between Seller and Purchaser as to the legitimacy of a Punch List item, the opinion of the Project architect shall govern. Finally, the Purchaser and Seller will jointly conduct a Final Walk Through inspection on the day of Closing to ensure all Punch List items have been addressed or are in the process of being addressed. There will not be another "punch list" created at the Final Walk Through as it is not the intent of the walk and could delay the closing.

No items shall be part of the Punch List unless such items are actually written on the Punch List and are agreed upon by Purchaser and Seller. Purchaser acknowledges that Seller will make its best efforts to complete all of the items specified in the agreed upon Punch List on a timely basis as soon as reasonably possible after Closing, but the fact that any repairs, touch-ups or adjustments are incomplete shall not constitute a valid reason for Purchaser's failure to close, nor the imposition of any condition upon Closing nor withholding funds at Closing. The Unit shall be considered to be ready for Closing upon issuance of a Certificate of Use and Occupancy by the appropriate governmental entity and completion of the Unit as is determined in the sole discretion of the Seller. All parties acknowledge and agree that the Certificate of Use and Occupancy is prima facie evidence that the Unit meets or exceeds all building code requirements, but completion of the of the Unit shall be determined by Seller. Purchaser further agrees that under no circumstances shall the Closing be delayed or postponed due to Purchaser's inability to inspect the Unit and execute a Punch List prior to Closing, and there shall be no withholding of any or all of Seller's proceeds at Closing for any Punch List Items.

At Closing Purchaser will execute an Affidavit of Acceptance in the form attached hereto as Exhibit "E" and will attach to the Affidavit of Acceptance the Punch List which will list any remaining items to complete in the Unit. Except for items set forth in the Punch List, Purchaser expressly acknowledges acceptance of all conditions or circumstances existing in the Unit and waives and releases Seller, its agents, employees, partners, affiliates, and subcontractors, and Broker, from any claim, rights of action or suits seeking

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rescission of this Agreement, damages or other relief based upon, or relating to, any condition or circumstances existing on, or in the vicinity of, the Unit, except as may be covered by any Limited Warranty given to Purchaser by Seller. Upon satisfactory disposition of the items set forth in the Punch List, this acceptance, waiver and release shall apply to such items as well, except as may be covered by the Limited Warranty.

35. Disclosures   Purchaser acknowledges the following:

Seller has not directly or indirectly required Purchaser, as a condition of sale, to purchase either an owner's or mortgagee's title insurance policy from any particular title company, to the extent such required by the Real Estate Settlement Procedures Act of 1974, if applicable. Purchaser may elect to obtain such insurance from a company of Purchaser's choice and Purchaser shall pay, at Closing, the title insurance premium for such policy.

Oral representations cannot be relied upon as correctly stating the representations of Seller. For correct representations, references should be made to this Agreement and the Offering Brochure.

a. The Declaration forbids For Sale signs advertising the sale of a Unit placed in windows or on grounds by anyone other than Seller, acting as Declarant, during the Declarant Control Period (as defined in Declaration), and otherwise in conformity with Rules and Regulations promulgated by the Association.

b. The Association budget provided to the Purchaser is based on estimated expenses and reserves only and may increase or decrease significantly when the actual expenses of the Association become known.

c. The Project is located in an urban area and adjacent to thoroughfares, and active rail lines, and may be affected by traffic, noise, and other area developments that may increase or decrease the value of the Unit.

d. The views from the Unit may change over time due to among other things additional development and the removal or addition of landscaping.

e. No representations are made regarding the zoning of the Project for Purchaser's intended use or as to the zoning of adjacent property, which may change over time. Purchaser should rely on independent legal advice regarding any zoning matters. Additionally, no representations are made regarding the schools that currently or may in the future serve the Project neighborhood.

f. No representations are made that the Unit are or will be soundproof or that sound may not be transmitted from one Unit to another.

g. The Plans and the dimensions and square footage calculations shown thereon are only approximations and do not reflect actual as-built conditions. Due to the nature of the construction process, there may be variations between the actual as-built conditions and the Plans provided to Purchaser. Purchaser acknowledges and understands that Seller reserves the right to revise the Plans as Seller deems appropriate in Seller's sole discretion, provided such revisions do not materially adversely affect the value of the Unit.

h. Seller may be constructing portions of the Property and engage in other construction activities related to the construction of other Units and common elements and the development of additional property. Such construction activities may from time to time produce certain conditions at the Property, including, without limitation: (i) noise or sound that is objectionable because of its volume, duration, frequency or shrillness; (ii) smoke; (iii) odors; (iv) dust, dirt or flying ash; Notwithstanding the foregoing, Purchaser agrees that such conditions at the Project resulting from construction activities shall not be deemed a nuisance or discomfort to Purchaser and shall not cause Seller and its agents to be deemed in violation of any provision of this Agreement or the Declaration.

i. Seller may reserve the right in the Declaration, as "Developer" or "Declarant," to add Units to the development in subsequent phases and add adjacent projects on neighboring land, and such Units may have rights to all Project amenities.

j. Seller makes no representations or warranties that odors may not be transmitted from one unit to another or between the units and the common elements or other areas of the Project.

k. Mold and/or mildew can grow in any portion of the Unit that is exposed to elevated levels of moisture. The Association and each Unit owner should: (i) regularly inspect the parts of the Unit that they respectively maintain, and which are visible and accessible without having to first conduct invasive testing, for the existence of mold, mildew, and/or water intrusion and/or damage, (ii) upon discovery, immediately repair in good and workmanlike condition the source of any water intrusion in the parts of the Project that they respectively maintain,(iii) remediate or replace any building material located in the parts of the Unit that they respectively maintain that has absorbed water or moisture as a result of water intrusion; and (iv) promptly and regularly remediate all mold and/or

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mildew discovered in the parts of the Unit that they respectively maintain in accordance with current industry-accepted methods. In addition, the Association should notify the unit owners, and each unit owner should notify the Association of the discovery of mold, mildew, and/or water intrusion and/or damage in the parts of the Unit that they respectively maintain. Seller assumes no responsibility for the recommended conduct of the Association and Purchaser as noted above.

l. Exposed concrete surfaces in portions of the Unit are subject to cracking and settlement. Such cracking and settling is excluded from the Limited Warranty.

m. Except as and to the extent designated on the Plat or otherwise in the Declaration, exterior parking spaces are not assigned.

n. Concrete and hardwood surfaces within a Project in the Unit may transmit noise, and such noise shall not constitute a use of a Unit that interferes with or causes disruption to the use and quiet enjoyment of another Unit by its respective owner and/or occupant.

o. Notwithstanding anything to the contrary stated herein or represented by Broker or Seller, leasing and/or rental of a Unit shall be permitted only in accordance with the terms and conditions of the Declaration, including Purchaser's obligations to maintain comprehensive liability insurance as set forth therein.

p. A service provider, which may or may not be an affiliate of Seller, may enter into an exclusive marketing contract with the Association to provide satellite television, high-speed internet services and other services to the Project.

q. Internet service may not be available immediately after your closing. Seller cannot guarantee completion of installation before closing, quality, costs, or service pertaining to cable providers as such providers are third party vendors and Seller has no control of their schedules, protocol, or products.

r. The improvements to the Project shall be constructed pursuant to plans and specifications prepared by licensed professionals and permits issued by the Metropolitan Government of Nashville and Davidson County, Tennessee. During the course of the construction of any building, including the building, variations from the original plans and specifications, some of which add scope, some of which reduce scope, and some of which alter scope, are inevitable and can, do, or did occur as a matter of intention and/or as a matter of necessity. While the improvements shall be constructed according to standard building practices and building codes existing at the time of the submission of the plans and specifications for the building for permit, some code requirements may change during the interim period, which were not incorporated into the design of the building.

s. Purchaser and Seller acknowledge that the Project is owned and operated by Illume Nashville, LLC. Purchaser and Seller do hereby agree to indemnify and hold harmless Compass Real Estate Services from any liability associated with the Project, in its role as project manager or otherwise, other than liability (if any) in connection with its duties as Listing Broker.

t. Since in every neighborhood, there are conditions which different people may find objectionable, Purchaser acknowledges that there may be conditions outside of the Project, which Purchaser may find objectionable and that it shall be the sole responsibility of Purchaser to become acquainted with neighborhood conditions.

u. Prior to closing and during Declarant Control Period, Purchaser is prohibited from listing or advertising the Unit for sale in any real estate listing service and/or publication, on any online electronic medium, in any newspaper, and on radio, television or any other medium for advertising.

v. Purchaser acknowledges and agrees that the Listing Broker has no responsibility for the quality and completion of the any buildings, any renovations thereto, any new construction, and any other improvements to the Property (together, the "Buildings and Construction"), and any residential units in the Buildings (a "Unit") including any Unit being purchased pursuant to this Agreement. Purchaser acknowledges and agrees that neither Compass Real Estate ("Compass") nor any other Listing Broker for the Property has any responsibility for the quality and completion of the Buildings and Construction, or any Unit forming a part thereof. Purchaser hereby waives and releases any and all claims it may have against Compass, and releases Compass from any liability, with respect to the quality or completion of the Buildings and Construction, and any Unit, including but not limited to faulty construction, failure to complete construction in a commercially reasonable time or manner, defects and hazards in the Building and Construction, and any Unit, or on the Property, poor workmanship, inferior systems and fixtures, any failure of Seller or the project contractor and subcontractors to satisfy any of their obligations to Purchaser, or any other act or omission of Seller or the project contractor and subcontractors, but excepting from such waiver and releases any intentional misrepresentation by Compass regarding such circumstance, or failure to disclose such circumstances of which it has actual knowledge. All Compass affiliates, including but not limited to managing brokers, affiliate brokers, agents, employees, officers and representatives are included within the meaning of any reference to Compass in this provision.

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36. **Property Disclosure Statement** — Since the Unit constitutes new construction and Seller has not resided in the Unit for three (3) years prior to Closing, Seller is not required to provide Purchaser with a residential property disclosure statement in accordance with Section 66-5-201, et seq., Tenn. Code Ann.

37. **Impact Fee** — Pursuant to T.C.A. 66-5-211, in transfers involving the first sale of a dwelling, the owner of residential property shall furnish to the purchaser a statement disclosing the amount of any impact fees or adequate facilities taxes paid to any city or county on any parcel of land subject to transfer by sale, exchange, installment land sales contract, or lease with an option to buy.

For the purpose of this section, unless the context otherwise requires:

(a) "Adequate facilities tax" means any privilege tax that is a development tax, by whatever name, imposed by a county or city, pursuant to any act of general or local application, on engaging in the act of development;

(b) "Development" means the construction, building, reconstruction, erection, extension, betterment, or improvement of land providing a building or structure of the addition to any building or structure or any part hereof, which provides, adds to, or increases the floor area of a residential or nonresidential use; and

(c) "Impact fee" means a monetary charge imposed by a county or municipal government pursuant to any act of general or local application, to regulate new development on real property. The amount of impact fees are related to the costs resulting from the new development and the revenues for this fee are earmarked for investment in the area of the new development.

Seller has paid all in adequate facilities tax and/or impact fees on the Property.

38. **Method of Execution** — The parties agree that signatures and initials transmitted by facsimile, other photocopy transmittal, or by transmittal of digital signature as defined by the applicable State or Federal law will be acceptable and may be treated as originals and that the final Purchase and Sale Agreement containing all signatures and initials may be executed partially by original signature and partially on facsimile, other photocopy documents, or by digital signature as defined by the applicable State or Federal law.

39. **Special Stipulations** —

Pursuant to section 6 "Financing Contingency", Buyer is not required to obtain loan approval from Republic Bank, however is still required to provide the Seller with evidence of loan approval within the contingency period.

Seller to credit Buyer $5,000 towards closing costs, upon successful closing.

Seller to credit The Hospitality Maker in the amount of $23,500, upon successful close, for the luxury budget and the service investment. Proposal and item list attached to this agreement. Buyer will contract and work directly with The Hospitality Maker. Buyer acknowledges that Seller nor the Listing Agent is responsible for the execution or timeline of furnishing the unit.

40. **Effective Date** — For purposes hereof, the term "Effective Date" shall mean the date of the last of the parties executes this Agreement, as noted on the signature page of this Agreement.

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IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement to be effective as of the Effective Date.

PURCHASER:

Compound Illume 302, LLC

By: DocuSigned by: Jesse Stein 53ADFF68FC594C2...

Name: Jesse Stein

Date: 5/30/2020 | 7:20 AM PDT

Phone No.: 347-5858798

Email: jesse@getcompound.com

SELLER: Illume Nashville, LLC.

By: DocuSigned by: Edward Tinsley C2EDC5474D50456...

Name: Edward Tinsley

Date: 5/30/2020 | 10:15 AM PDT

Effective Date of this Agreement is 5/30/2020 | 10:25 AM PDT Entered by: DocuSigned by: Martha Montiel-Lewis 7D0E2238D650497...

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EXHIBIT "A"

PROPERTY / SITE PLAN



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EXHIBIT "B"

FLOOR PLAN



15

EXHIBIT" C"

FINISH SCHEDULE

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<u>EXHIBIT "D"</u>

LIMITED WARRANTY



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EXHIBIT "E"

AFFIDAVIT OF ACCEPTANCE

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EXHIBIT "F"

PARKING PLAN



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I L L U M E

Addendum to the Agreement for Purchase and Sale of Units

1. Parties — By signing below, the Parties agree to add this Addendum to the Agreement for Purchase and Sale of Units ("Agreement") previously entered into by and between the Parties for purchase of the Unit set forth below, which will be located in the development known as ILLUME NASHVILLE.

2. Terms — Terms defined in the Agreement shall have the same meaning when used herein.

3. Unit — The condominium, located at 920 South Street, Nashville, TN, 37203 in Davidson County, Tennessee, identified as Unit No. 302 of ILLUME NASHVILLE.

4. Scheduled Closing Date — Pursuant to Paragraph 7 of the Agreement, the Seller is providing a minimum of 14 days' notice of the Scheduled Closing Date for the unit set forth herein. Such Scheduled Closing Date shall be 8/31/20.

5. Extension at Buyer's Request — If, through no fault of the Seller, Buyer is unable to timely close Escrow on the Scheduled Closing Date and requests an extension from Seller before the Scheduled Closing Date, Seller may extend Escrow by 14 calendar days at Seller's sole discretion by written notice or agreement executed by Seller. In consideration therefore, Buyer shall pay Seller in addition to the Purchase Price, upon written demand, at such subsequent date when Escrow does close, a sum equal to $200 per calendar day. If Buyer is unable to timely close Escrow on the second Scheduled Closing Date, then Seller has the right to terminate the Agreement and retain the Earnest Money.

6. Additional Terms — ______________________________

____

____

____

Except as modified in this Addendum, all other terms and condition of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, Seller and Purchaser have executed this Agreement to be effective as of the Effective Date.

PURCHASER:	SELLER: Illume Nashville, LLC.
Compound Illume 302, LLC	
By: DocuSigned by: Jesse Stein 53ADFF68FC594C2...	By: DocuSigned by: Edward Tinsley C2EDC5474D50456...
Name: Jesse Stein	Name: Edward Tinsley
Date: 5/30/2020 | 7:20 AM PDT	Date: 5/30/2020 | 10:15 AM PDT
Phone No.: ______________	
Email: ______________	

Effective Date of this Agreement is 5/30/2020 | 10:25 AM PDT   Entered by: DocuSigned by: Martha Montiel-Lewis 7D0E2238D650497...

1



HOSPITALITY CREATOR, LLC

FURNISHING & DESIGN PROPOSAL



ILLUME CONDO
1 BEDROOM/ 1 BATHROOM + PATIO





 Introduction

Design with Marketing in Mind

A well-designed short term / vacation rental is much more than just a pretty face. It's a marketing powerhouse. At Hospitality Creator, I use my marketing background and expert psychological stager certification to ask: what styling choices will appeal to this home's target guest? Then, I create a space that immediately brings an "I found the one!" spark to their short term/ vacation rental search. It's design with marketing in mind.

In addition to styling, your space will be provisioned for success which includes fully stocking and organizing it with furnishings, amenities, toiletries, and more. Throughout the process, design elements are specifically selected for their hospitality credentials, like sustainability, ease of care, turnovers and of course, functionality for your guests.

I also bring a hearty dose of realism, considering the larger context of your market and your nightly rate in the furnishing process. After all, an over-the-top luxe home in an up-and-coming area might look gorgeous, but how long will it take to recoup those redesign costs? This unique approach is driven by my 21+ year background in marketing coupled with my own experience as an investor and hostess, owning and self- managing 6 of my own short term rentals.

Once the styling and stocking is complete, I help you show off the space by staging it for professional photos and providing a list of amenities and features to help you—or your property manager—create a top-notch listing.



The end result of working with the Hospitality Creator is a professionally styled short term / vacation rental home that's ready to stand out, earn more bookings, and make your life easier!

Megan McCrea,
Chief Creator















Portfolio & References

BAKERY

"Wow. Megan has great design skills and experience but brings MUCH more than that to the table. She is detail-oriented and excellently self-managed. She's a natural problem-solver and negotiator on behalf of the home owner. The lengths that she went to on my home FAR exceeded my already high expectations. I would have been really impressed by her approach, thoroughness and efficiency had this been her own home, but to put that much life and effort into someone else's home (mine!) was really impressive. I received regular updates, and detailed accounting. She took absolute ownership of my project and executed it flawlessly and on time and budget. I strongly recommend her to anyone - you can't go wrong with The Hospitality Creator."

Full Portfolio Available at www.TheHospitalityCreator.com
Additional References Available Upon Request

What's Included

- Recommended furnishing budget ranges for your space
    - Inclusive of All items needed in the space to get started - not just furniture.
    - Those items range from utensils, dishes, soap dispensers and even toilet paper as well as furniture, art and decor.
    - To help understand everything needed to fully furnish a short term rental, you will find an enclosed furnishing list. Keep in mind this list will not be exact and will be modified for your specific space depending on the audience, nightly rate, layout and design. It is intended to give you a realistic view of items needed to successfully setup your short term rental.
- Scope of work and cost for services
    - Designing and furnishing your space
    - Purchasing services
    - Coordination of receiving, delivery, installation, staging, cleaning and photography contractors
- Additional costs that will be incurred related to the setup of your short term rental such as storage, delivery and cleaning.

Understandably, this total can feel overwhelming. However, including all pricing up front helps alleviate surprises along the way and gives owners a realistic expectation of a nearly "all-in" cost.

 Considerations

Furnishing & Stock Considerations

There is a lot that goes into a space besides just the design, including the function and amenities. The various budget ranges shown have been developed based on my experience, research and an understanding of marketing to key audience(s). These ranges are a realistic expectation that avoid overdoing a space while still providing what is expected by today's traveler. The goal of the budget is to ensure your space is setup to maximize revenue and occupancy, generate great reviews and is on par with the competition.

There are ways to reduce up-front furnishing costs if you are willing to compromise in order to do so:

Option 1: Extend furnishing timeline to 3-4 months.
- This allows time to source nice, used pieces and watch for great sales.
- The compromise here would be added storage costs, limited approval on purchases and slower time to market. Often, the holding cost of the property outweighs the savings with this approach.

Option 2: Offer bare bones amenities and eliminate "extras for incidentals." This option is not recommended but could work if you are self- managing your property (most property managers require specific amenities and extras for incidentals) and are priced at the lowest end of your competitive set. The compromises here are:
- Guests have come to expect certain amenities even at the lowest price point and this likely will show up in reviews, hurting your rankings on the listing sites which means lower revenue and occupancy.
- By not purchasing extras up front for incidentals for turns (ie linens or glassware), you lose money / occupancy by having to block out dates to ensure you have time between guests for incidentals
- I have found that owners who go with this approach end up purchasing the items they had planned to hold off on within the first 3 months of starting to rent anyway
- Most markets have become so competitive with hotel supply catching up and short term rentals on the market more than doubling that new spaces entering the market have to be at a higher standard than in the past which makes this option a risk.



Furnishing List

DS
JS

Living Space

- Sofa
- Loveseat
- Accent chair(s)
- Coffee table/ ottoman
- End table(s)
- Area rug
- Wall art or decor
- Lamp(s)
- Throw pillows
- Throw blankets (2 turns)
- Coffee table decor
- Coasters
- Misc decor & accessories

Bathroom

- Bath, hand & wash towels (2 per guest x 3 turns)
- Makeup wash clothes (2 per bathroom x 3 turns)
- Bath mats (3 per bathroom)
- Hair dryer
- Shower curtain , liner, rod & rings
- Plunger & toilet brush
- Waste basket
- Hand soap dispenser
- Toothbrush holder
- Misc decor & accessories

Electronics

- Television(s)
- Television mount(s)

Bedroom

- Bed frame(s)
- Mattress(es)
- Mattress encasement
- Sleeping pillows (2 per guest)
- Pillow encasements (1 per pillow
- Sheets & pillowcases (3 per bed)
- Duvet covers (3 per bed)
- Duvet inserts (2 per bed)
- Throw blanket (2 turns)
- Full length mirror
- Nightstand(s)
- Clothes rack
- Dresser
- Desk/ vanity
- Desk/ vanity chair
- Area rug
- Wall art or decor
- Alarm clock
- Sound machine
- Blue tooth speaker
- Luggage racks
- Hangers
- Coasters
- Small waste basket
- Iron
- Iron board
- Lamp(s)
- Throw pillows
- Misc decor & accessories

Kitchen & Dining

- Dining room table
- Dining chairs
- Side board or buffet
- Wall art or decor
- Bar stools
- Area rug
- Fire extinguisher
- Bakeware set
- Bottle opener
- Tea pot
- Blender
- Coffee maker
- Coffee mugs (1.5 per guest)
- Utensils
- Cutting board
- Dinnerware set (1.5 per guest)
- Wine glasses (1.5 per guest)
- Cutting knife set
- Drinking glasses (1.5 per guest)
- Paper towel holder
- Drawer organizers
- Scissors
- Flatware set (1.5 per guest)
- Serving trays
- Large trash can
- Wine opener
- Cheese grater
- Kitchen soap dispenser
- Toaster
- Can opener
- Cooking set (pots & pans)
- Spice rack
- Dish towels (3 turns)
- Trivet
- Mixing bowls
- Mixer
- Misc decor & accessories



Furnishing List

DS JS

Misc Furnishings

- First aid kit
- Entry way decor
- Games
- Vacuum
- Charging station/ cords
- Permit frame

Family Amenities

- High chair
- Pack n' play
- Outlet covers
- Stair gates
- Toys
- Children books
- Children games
- Children dinnerware

Outdoors

- Seating
- End table(s)
- Dining table
- Dining chairs
- Welcome mat
- Misc decor & accessories

Pet Amenities

- Dog bowls
- Pet blankets & towels
- Pet toys
- Pet waste bags
- Pet waste receptacle
- Pet basket or box
- Pet stain remover

Stock Items

- Batteries
- Light bulbs
- Shampoo
- Conditioner
- Body wash
- Dish sponges
- Tea
- Coffee
- Salt & pepper
- Creamer
- Sugar packets
- Olive oil
- Cooking spray
- Multi-purpose cleaner
- Paper towel
- Swiffer wet jet
- Trash bags
- Toilet paper
- Tissue
- Dish soap
- Laundry detergent
- Hand soap
- Stain remover

Large Appliances (except washer/ dryer), Finishes & Fixtures & Paint/ Wallpaper + Associated Labor ARE suggested but NOT included in budget

Suggested Furnishing Budget

DS JS

Basic
$15,000

Appointed
$17,500

Luxury
$20,000

Services Considerations

I exclusively work only with hospitality clients and therefore, my services are more entailed than a traditional staging/ design service. These services are tailored to the needs of rental owners and investors to include and consider:

- Research and understanding of nightly rates, occupancy and target guest audience(s)
- Space planning for function as a short term / vacation rental
- Purchasing with mindfulness of turnover efficiency & durability
- Consideration of replacement access & costs
- Unboxing, cleaning & organization of all items
- Flat, fixed service fee for the scope of work provided (no added percentage fees on your total budget).
  - Includes pre-negotiated pricing for large ticket items such as linens, mattresses, pillows, encasements and sofas. Many of these are through wholesale relationships which means I must have a minimal markup to meet manufacturer requirements. For these items, I split the discount equally between my cost and retail which is a great savings
  - Everything else purchased is a straight reimbursement so if I purchase at retail or receive any designer discounts those savings are passed along directly to you with no additional markup. This includes a pre-negotiated discount on Klaussner sofas as well

I have created a system with contractors that are accustomed to working in hospitality. This allows us to get your home to market quickly and efficiently. This is all factored into the service cost and timeline provided. The completion date provided factors in having your your staged, photographed and guest- ready when turned over to you or your property manager - this typically within 3-5 business days once we have access (assuming we were able to purchased ahead of time). This enables you to begin generating revenue quickly, reducing holding costs.

Fees for contractors outlined are ESTIMATES and once complete, will be a straight pass through from that contractor (ie there is no markup).

If you are comparing proposals, be sure keep this mind and ask questions regarding inclusions to ensure you are comparing like to like - if it is not included in the proposal you will likely incur that cost separately in the end.



Services Proposal

Furnish, Stock & Stage Services

Planning:

- Create furniture/ furnishing space plan for client approval (client provides measurements)
- Create mood board for client approval (up to 1 revision)

Select and purchase:

- Furniture & decor
- Furnishing & stock list items

Contractor coordination:

- Receiving, storage, delivery & assembly
- Electronics installation
- Cleaning (pre- and post- move-in)
- Photography
- Property manager (if applicable)

Onsite coordination:

- Unbox & organize
- Stage home for professional photography
- Schedule professional photography

Does not include purchasing nor coordination of vendors for paint, appliances, utilities., maintenance, repairs, general contractors, etc.

Service Investment: $3,500







DS
JS

Receiving

Est Service Fee: $1,500

Includes: receiving, storage, delivery & assembly of all items (up to 30-days of storage) $400/ month for additional storage, beginning at 31+ days.

Cleaning

Est Service Fee: $600

Includes: deep, pre-clean prior to move-in of furnishings (all surfaces); post- move-in touch up clean; linen laundering; and wash unboxed items

Photography

Est Service Fee: $500

Includes: still shots utilizing shot list for interior and exterior spaces + matterport virtual tour

 **Moving Forward**

Next Steps

Hopefully you're ready to get started on your space! If you would like to proceed, here's what happens next:

- Let's agree on your final sleep count, budget & amenities
- Review, sign & return services agreement
- Provide payment, inclusive of:
  - 50% down payment for services
  - 100% payment for furnishings & stock items
  - 100% payment for contractor services (receiving, cleaning & photography)
- Agree on goal completion date
  - This is dependent on access to the home and scheduling availability
  - Typically, projects take 6-8 weeks from beginning to completion, however each space can vary

The Process

Planning	Purchasing	Installation

Planning
- Receive Floor Plan
- Create Space Plan
- Approval of Space Plan
- Create Mood Board
- Approval of Mood Board

Purchasing
- Large Furniture, Art & Rugs
- Electronics & Mattresses,
- Pillows, Encasements & Linens
- Amenities & Misc Decor Items
- Stock Items

Installation
- Deep Clean
- Delivery & Assembly
- Organize, Launder & Wash
- Post-Install Clean
- Stage & Photos

 ## Space Plan & Mood Board

Space plans and mood boards are provided so you can see the general look feel of your space prior to making large purchases. Some pieces will not be the exact items due to stock/ availability at the time of order and could be substituted for similar items. There would not be any approvals on your part for any substitute items unfortunately.Though small decor and furnishings ARE included in items purchased for your space, they are not included ahead of time for approval in the space plan nor mood board.

All items selected will be within the budget allocated for your space, therefore individual prices and sources of items are not included in the space plan nor mood board.

Example Space Plan & Mood Board



Compared to Completed Space





HOSPITALITY CREATOR, LLC

THANK YOU FOR YOUR CONSIDERATION

FOR QUESTIONS
EMAIL: MEGAN@THEHOSPITALITYCREATOR.COM
CALL: (M) 321-863-0893





Site Plan


122
1 BR CORNER PARTY
120
2 BR PARTY
Stair 1
118
1 BR PARTY A
117
1 BR PARTY A
116
2 BR BALLER
115
1 BR PARTY B
123
1 PLUS A
121
1 PLUS B
119
1 BR B
BBQ AREA
114
2 BR CORNER B
113
1 BR PARTY A
112
1 BR PARTY A
111
1 BR C
DOG PARK
POOL
110
1 BR D
Stair 2
109
1 PLUS C
102
1 BR CORNER PARTY
103
2 BR PARTY
Stair 3
108
1 BR CORNER PARTY B
101
2 BR CORNER A
ADA
104
1 BR A
ADA
Retail Suite 1,233 Sq. Ft.
Retail Suite 1,267 Sq. Ft.

DS
JS

920 South Street

ILLUME

Site Plan


222
1 BR CORNER PARTY
220
2 BR PARTY
Stair 1
218
1 BR PARTY A
217
1 BR PARTY A
216
2 BR BALLER
215
1 BR PARTY B
223
1 PLUS A
221
1 PLUS B
219
1 BR B
214
2 BR CORNER B
213
1 BR PARTY A
212
1 BR PARTY A
211
1 BR C
210
1 BR D
Stair 2
209
1 PLUS C
208
1 BR CORNER PARTY B
202
1 BR CORNER PARTY
203
2 BR PARTY
Stair 3
201
2 BR CORNER A
204
1 BR A
205
1 BR PARTY A
206
2 BR PARTY
207
2 BR RANCH

DS
JS

920 South Street

ILLUME

Site Plan



920 South Street

ILLUME

Site Plan


OPEN TO BELOW
OPEN TO BELOW
Stair 1
OPEN TO BELOW
OPEN TO BELOW
L4 ROOF
SEE A1.07 ROOF PLAN
L4 ROOF
SEE A1.07 ROOF PLAN
412
1 BR PARTY A
411
1 BR C
410
1 BR D
ROOF HATCH
ABV
409
408
1 BR CORNER
PARTY B
1 PLUS C
402
403
1 BR CORNER
PARTY
2 BR PARTY
1 BR Loft E
1 BR Loft E
1 BR Loft
1 BR Loft C
1 BR Loft D
401
404
405
406
407

920 South Street

DS
JS

ILLUME

Plan: 1 Bedroom Corner Party
Residence: 102, 122, 202, 222, 302, 402



BATHROOM

BEDROOM
11'-0"W X 10'-6"L

LIVING
12'-6"W X 11'-0"L

CLOSET

KITCHEN/ DINING
15'-0"W X 10'-6"L

BALCONY
4'-0"W X 22'-6"L

WH

W/D

PANTRY

ENTRY

DS
JS



ILLUME

1 BED / 1 BATH
INTERIOR SQFT: 772
EXTERIOR SQFT: 92

NOTE: ALL DIMENSIONS ARE APPROXIMATE. PLANS ARE NOT TO SCALE. ALL PLANS AND SPECIFICATIONS ARE
SUBJECT TO CHANGE AND REVISION WITHOUT NOTICE. ROOM DIMENSIONS ARE INTERIOR MEASUREMENTS.

ILLUME

BRUNETTE FINISH PACKAGE



KITCHEN

The kitchens in the Brunette Finish Residences are equipped with high-end Kohler fixtures including a stainless steel sink with a polished chrome faucet with sprayer as well as a Badger waste disposal.

The cabinets are custom oak in an espresso-stained finish to complement the flooring. They are furnished with streamlined chrome hardware.

The countertops are a vibrant bright white quartz complemented by a modern matte white tile backsplash with matching grout.

APPLIANCES

All of the appliances are from the LG Modern Line with a stainless finish. The range hood is by Z-Line and is finished in stainless steel to coordinate with the suite of appliances.



BATHROOMS

All plumbing fixtures are by Kohler in a polished chrome finish with white sink and toilet. Tub and shower surrounds are finished in a matte white porcelain tile by DalTile. Vanities feature bright white quartz countertops, custom oak cabinets in a smoke-stained finish, and an LED side-lit mirror.





FLOORING

Our Brunette Finish Residences are offered with luxury vinyl planks in Chocolate European Walnut that flow throughout the bedrooms, bathrooms, kitchen and all general spaces.

WINDOWS

All residences feature contemporary, American-made luxury windows by Pella. Wood fixed and casement windows with an ebony stain interior and aluminum-clad exterior are accentuated by contemporary hardware.

LIGHTING

Fixtures with clean lines and a minimal color palette have been selected to complement the refined interior architecture of the residence.

Parking Garage

Parking 19	Parking 20	Parking 21	

Fire and Riser

Parking 18

Parking 17

Parking 16 | Parking 22 | Parking 35

Parking 15 | Parking 23 | Parking 36

Parking 14 | Parking 24 | Parking 37

Parking 13 | Parking 25 | Parking 38

Parking 12 | Parking 26 | Parking 39

Parking 11 | Parking 27 | Parking 40

Parking 10 | Parking 28 | Parking 41

Parking 9 | Parking 29 | Parking 42

Parking 8 | Parking 30 | Parking 43

Parking 7 | Parking 31 | Parking 44

Parking 6 | Parking 32 | Parking 45

Parking 5 | Parking 33 | Parking 46

Parking 4 | Parking 34 | Parking 47

Parking 3

Parking 2

DS

Parking 1

Stair 1

HOME GUEST SUITE

FITNESS

Loading Zone

Elevator 2 | Parking 57

Parking 58

Parking 48 | Parking 59

Parking 49 | Parking 60

Parking 50 | Parking 61

Parking 51 | Parking 62

Parking 52 | Parking 63

Parking 53 | Parking 64

Parking 54 | Parking 65

Parking 55 | Parking 66

Parking 56 | Parking 67

Parking 68

Elevator 1 | Parking 69

Electrical

Refuse and Recycling

Parking 70

Parking 71

Parking 72

Parking 73

Parking 74

Parking 75

Parking 76

Parking 94, Parking 93, Parking 92, Parking 91, Parking 90, Parking 89, Parking 88, Parking 87, Parking 86, Parking 85, Parking 84, Parking 83, Parking 82, Parking 81, Parking 80, Parking 79, Parking 78, Parking 77

ILLUME



LIMITED WARRANTY

Project: ILLUME
Owner: Compound Illume 302, LLC
Unit: 302

ILLUME, LLC does hereby warrant that all labor and materials furnished and work performed in conjunction with the above referenced project are in accord with the contract documents and authorized modifications thereto, and will be free from defects due to defective materials or workmanship for a period of one (1) year from the date of substantial completion as delivered by the general contractor. Should any defect develop during the warranty period due to improper materials, workmanship, or arrangement, the same shall, upon notice by the Owner, be made good at no expense to the Owner. Nothing in the above shall be deemed to apply to work which has been abused or neglected by the Owner. Manufacturers' warranties for any appliances and equipment are, to the extent assignable, hereby assigned to Owner. Each manufacturer's warranty is subject to its own terms.

DS
JS

EXHIBIT "E"

FORM OF AFFIDAVIT OF ACCEPTANCE

STATE OF TENNESSEE
DAVIDSON COUNTY

AFFIDAVIT OF ACCEPTANCE

I hereby acknowledge that I have inspected the Home and any private elements associated with the Home, and any common areas, and that, without any reservations, except as set out on the attached sheet, I accept the it in its entirety, including, but not limited to the condition of the:

(a) wall finish, paint and decoration,
(b) finished floors,
(c) bath tile and fixtures,
(d) kitchen tile, sink and cabinets,
(e) woodwork trim and paneling,
(f) doors and windows,
(g) lighting fixtures,
(i) terrace or patio; and
(0) the size of all rooms.

I hearby acknowledge receipt of a Limited Warranty executed by the Seller and understand the responsibilities of the Seller thereunder and understand this affidavit in no way alters or amends that document. Items identified by Purchaser and agreed to by Seller in the attached list or preoccupancy inspection are NOT waived when the Affidavit of Acceptance is executed at Closing. However, I understand that these items must be agreed upon prior to consummation of the sale by Seller and me. By Closing the purchase of the Home, I acknowledge that Seller has performed its contract with me, that the Home, private elements and any common areas have been completed according to the plans and specifications agreed upon, and that the improvements have been completed according to any decoration plan that may have been a part of the contract.

PURCHASER:

_____   _____
Witness to Purchaser's Signature(s)   PURCHASER

_____   _____
Witness to Purchaser's Signature(s)   PURCHASER

SELLER:

_____   By: _____
Witness to Seller's Signature(s)   Authorized representative of Seller

To be completed at closing

dotloop signature verification: dtlp.us/Toob-kB0T-d8Bo
DocuSign Envelope ID: ADC17B25-D674-4FA3-898F-D7ED58476220

COMPASS

CONFIRMATION OF AGENCY STATUS

Every real estate licensee is required to disclose his or her agency status in a real estate transaction to any buyer or seller who is not represented by an agent and with whom the Licensee is working directly in the transaction. The purpose of this Confirmation of Agency Status is to acknowledge that this disclosure occurred. Copies of this confirmation must be provided to any signatory thereof. As used below, "Seller" includes sellers and landlords; "Buyer" includes buyers and tenants. Notice is hereby given that the agency status of this Licensee (or Licensee's company) is as follows in this transaction:

The real estate transaction involving the property located at:

920 South Street, Unit 302, Nashville, TN 37203

PROPERTY ADDRESS

SELLER NAME: Illume Nashville, LLC	**BUYER NAME:** Compound Illume 302, LLC
LICENSEE NAME: Scott Knabe, Megan Jernigan, Martha Montiel-Lewis	LICENSEE NAME: N/A
in this consumer's current or prospective transaction is serving as:	in this consumer's current or prospective transaction is serving as:
☐ **Transaction Broker or Facilitator.** (not an agent for either party).	☐ **Transaction Broker or Facilitator.** (not an agent for either party).
☐ **Seller is Unrepresented.**	☒ **Buyer is Unrepresented.**
☐ **Agent for the Seller.**	☐ **Agent for the Buyer.**
☑ **Designated Agent for the Seller.**	☐ **Designated Agent for the Buyer.**
☐ **Disclosed Dual Agent (for both parties),** with the consent of both the Buyer and the Seller in this transaction.	☐ **Disclosed Dual Agent (for both parties),** with the consent of both the Buyer and the Seller in this transaction.

This form was delivered in writing, as prescribed by law, to any unrepresented buyer **prior to the preparation of any offer to purchase,** OR to any unrepresented seller **prior to presentation of an offer to purchase;** OR (if the Licensee is listing a property without an agency agreement) **prior to execution of that listing agreement.** This document also serves as confirmation that the Licensee's Agency or Transaction Broker status was communicated orally before any real estate services were provided and also serves as a statement acknowledging that the buyer or seller, as applicable, was informed that any complaints alleging a violation or violations of Tenn. Code Ann. § 62-13-312 must be filed within the applicable statute of limitations for such violation set out in Tenn. Code Ann. § 62-13-313(e) with the Tennessee Real Estate Commission, 710 James Robertson Parkway, 3rd Floor, Nashville, TN 37232, PH: (615) 741-2273. **This notice by itself, however, does not constitute an agency agreement or establish any agency relationship.**

By signing below, parties acknowledge receipt of Confirmation of Agency relationship disclosure by Realtor® acting as Agent/Broker OR other status of Seller/Landlord and/or Buyer/Tenant pursuant to the National Association of Realtors® Code of Ethics and Standards of Practice.

Illume Nashville, LLC — dotloop verified 06/17/19 4:59 PM CDT 4ZWO-F6TV-SROW-YE2E	DocuSigned by: *Jesse Stein* 5/30/2020 | 7:20 AM PD 55ADFF68FC994C2...
Seller Signature / Date	Buyer Signature / Date
Seller Signature / Date	Buyer Signature / Date
Scott Knabe — dotloop verified 06/17/19 11:07 AM CDT B8ON-5WNY-MHRD-SAFT	
Listing Licensee / Date	Selling Licensee / Date
Megan Jernigan — dotloop verified 06/17/19 4:03 PM CDT 7RXW-GGRO-R5AD-YXGR; *Martha Montiel-Lewis* — dotloop verified 06/17/19 12:00 PM CDT	
Compass RE	
Listing Company	Selling Company

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

TENNESSEE REALTORS
Copyright 2013 © Tennessee Realtors® **Version 01/01/2019**
RF302 – Confirmation of Agency Status, Page 1 of 1

COMPASS

TENNESSEE RESIDENTIAL PROPERTY
CONDITION EXEMPTION

1   Property Address: 920 South Street, Unit 302 , Nashville, TN 37203

2   Buyer: Compound Illume 302, LLC

3   Seller: Illume Nashville, LLC

4   The Tennessee Residential Property Disclosure Act requires sellers of residential real property with one to four dwelling units
5   to furnish to a buyer one of the following: (1) a residential property disclosure statement (the "Disclosure"), or (2) a residential
6   property disclaimer statement (permitted only where the buyer waives the required Disclosure). Some property transfers may
7   be exempt from this requirement (See Tenn. Code Ann. § 66-5-209). The following is a summary of the buyers' and sellers'
8   rights and obligations under the Act. A complete copy of the Act may be found at: http://www.tn.gov/regboards/trec/law.shtml.
9   (See Tenn. Code Ann. § 66-5-201, et seq.)

10   1.   Sellers must disclose all known material defects, and must answer the questions on the Disclosure form in good faith to
11   the best of the seller's knowledge as of the Disclosure date.

12   2.   Sellers must give the buyers the Disclosure form before the acceptance of a purchase contract.

13   3.   Sellers must inform the buyers, at or before closing, of any inaccuracies or material changes in the condition that have
14   occurred since the time of the initial Disclosure, or certify that there are no changes.

15   4.   Sellers may give the buyers a report or opinion prepared by a professional inspector or other expert(s), or certain
16   information provided by a public agency, in lieu of responding to some or all of the questions on the form (See Tenn. Code
17   Ann. § 66-5-204).

18   5.   Sellers are not required to have a home inspection or other investigation in order to complete the Disclosure form.

19   6.   Sellers are not required to repair any items listed on the Disclosure form or on any past or future inspection report unless
20   agreed to in the purchase contract.

21   7.   Sellers involved in the first sale of a dwelling must disclose the amount of any impact fees or adequate facility taxes paid.

22   8.   Sellers are not required to disclose if any occupant was HIV–positive, or had any other disease not likely to be transmitted
23   by occupying a home, or whether the home had been the site of a homicide, suicide or felony, or act or occurrence which
24   had no effect on the physical structure of the property.

25   9.   Sellers may provide an "as is", "no representations or warranties" disclaimer statement in lieu of the Disclosure form only
26   if the buyer waives the right to the required disclosure, otherwise the sellers must provide the completed Disclosure form
27   (See Tenn. Code Ann. § 66-5-202).

28   10. Sellers may be exempt from having to complete the Disclosure form in certain limited circumstances (e.g. public auctions,
29   court orders, some foreclosures and bankruptcies, new construction with written warranty, or owner has not resided on the
30   property at any time within the prior 3 years). (See Tenn. Code Ann. § 66-5-209).

31   11. Buyers are advised to include home, wood infestation, well, water sources, septic system, lead-based paint, radon, mold,
32   and other appropriate inspection contingencies in the contract, as the Disclosure form is not a warranty of any kind by the
33   seller, and is not a substitute for any warranties or inspections the buyer may desire to purchase.

34   12. Any repair of disclosed defects must be negotiated and addressed in the Purchase and Sale Agreement; otherwise, seller is
35   not required to repair any such items.

36   13. Buyers may, but do not have to, waive their right to receive the Disclosure form from the sellers if the sellers provide a
37   disclaimer statement with no representations or warranties. (See Tenn. Code Ann. § 66-5-202).

38   14. Remedies for misrepresentations or nondisclosure in a Property Condition Disclosure statement may be available to buyer
39   and are set out fully in Tenn. Code Ann. § 66-5-208. Buyer should consult with an attorney regarding any such matters.

40   15. Representations in the Disclosure form are those of the sellers only, and not of any real estate licensee, although licensees
41   are required to disclose to all parties adverse facts of which the licensee has actual knowledge or notice.

42   16. Pursuant to Tenn. Code Ann. § 47-18-104(b), sellers of newly constructed residences on a septic system are prohibited
43   from knowingly advertising or marketing a home as having more bedrooms than are permitted by the subsurface sewage
44   disposal system permit.



TENNESSEE
REALTORS

Copyright 2015 © Tennessee Realtors®   **Version 04/15//2019**
RF203 – Tennessee Residential Property Condition Exemption, Page 1 of 3

45   17. Sellers must disclose the presence of any known exterior injection well, the presence of any known sinkhole(s), the results
46   of any known percolation test or soil absorption rate performed on the property that is determined or accepted by the
47   Department of Environment and Conservation, and whether the property is located within a Planned Unit Development as
48   defined by Tenn. Code Ann. § 66-5-213 and, if requested, provide buyers with a copy of the development's restrictive
49   covenants, homeowner bylaws and master deed. Sellers must also disclose if they have knowledge that the residence has
50   ever been moved from an existing foundation to another foundation.

51 The Buyers and Sellers involved in the current or prospective real estate transaction for the property listed above acknowledge
52 that they were informed of their rights and obligations regarding Residential Property Disclosures, and that this information
53 was provided by the real estate licensee(s) prior to the completion or reviewing of a Tennessee Residential Property Condition
54 Disclosure, a Tennessee Residential Property Condition Disclaimer Statement, or a Tennessee Residential Property Condition
55 Exemption. Buyers and Sellers also acknowledge that they were advised to seek the advice of an attorney on any legal questions
56 they may have regarding this information or prior to taking any legal actions.

57 The Tennessee Residential Property Disclosure Act states that anyone transferring title to residential real property must provide
58 information about the condition of the property. This completed form constitutes that disclosure by the Seller. The information
59 contained in the disclosure is the representation of the owner and not the representation of the real estate licensee or sales
60 person, if any. This is not a warranty or a substitute for any professional inspections or warranties that the purchasers may
61 wish to obtain.

62 **Buyers and Sellers should be aware that any sales agreement executed between the parties will supersede this form as**
63 **to the terms of sale, property included in the sale and any obligations on the part of the seller to repair items identified**
64 **below and/or the obligation of the buyer to accept such items "as is."**

65 The undersigned Seller of the property described as 920 South Street, Unit   , Nashville, TN 37203   does
66 hereby notify Buyer that said property is being offered without a Residential Property Condition Disclosure Statement as
67 provided by the Tennessee Residential Property Disclosure Act. This transfer is excluded under Tenn. Code Ann. § 66-5-209
68 for the following reason(s):

69   ☐ This is a transfer pursuant to court order including, but not limited to, transfers ordered by a court in the administration
70   of an estate, transfers pursuant to a writ of execution, transfers by foreclosure sale, transfers by a trustee in a
71   bankruptcy, transfers by eminent domain and transfers resulting from a decree of specific performance.

72   ☐ This is a transfer to a beneficiary of a deed of trust by a trustor or successor in interest who is in default; transfers by
73   a trustee under a deed of trust pursuant to a foreclosure sale, or transfers by a beneficiary under a deed of trust who
74   has acquired the real property at a sale conducted pursuant to a foreclosure sale under a deed of trust or has acquired
75   the real property by a deed in lieu of foreclosure.

76   ☐ This is a transfer by a fiduciary in the course of the administration of a decedent's estate, guardianship, conservatorship
77   or trust.

78   ☐ This is a transfer from one (1) or more co-owners solely to one (1) or more co-owners. This provision is intended to
79   apply and only does apply in situations where ownership is by a tenancy by the entirety, a joint tenancy or a tenancy
80   in common and the transfer will be made from one (1) or more of the owners to another owner or co-owners holding
81   property either as a joint tenancy, tenancy in common or tenancy by the entirety.

82   ☐ This is a transfer made by virtue of the record owner's failure to pay federal, state or local taxes.

83   ☐ This is a transfer between spouses resulting from a decree of divorce or a property settlement stipulation.

84   ☐ This is a transfer made solely to any combination of a spouse or a person or persons in the lineal line of consanguinity
85   of one (1) or more of the transferors.

86   ☐ This is a transfer to or from any governmental entity of public or quasi-public housing authority or agency.

87   ☑ This is a transfer involving the first sale of a dwelling provided that the builder offers a written warranty.

88   ☐ This is a transfer of any property sold at public auction.

89   ☐ This is a transfer of any property where the owner has not resided on the property at any time within three (3) years
90   prior to the date of transfer.

91   ☐ This is a transfer from a debtor in a chapter 7 or a chapter 13 bankruptcy to a creditor or third party by a deed in lieu
92   of foreclosure or by a quitclaim deed.

93 Pursuant to Tenn. Code Ann. § 66-5-212, Sellers are required to disclose, in writing, the presence of any known exterior
94 injection well on the Property, whether the Sellers have knowledge that any single family residence on the Property has ever
95 been moved from an existing foundation to another foundation, whether the Sellers have knowledge of any percolation tests or
96 soil absorption rates performed on the Property that are determined or accepted by the Tennessee Department of Environment
97 and Conservation and the results of said tests and/or rates, and the presence of any known sinkholes. Sellers, pursuant to Tenn.

This form is copyrighted and may only be used in real estate transactions in which Scott Knabe   is involved as a TAR authorized user.
Unauthorized use of the form may result in legal sanctions being brought against the user and should be reported to the Tennessee Association of Realtors® at 615-321-1477.

TENNESSEE
REALTORS   **Copyright 2015 © Tennessee Realtors®**   **Version 04/15/2019**
                    RF203 – Tennessee Residential Property Condition Exemption, Page 2 of 3

98 Code Ann. § 66-5-213, are also required to disclose in writing if the Property is located in a Planned Unit Development and
99 upon request, provide buyers with a copy of the development's restrictive covenants, homeowner bylaws and master deed.

100 **CHECK ALL THAT APPLY:**

101 YES NO   UNKNOWN
102 ☐   ☑   ☐   1.   Seller knows of the presence of an exterior injection well on the Property.

103 ☐   ☑   ☐   2.   Seller knows that a single family residence located on Property has been moved from an
104   existing foundation to another foundation.

105 ☐   ☑   ☐   3.   Seller knows of a percolation test(s) that has been performed on the Property that is
106   determined or accepted by the Tennessee Department of Environment and Conservation.
107   If yes, results of test(s) are attached.

108 ☐   ☑   ☐   4.   Seller knows of soil absorption rate(s) that has been performed on the property that is
109   determined or accepted by the Tennessee Department of Environment and Conservation.
110   If yes, results of rate(s) are attached.

111 ☐   ☑   ☐   5.   Seller knows of a sinkhole(s) present on the Property. A sinkhole is defined pursuant to
112   Tenn. Code Ann. § 66-5-212(c) as "a subterranean void created by the dissolution of
113   limestone or dolostone strata resulting from groundwater erosion, causing a surface
114   subsidence of soil, sediment, or rock and is indicated through the contour lines on the
115   Property's recorded plat map."

116 ☐   ☑   6.   This Property is located in a Planned Unit Development. Planned Unit Development is
117   defined pursuant to Tenn. Code Ann. § 66-5-213 as "an area of land, controlled by one (1)
118   or more landowners, to be developed under unified control or unified plan of development
119   for a number of dwelling units, commercial, educational, recreational or industrial uses, or
120   any combination of the foregoing, the plan for which does not correspond in lot size, bulk
121   or type of use, density, lot coverage, open space, or other restrictions to the existing land
122   use regulations." Upon request, Seller shall provide to buyers copies of the development's
123   restrictive covenants, homeowner bylaws and master deed. Unknown is not an appropriate
124   response under the statute.

125 ☐   ☑   7.   A permit for a subsurface sewage disposal system for the Property was issued during a
126   sewer moratorium pursuant to Tenn. Code Ann. § 68-221-409. If yes, Buyer may have a
127   future obligation to connect to the public sewer system.

128 Buyer is advised that no representation or warranties, express or implied, as to the condition of the property and its
129 improvements, are being offered by Seller except in the case where transfer involves the first sale of a dwelling in which builder
130 offers a written warranty and those required by Seller pursuant to Tenn. Code Ann. §§ 66-5-212 and 66-5-213. Furthermore,
131 the Buyer should make or have made on the Buyer's behalf a thorough and diligent inspection of the property.

132 If the property being purchased is a condominium, the transferee/buyer is hereby given notice that the transferee/buyer is
133 entitled, upon request, to receive certain information regarding the administration of the condominium from the developer or
134 the condominium association, as applicable, pursuant to Tennessee Code Annotated § 66-27-502.

135 The party(ies) below have signed and acknowledge receipt of a copy.

136 *Illume Nashville, LLC*   dotloop verified
                                              06/17/19 5:01 PM CDT
                                              G0C0-VDVK-9XSQ-HTXQ
137 **SELLER**   **SELLER**

138 _____ at _____ o'clock ☐ am/ ☐ pm   _____ at _____ o'clock ☐ am/ ☐ pm
139 **Date**   **Date**

140 The party(ies) below have signed and acknowledge receipt of a copy.
                        DocuSigned by:
141 *Jesse Stein*   _____
142 **BUYER**   **BUYER**
        53ADFF68FC594C2...
143 5/30/2020 | 7:20 AM PDT   o'clock ☐ am/ ☐ pm   _____ at _____ o'clock ☐ am/ ☐ pm
144 **Date**   **Date**

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form,
you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that
any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms
created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.


TENNESSEE REALTORS   **Copyright 2015 © Tennessee Realtors®**   **Version 04/15/2019**
                             RF203 – Tennessee Residential Property Condition Exemption, Page 3 of 3

COMPASS

DISCLAIMER NOTICE

1   The Brokers and their affiliated licensees (hereinafter collectively "Licensees") involved in the Purchase and Sale
2   Agreement (hereinafter "Agreement") regarding real estate located at
3   <u>920 South Street Unit   302</u><u>Nashville, TN 37203</u>   (hereinafter "Property")
4   are not attorneys and are not structural or environmental engineers. They are engaged in bringing together buyers
5   and sellers in real estate transactions. Licensees expressly deny any expertise with respect to advice or informed
6   opinions regarding any of the following matters. This Disclaimer Notice is an express warning to all sellers and
7   buyers that they should not rely on any statement, comment or opinion expressed by any Licensee when making
8   decisions about any of the following matters, including the selection of any professional to provide services on
9   behalf of buyers or sellers. Any professional selected by buyers or sellers should be an "independent, qualified
10 professional", who complies with all applicable state/local requirements, which may include licensing, insurance,
11 and bonding requirements. It is strongly recommended that buyers include contingency clauses in their offers to
12 purchase with respect to these or any other matters of concern and that buyers, in writing the offer, allow enough
13 time to get an evaluation of the following matters from an independent, qualified professional. The matters listed
14 below are not an exclusive list of actions or circumstances which are not the responsibility of the Licensees with
15 whom you work. These items are examples and are provided only for your guidance and information.

16 **1.** **THE STRUCTURAL OR OTHER CONDITIONS OF THE PROPERTY.** Consult with professional
17   engineers or other independent, qualified professionals to ascertain the existence of structural issues, the
18   condition of synthetic stucco (E.I.F.S.) and/or the overall condition of the Property.

19 **2.** **THE CONDITION OF ROOFING**. Consult with a bonded roofing company for any concerns about the
20   condition of the roof.

21 **3.** **HOME INSPECTION**. We strongly recommend that you have a home inspection, which is a useful tool for
22   determining the overall condition of a home including, but not limited to, electrical, heating, air conditioning,
23   plumbing, water-heating systems, fireplaces, windows, doors and appliances. Contact several sources (like the
24   Tennessee Department of Commerce & Insurance (http://tn.gov/commerce/), the American Society of Home
25   Inspectors (www.ashi.com), the National Association of Certified Home Inspectors (www.nahi.org), and Home
26   Inspectors of Tennessee Association (www.hita.us) and independently investigate the competency of an
27   inspector, including whether he has complied with State and/or local licensing and registration requirements in
28   your area. The home inspector may, in turn, recommend further examination by a specialist (heating-air-
29   plumbing, etc.). **Failure to inspect typically means that you are accepting the Property "as is".**

30 **4.** **WOOD DESTROYING ORGANISMS, PESTS AND INFESTATIONS.** It is strongly recommended that
31   you use the services of a licensed, professional pest control company to determine the presence of wood
32   destroying organisms (termites, fungus, etc.) or other pests or infestations and to examine the Property for any
33   potential damage from such.

34 **5.** **ENVIRONMENTAL HAZARDS**. Environmental hazards, such as, but not limited to: radon gas, mold,
35   asbestos, lead-based paint, hazardous wastes, landfills, byproducts of methamphetamine production, high-
36   voltage electricity, noise levels, etc., require advanced techniques by environmental specialists to evaluate,
37   remediate and/or repair. It is strongly recommended that you secure the services of knowledgeable
38   professionals and inspectors in all areas of environmental concern.

39 **6.** **SQUARE FOOTAGE.** There are many ways of measuring square footage. Information is sometimes gathered
40   from tax or real estate records on the Property. Square footage provided by builders, real estate licensees, or
41   tax records is only an **estimate** with which to make comparisons, but **it is not guaranteed.** It is advised that
42   you have a licensed appraiser determine actual square footage.



**TENNESSEE
REALTORS**   **Copyright 2003 © Tennessee Realtors®**   **Version 01/01/2019**
                     RF304 – Disclaimer Notice, Page 1 of 3

43 **7. CURRENT VALUE, INVESTMENT POTENTIAL, OR RESALE VALUE OF THE PROPERTY.** A
44 true estimate of the value can only be obtained through the services of a licensed appraiser. No one, not even
45 a professional appraiser, can know the future value of a property. Unexpected and unforeseeable things happen.
46 **NOTE:** A real estate licensee's Comparative Market Analysis (CMA) or Broker's Price Opinion (BPO), etc.,
47 while sometimes used to set an asking price or an offer price, is **not** an appraisal.

48 **8. BOUNDARY LINES, EASEMENTS, ENCROACHMENTS, AND ACREAGE.** It is strongly advised that
49 you secure the services of a licensed surveyor for a full-stake boundary survey with all boundary lines,
50 easements, encroachments, flood zones, total acreage, etc., clearly identified. It is also advised that you **not**
51 rely on mortgage loan inspection surveys, previous surveys, plat data, or Multiple Listing Service (MLS) data
52 for this information, even if acceptable to your lender.

53 **9. ZONING, CODES, COVENANTS, RESTRICTIONS, AND RELATED ISSUES.** Zoning, codes,
54 covenants, restrictions, home owner association by-laws, special assessments, city ordinances, governmental
55 repair requirements and related issues need to be verified by the appropriate sources in writing. If your projected
56 use requires a zoning or other change, it is recommended that you either wait until the change is **in effect** before
57 committing to a property or provide for this contingency in your Purchase and Sale Agreement.

58 **10. UTILITY CONNECTIONS, SEPTIC SYSTEM CAPABILITY, AND RELATED SERVICES.** The
59 availability, adequacy, connection and/or condition of waste disposal (sewer, septic system, etc.), water supply,
60 electric, gas, cable, internet, telephone, or other utilities and related services to the Property need to be verified
61 by the appropriate sources in writing. You should have a professional check access and/or connection to public
62 sewer and/or public water source and/or the condition of any septic system(s) and/or wells. To confirm that
63 any septic systems are properly permitted for the actual number of bedrooms, it is recommended that sellers
64 and/or buyers request a copy of the information contained in the file for the Property maintained by the
65 appropriate governmental permitting authority. If the file for this Property cannot be located or you do not
66 understand the information contained in the file, you should seek professional advice regarding this matter. For
67 unimproved land, septic system capability can only be determined by using the services of a professional soil
68 scientist and verifying with the appropriate governmental authorities that a septic system of the desired type,
69 size, location, and cost can be permitted and installed to accommodate the size home that you wish to build.

70 **11. FLOODING, DRAINAGE, FLOOD INSURANCE, AND RELATED ITEMS**. It is recommended that you
71 have a civil or geotechnical engineer or other independent expert determine the risks of flooding, drainage or
72 run-off problems, erosion, land shifting, unstable colluvial soil, sinkholes and landfills. The risk of flooding
73 may increase and drainage or storm run-off pathways may change. Be sure to consult with the proper
74 governmental authorities, elevation surveyors, and flood insurance professionals regarding flood and elevation
75 certificates, flood zones, and flood insurance requirements, recommendations and costs.

76 **12. CONDEMNATION.** It is recommended that you investigate whether there are any pending or proposed
77 condemnation proceedings or similar matters concerning any portion of the Property with the State, County and
78 city/town governments in which the Property is located. Condemnation proceedings could result in all or a
79 portion of the Property being taken by the government with compensation being paid to the landowner.

80 **13. SCHOOL DISTRICTS AND OTHER SCHOOL INFORMATION.** It is advised that you independently
81 confirm school zoning with the appropriate school authorities, as school districts are subject to change. Other
82 school information (rankings, curriculums, student-teacher ratios, etc.) should be confirmed by appropriate
83 sources in writing.

84 **14. INFORMATION ABOUT CRIMES, METHAMPHETAMINE PROPERTIES, OR SEX OFFENDERS.**
85 You should consult with local, state and federal law enforcement agencies for information or statistics regarding
86 criminal activity at or near the Property, the presence of methamphetamine manufacturing, or for the location
87 of sex offenders in a given area.

88 **15. LEGAL AND TAX ADVICE**. You should seek the advice of an attorney and/or certified tax specialist on any
89 legal or tax questions concerning any offers, contracts, issues relating to title or ownership of the Property, or

any other matters of concern, including those itemized in this Disclaimer Notice. Real estate licensees are **not** legal or tax experts, and therefore cannot advise you in these areas.

16. RECOMMENDED INSPECTORS, SERVICE PROVIDERS, OR VENDORS. The furnishing of any inspector, service provider or vendor named by the real estate licensee is done only as a convenience and a courtesy, and does not in any way constitute any warranty, representation, or endorsement. Buyers and sellers have the option to select any inspectors, service providers or vendors of the buyer's or seller's choice. You are advised to contact several sources and independently investigate the competency of any inspector, contractor, or other professional expert, service provider or vendor and to determine compliance with any licensing, registration, insurance and bonding requirements in your area.

The Buyer/Seller acknowledges that they have not relied upon the advice, casual comments, or verbal representations of any real estate licensee relative to any of the matters itemized above or similar matters. The Buyer/Seller understands that it has been strongly recommended that they secure the services of appropriately credentialed experts and professionals of the buyer's or seller's choice for the advice and counsel about these and similar concerns.

The party(ies) below have signed and acknowledge receipt of a copy.

Illume Nashville, LLC (dotloop verified 06/17/19 5:01 PM CDT 4IFJ-ECNP-JLIH-HW7K)	DocuSigned by: Jesse Stein 53ADFF68FC594C2...
CLIENT/CUSTOMER (☐ BUYER / ☑ SELLER)	**CLIENT/CUSTOMER (☒ BUYER / ☐ SELLER)**
______ at ______ o'clock ☐ am/ ☐ pm	5/30/2020 | 7:20 AM PDT at ______ o'clock ☐ am/ ☐ pm
Date	**Date**



\

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

WIRE FRAUD WARNING

1   Criminals use many methods to steal our money, even when we are buying or selling a home – particularly

2   involving wire fund transfers. Scammers typically will send an email that APPEARS to be from your agent,

3   broker, lender, or the closing attorney/ closing agency. Be on the lookout for:

4   • Phony email addresses (e.g., a slight change in the domain name), authentic-looking fake websites, phony

5   fax numbers, texts, calls or social media messages from scammers.

6   • Any communication requesting information or directing you to a fake website, a criminal's email address

7   or a criminal's bank account.

8   In preparation for closing, Buyers will often need to wire transfer funds from their personal bank to the closing

9   attorney/closing agency. NEVER ACCEPT WIRING INSTRUCTIONS FROM YOUR AGENT OR BROKER.

10   Rather, you should receive wiring instructions prior to closing from the closing attorney/closing agency or your

11   lender. If the instructions are sent by email they should be in a secured manner. DO NOT TRANSFER FUNDS

12   UNTIL you have verified the authenticity of the wiring instructions by at least one other independent means,

13   including but not limited to the following:

14   • Call the phone number you used on all your prior calls (if the number came from a personally recognized

15   or known source), or

16   • Call the closing attorney/ closing agency or lender after verifying their phone number from a known third

17   party source, such as the entity's official website and/or public directory assistance (do not take the phone

18   number directly from the wiring instruction form you received), or

19   • Make a personal visit to their office at the address you previously met with them.

20   If you send wiring instructions by email or any electronic means to anyone at your bank or other financial

21   institution in preparation for closing, DO NOT TRANSFER ANY FUNDS until after you verify that the correct

22   instructions were received by a known representative at your financial institution. Also, it is important to confirm

23   with the financial institution that the wire instructions ARE NOT TO BE SUBSTITUTED WITHOUT YOUR

24   PRIOR CONSENT. Any wiring instructions sent should be sent in a secured manner.

25   Be especially aware of any request to change any of the original wiring/money transfer information, change in the

26   person you have been working with on the transaction, or a subtle difference in their behavior, speech, or

27   grammar. These are some signs of a potential scam. Wiring instructions for closing attorneys, title companies

28   and lenders rarely if ever change, so any request to change this information should be handled with caution.

29   If you suspect you may be a victim of wire fraud or that you may have received suspicious phone calls, emails,

30   text messages, faxes, social media messages, emails from a fake address, a change in contact person at your bank

31   or mortgage company, or changes to wire transfer or financing institutions:

32   • IMMEDIATELY call your bank and/or mortgage company at the phone number you used in all prior

33   calls.

34   • Then, call your agent at the phone number you used in all prior calls.

35 *Illume Nashville. LLC*	dotloop verified 06/17/19 5:01 PM CDT Y6UM-B6V2-FZRY-6EH2	DocuSigned by: *Jesse Stein* 5/30/2020 | 7:20 AM PDT
36		3ADDF683C5DC2...
37 Buyer or Seller Date		Buyer or Seller Date

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

COMPASS

IMPACT FEES OR ADEQUATE FACILITIES TAXES DISCLOSURE

1   Pursuant to Tenn. Code Ann. § 66-5-211, in transfers involving the first sale of a dwelling, the owner of residential property
2   shall furnish to the purchaser a statement disclosing the amount of any impact fees or adequate facilities taxes paid to any city
3   or county on any parcel of land subject to transfer by sale, exchange, installment land sales contract, or lease with an option to
4   buy.

5   For the purpose of this section, unless the context otherwise requires:

6   (1) "Adequate facilities tax" means any privilege tax that is a development tax, by whatever name, imposed by a county
7   or city, pursuant to any act of general or local application, on engaging in the act of development;

8   (2) "Development" means the construction, building, reconstruction, erection, extension, betterment, or improvement of
9   land providing a building or structure, or the addition to any building or structure or any part of any building or
10   structure, that provides, adds to, or increases the floor area of a residential or nonresidential use; and

11   (3) "Impact fee" means a monetary charge imposed by a county or municipal government pursuant to any act of general
12   or local application, to regulate new development on real property. The amount of impact fees are related to the costs
13   resulting from the new development and the revenues for this fee are earmarked for investment in the area of the new
14   development.

15   For real property located at:
16   920 South Street, Unit 302, Nashville, TN 37203

17   Owner has paid $ALL_____ in adequate facilities taxes and/or impact fees on the property.

18   The party(ies) below have signed and acknowledge receipt of a copy.

19   *Illume Nashville, LLC*   dotloop verified
                                 06/17/19 5:01 PM CDT
                                 QGRA-BR8U-Y079-RA25

20   **OWNER**   **OWNER**

21   _____ at _____ o'clock ☐am/ ☐pm   _____ at _____ o'clock ☐am/ ☐pm
22   **Date**   **Date**

23   The party(ies) below have signed and acknowledge receipt of a copy.

24   DocuSigned by:
     Jesse Stein
25   **BUYER**   **BUYER**
     53ADFF68FC594C2...
26   5/30/2020 | 7:20 AM PDT at _____ o'clock ☐am/ ☐pm   _____ at _____ o'clock ☐am/ ☐pm
27   **Date**   **Date**

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.



COVID-19 RELEASE

1   The COVID-19 Pandemic and all associated federal, state and local directives and guidelines underscore the risks
2   associated for persons viewing properties and the risks for Sellers and Owners by allowing persons to enter property
3   which they own. This Release is subject to any federal, state or local directives and it is the responsibility of the
4   undersigned to be aware of such directives and how such directives may affect the showing of the Property.

5   The undersigned understands that exposure to disease-causing organisms and objects, such as COVID-19, and
6   personal contact with others, including but not limited to real estate licensees, inspectors, appraisers, contractors,
7   owners, occupants and others associated with the sale, lease or purchase of property, involves a certain degree of
8   risk that could result in illness, disability or death. The undersigned acknowledges that it is impossible to screen
9   and/or monitor all such individuals.

10   The undersigned should seek the advice of an attorney on any legal question concerning COVID-19 and associated
11   liability, or any other matters of concern. Real estate licensees are **not** legal experts, and therefore cannot provide
12   advice in this area.

13   **After carefully considering all the potential risks involved, I hereby assume the same and agree to release,**
14   **hold-harmless, indemnify, and defend**   Compass and Compass Development Marketing Group
15   **(Brokerage name) and its licensees, employees, officers, agents, contractors and vendors from and against,**
16   **all claims and liability resulting from exposure to disease-causing organisms and objects, such as COVID-**
17   **19, associated with me either viewing and/or inspecting property occupied by others, or allowing others to**
18   **enter property which I own.**

19   The party(ies) below have signed and acknowledge receipt of a copy.

DocuSigned by:

20   *Jesse Stein*
21   **SELLER/OWNER/BUYER/TENANT**
      53ADFF68FC594C2...

22   5/30/2020 | 7:20 AM PDT   at   o'clock □ am/ □ pm
23   **Date**

DocuSigned by:

20   *Edward Tinsley*
21   **SELLER/OWNER/BUYER/TENANT**
      C2EDC5474D50456...

22   5/30/2020 | 10:15 AM PDT   at   o'clock □ am/ □ pm
23   **Date**

For information regarding the COVID-19 Pandemic and advisements, visit the following websites:
The State of Tennessee: https://www.tn.gov/governor/covid-19.html
The Centers for Disease Control and Prevention (CDC): https://www.cdc.gov/coronavirus/2019-ncov/index.html

NOTE: This form is provided by Tennessee REALTORS to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the Tennessee REALTORS logo in conjunction with any form other than standardized forms created by Tennessee REALTORS is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

COVID-19 AMENDMENT/ADDENDUM

1   In consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which
2   is hereby acknowledged, the parties agree to amend, change, delete, supplement or add terms to the Purchase and Sale
3   Agreement with a (Select one):

4   Binding Agreement Date of _5/30/2020 | 10:25 AM PDT_ OR Offer Date of _____

5   For the purchase and sale of real Property located at:

6   920 South Street, Unit 302, Nashville TN 37203

7   As follows:

8   This COVID-19 AMENDMENT ("Amendment"), between the undersigned Seller and Buyer, is entered into and is effective
9   as of the date and time executed below. Notwithstanding any other provision in the Agreement, if any performance deadline
10   (including, but not limited to, Loan Obligations, Closing Date, Inspection Period or Resolution Period) (herein: "Performance
11   Deadline Periods") in the above referenced Agreement cannot occur as set forth in the Agreement because of a business
12   interruption of a third-party service provider or governmental office that is providing services or information necessary to
13   complete the transaction (including, but not limited to, closing agencies, title underwriters, mortgage lenders, applicable city
14   or county tax assessors' offices, home inspectors and appraisers), and said interruption is directly attributable to the quarantine,
15   closure or other circumstances related to COVID-19 ("COVID-19 Circumstance"), then either Buyer or Seller may notify the
16   other party via the Notification Form or equivalent written notice of the existence of the COVID-19 Circumstance and extend
17   all Performance Deadline Periods by _14_____ days (the "COVID-19 Extension Period.") This Amendment/Addendum shall
18   be incorporated into the Agreement and all other terms and conditions of the Agreement shall remain in full force and effect.

19   The party(ies) below have signed and acknowledge receipt of a copy.

20   _Jesse Stein_
21   **BUYER**   53ADFF68FC594C2...   **BUYER**

22   5/30/2020 | 7:20 AM PDT ___ o'clock ☐ am/ ☐ pm   _____ at _____ o'clock ☐ am/ ☐ pm
23   **Date**   **Date**

24   The party(ies) below have signed and acknowledge receipt of a copy.

25   _____   _____
26   **SELLER**   **SELLER**

27   _____ at _____ o'clock ☐ am/ ☐ pm   _____ at _____ o'clock ☐ am/ ☐ pm
28   **Date**   **Date**

NOTE: This form is provided by TAR to its members for their use in real estate transactions and is to be used as is. By downloading and/or using this form, you agree and covenant not to alter, amend, or edit said form or its contents except as where provided in the blank fields, and agree and acknowledge that any such alteration, amendment or edit of said form is done at your own risk. Use of the TAR logo in conjunction with any form other than standardized forms created by TAR is strictly prohibited. This form is subject to periodic revision and it is the responsibility of the member to use the most recent available form.

George Rowe



THIS INSTRUMENT PREPARED BY:
Sherrard Roe Voigt & Harbison, PLC (KAB)
150 Third Avenue S., Suite 1100
Nashville, TN 37201

Map and Parcel No:
Map 105-2 Parcel 509

DECLARATION OF ILLUME, A CONDOMINIUM

ARTICLE I.
SUBMISSION; DEFINED TERMS

Section 1.1. Submission of Real Estate. Illume Nashville, LLC, a Florida limited liability company (the "Declarant"), owner in fee simple of the real estate described in Section 2.02 hereof located in Davidson County, Tennessee, hereby submits the real estate, together with all easements, rights and appurtenances thereto and the buildings and improvements erected or to be erected thereon (collectively, the "Property") to the provisions of T.C.A. § 66-27-201 through 507, known as the Tennessee Condominium Act of 2008 (the "Act").

Section 1.2. Defined Terms. Each capitalized term not otherwise defined in this Declaration or in the Plats and Plans shall have the meanings specified or used in the Act.

ARTICLE II.
NAMES; DEFINITIONS; DESCRIPTION OF REAL ESTATE; PLAT

Section 2.1. Name; Definitions.

(a) Condominium. The name of the Condominium is Illume, a Condominium.

(b) Association. The name of the Association is Illume Condominium Association, Inc., a Tennessee not-for-profit corporation.

(c) Unit. "Unit" shall mean the separate legal condominium parcels as identified on the Plat and Plans and "Units" shall mean two or more such Units. A Unit may be a residential Unit or a retail Unit ("Retail Unit") as identified on the Plan and Plans.

(d) Owner. "Owner" shall mean the legal owner of each Unit in the Condominium and "Owners" shall mean two or more such legal owners of Units.

(e) Declarant Control Period. "Declarant Control Period" shall have the meaning set forth in Section 3.3 herein.

Section 2.2. Real Estate. The Condominium is located on Hawkins Street in Davidson County, Tennessee. The real estate of the Condominium is described in Exhibit A.

Section 2.3. Plat and Plans. The Plat attached hereto as Exhibit B and the Plans attached hereto as Exhibit C are made a part of this Declaration for the purpose of describing the Condominium and the Units.

DS JS

895737.8 12635-003

1

201911130117091

ARTICLE III.
THE ASSOCIATION

Section 3.1. <u>Authority</u>. The business affairs of the Condominium shall be managed by the Association. The Association shall be governed in accordance with its Charter and Bylaws, as amended from time to time.

Section 3.2. <u>Powers</u>.

(a) The Association shall have all of the powers, authority and duties permitted pursuant to the Act necessary and proper to manage the business and affairs of the Condominium.

(b) The Association may make assessments on the Units and may assign its future income, including its rights to receive Common Expense assessments, to finance Common Expenses.

Section 3.3. <u>Declarant Control Period</u>. The Declarant shall have all the powers reserved in Section 67-27-403(c) of the Act to appoint and remove officers and members of the Board of Directors until the earlier of (i) 240 days after the date by which ninety percent (90%) of the Units have been conveyed to Unit Owners other than the Declarant, or (ii) two (2) years after completion of the project as evidenced by the first conveyance of a Unit to a purchaser (the "Declarant Control Period"). Declarant has the right, at Declarant's discretion, to surrender its powers hereunder to the Association prior to the expiration of the Declarant Control Period.

Section 3.4. <u>Amendment</u>. After the expiration of the Declarant Control Period, this Declaration may be amended by affirmative vote of Owners owning sixty-seven percent (67%) or more of the Units.

ARTICLE IV.
UNITS

Section 4.1. <u>Identification of Units</u>. The identifying number of each Unit is shown on the Plat or Plans or both. The two (2) Retail Units are shown on the Plat or Plans, or both.

Section 4.2. <u>Unit Boundaries</u>. The boundaries of each Unit are located as shown on the Plat and Plans and are more particularly described as follows:

(a) Walls, floors and ceilings are designated as boundaries of a Unit;

(b) Each Unit shall include the windows and doors serving such Unit.

(c) Each Unit shall include any deck, covered porch, balcony, terrace or stairs and entry vestibule attached to and serving such Unit.

(d) Each Unit shall include the heating, hot water and air conditioning apparatus and utility meters exclusively serving the Unit whether or not located within the boundaries of the Unit. The water service for each Unit shall be submetered.

Section 4.3. <u>Alterations of Units</u>. Subject to the approval of the Board of Directors, a Unit (other than a Retail Unit) may be improved or altered as provided in Section 66-27-311 of the Act if the Owner of the Unit and any affected mortgagee shall submit to the Board of Directors such application as shall be reasonably required. Interior alterations, modifications and tenant finish improvements to the Retail Units shall be permitted pursuant to rules and regulations for the Retail Units adopted by the Board of Directors from time to time.

Section 4.4. <u>Relocation of Boundaries Between Adjoining Units</u>. Subject to the approval of the Board of Directors, two (2) adjoining Units may be connected by a door or other access approved by the Board of Directors by an amendment to the Declaration as provided in Section 66-27-312 of the Act if the Owners of those Units and their respective mortgagees submit to the Board of Directors such application as shall reasonably be required. If approved, the Association shall prepare, execute and record an amendment to the Declaration at the expense of the Owners of the affected Units. If Units are connected or combined, the Unit Owner shall retain the right to vote for each Unit and shall pay assessments and charges for each Unit.

Section 4.5. <u>No Subdivision of Units</u>. A Unit may not be subdivided into two or more Units.

Section 4.6. <u>Requirements for Approval</u>. The Board of Directors may condition its approval of any application submitted pursuant to Sections 4.3 and 4.4 hereof upon additional requirements related to preservation of the structural integrity, aesthetics, operating efficiency, and protection of the Condominium and other Unit Owners including, without limitation, minimum Unit size requirements, acceptable architectural and engineering plans, maintenance of liability and workman's compensation insurance during construction, performance and payment bonds, or otherwise, the expense of which shall be borne by the affected Owners of the affected Units.

Section 4.7. <u>Retail Units</u>. The Owners of the Retail Units shall operate retail businesses in accordance with the rules and regulations applicable to the Retail Units adopted by the Board of Directors from time to time, and in accordance with applicable law, and shall be specifically prohibited from use of a Retail Unit for a business which requires extensive parking.

Section 4.8. <u>Payment of Assessments and Charges</u>. Each Unit Owner shall pay to the Association the assessments or other charges of the Association as made from time to time.

ARTICLE V.
LIMITED COMMON ELEMENTS

Section 5.1. <u>Limited Common Elements</u>.

(a)   A "Limited Common Element" means a portion of the Common Elements, designated in this Declaration, or on the Plat, or by the Act, for the exclusive use of one or more but fewer than all of the Units.

(b)   The portions of the buildings described in Sections 67-27-302(2) and 67-27-302(4) of the Act, are designated as Limited Common Elements.

   (c) Any patio and/or balcony attached to and serving a particular Unit is a Limited Common Element appurtenant to such Unit.

   (d) The parking spaces are depicted on the Plat or the Plans, or both. The parking space(s) allocated to a Unit is a Limited Comment Element appurtenant to such Unit. The use of such parking spaces and rights of further assignment shall be pursuant to the rules and regulations applicable to the parking spaces adopted by the Board of Directors from time to time.

ARTICLE VI.
MAINTENANCE, REPAIR AND REPLACEMENT; INSURANCE

   Section 6.1. <u>Maintenance</u>. The Association is responsible for maintenance, repair, and replacement of the Common Elements, and each Unit Owner is responsible for maintenance, repair, and replacement of his or her Unit. In addition, the owner of each Unit shall maintain any part of such Unit that is visible from other Units in accordance with standards established by the Board of Directors. For any Unit not properly maintained in accordance with the standards established by the Board of Directors, the Association shall have the right to enforce the standards, which include, but are not limited to, taking corrective action, obligating the Unit Owner to pay the costs of such corrective action, imposing fines, and exercising any and all legal rights and remedies available to it under law or equity, including the rights set forth in Article XI herein.

   Section 6.2. <u>Expense Allocation</u>. Any Common Expense associated with the maintenance, repair or replacement of a Limited Common Element shall be assessed equally against the Units to which the Limited Common Element is assigned.

   Section 6.3. <u>Reserves</u>. The Association shall establish and maintain an adequate reserve for the replacement of improvements, repair of improvements, or for additional improvements, to the Common Elements and Limited Common Elements that shall be funded from the regular assessments on the Units.

   Section 6.4. <u>Reserve Fund Contribution</u>. Upon every conveyance of each Unit to a person or entity other than the Declarant, the Association shall specifically assess and collect with respect to each such Unit an amount equal to a minimum of two (2) months' assessments for such Unit to be used by the Association as working capital during the initial months of operation of the Condominium that shall be deposited into a separate working capital fund maintained by the Association (the "Working Capital Fund"). The full amount of such Working Capital Fund must be available to the Association upon the expiration of the Period of Declarant Control.

   Section 6.5. <u>Insurance</u>. The Association shall maintain the property and liability insurance required by T.C.A. § 66-27-413, subject to the following additional requirements:

   (a) Such property insurance shall be equal to the full insurable replacement value of the insured property, without deduction for depreciation (i.e., one hundred percent (100%) of current "replacement cost" exclusive of land, foundations, excavation and other items normally excluded from coverages, but including all building service equipment), with a standard extended coverage endorsement, standard all-risk endorsement, an "agreed amount endorsement" or its equivalent, if available, or an "inflation guard endorsement", if available, a construction code endorsements, if applicable and to the extent required by the Federal National Mortgage Association, and steam boiler coverage, if applicable. Notwithstanding the foregoing, in no event shall the aggregate amount of the insurance obtained be less than the amount of the initial principal sum of all Eligible Mortgages in effect from time to time. The insured property shall include all Common and Limited Common Elements, including fixtures and building service equipment and common personal property and supplies belonging to the Association, and the Units. Such insurance shall, if so required by the Federal National Mortgage Association and if and to the extent reasonably available, also cover fixtures, equipment and other personal property inside a Unit if such fixtures, equipment or personal property are financed by a mortgage purchased by the Federal National Mortgage Association.

(b) Such comprehensive liability insurance shall have limits of liability that shall be at least Two Million Dollars ($2,000,000.00) for personal injury or death and One Million Dollars ($1,000,000) for property damage arising out of a single occurrence.

(c) The Association shall maintain Fidelity bonds or insurance coverage against dishonest acts on the part of such persons (including by way of illustration and not limitation, Association members, officers, directors, trustees, managers, agents, employees and volunteers) handling or responsible for funds belonging to or administered by the Association. In the event the Association has delegated some or all of the responsibility for the handling of funds to a management agent, such bonds or insurance coverage shall include officers, employees and agents of such management agent. Such fidelity bond or insurance shall name the Association as the named insured and shall be written in an amount sufficient to cover the maximum funds that will be in the custody of the Association or its managing agent at any time while the bond is in force which is in no event less than one and one-half (1-1/2) times the Association's estimated annual operating expenses, including reserves. In connection with such coverage, an appropriate endorsement to such policy or bond in order to cover any persons who serve without compensation shall be added if the policy would not otherwise cover volunteers. Such fidelity bond or insurance shall also: (i) name the Association as an obligee; (ii) contain waivers by the issuers of the bonds of all defenses based upon the exclusion of persons serving without compensation from the definition of "employees", or similar terms or expressions; and (iii) provide that same may not be cancelled or substantially modified (including cancellation for non-payment of premium) without at least thirty (30) days prior written notice to the Association and all Eligible Mortgagees and the Federal National Mortgage Association, its successors or assigns. A management agent that handles funds for the Association should also obtain its own fidelity bond, which must provide the same coverage required of the Association. The Association should be named as an additional obligee in the management agent's bond.

(d) The Association shall maintain worker's compensation and other mandatory insurance, when applicable, to meet the requirements of the State of Tennessee.

(e) The Association shall maintain flood insurance covering loss or damage to the Common Elements and property of the Association to flood if any of the insured property is located in Flood Zone A or V as defined by the Federal Emergency Management Agency (FEMA). The Association may obtain such insurance through any available governmental programs providing for such coverage

895737.8   12635-003

(f)   The named insured on all insurance policies purchased by the Association shall be the Association, individually, and as agent for the owners of the Units covered by the policy, without naming them, and as agent for their mortgagees without naming them. The unit owners and their mortgagees shall be named as additional insured. All policies of insurance must be consistent with state and local insurance laws and equal such coverage as is commonly required by prudent institutional mortgage investors.

(g)   All policies of insurance shall provide that such policies may not be canceled or substantially modified without at least thirty (30) days' prior written notice to all of the named insureds and all mortgagees of Units.

Section 6.6.   Repair or Replacement after Casualty or Condemnation. Any portion of the Condominium which is damaged or destroyed or condemned, shall be repaired or replaced promptly by the Association except for an occurrence of an event set forth in § 66-27-413 (h)(1) of the Act. Any reconstruction or repair of the Condominium or any Unit located therein shall be substantially in accordance with the Declaration and the original plans and specifications for the Condominium unless modified by the vote of Unit Owner's possessing at least sixty-seven percent (67%) of the total percentage of ownership in the Condominium and mortgagees that represent at least fifty-one percent (51%) of the votes of Units that are subject to mortgages held by Eligible Mortgagees.

Section 6.7.   Trash Pickup and Recycling. The Association shall be responsible for providing trash pickup and recycling services to all Units, the cost of which shall be a Common Expense.

Section 6.8.   Window Treatments. The desire of the Owners is to provide a consistent exterior appearance for window treatments. Each Unit shall be responsible for the cost of providing and maintaining window treatments consistent with the rules and regulations related to window treatments adopted by the Board of Directors from time to time.

Section 6.9.   Fitness Facilities. The Association shall be responsible for operating and maintain the fitness facilities, pool and any other such items, if applicable, the cost of which shall be a Common Expense.

Section 6.10.   Short Term Rentals Services. At the sole discretion of the Association, the Association may elect to provide certain services related to short term rentals such as security, concierge services or administrative services, and the costs related to such services shall be included as a Common Expense.

ARTICLE VII.
DEVELOPMENT RIGHTS AND OTHER SPECIAL DECLARANT RIGHTS

Section 7.1. Development Rights. The Declarant reserves the following Development Rights:

(a)   The right to amend this Declaration, the Plat, and the Plans for the purpose of altering the boundaries between adjoining Units, and changing the allocated percentage of ownership allocated to such Units owned by the Declarant prior to the first conveyance of any such Units to a person other than the Declarant.

(b)   The right to establish one or more exterior audio, television, microwave or other antennae or antennae dish or signal capture and distribution device as a Common Element for the Condominium as set forth in Section 9.1(d) of this Declaration.

Section 7.2. Special Declarant Rights. The Declarant reserves the following Special Declarant Rights:

(a)   The right to complete or make improvements indicated on the Plat and Plans;

(b)   The right to exercise any Development Right;

(c)   The right to maintain sales offices, management offices, signs advertising the condominium, and models in Units or on the Common Elements during the Declarant Control Period;

(d)   The right to use, and to permit others to use, easements through the Common Elements as may be reasonably necessary for the purpose of discharging the Declarant's obligations under the Act and this Declaration or to exercise any Development Right;

(e)   The right to appoint or remove any officer of the Association or any Director during the Declarant Control Period.

(f)   The right to exercise any other rights reserved to the Declarant in this Declaration; and

(g)   The right during the Declarant Control Period to amend this Declaration to comply with the requirements of the Federal National Mortgage Association ("FNMA"), the Federal Housing Authority ("FHA"), The Federal Home Loan Mortgage Corporation ("FHLMC"), the Veteran's Administration ("VA"), or other mortgage lending programs that can afford financing for the purchase of Units.

Section 7.3. Limitations on Special Declarant Rights. Unless sooner terminated by a recorded instrument signed by the Declarant, any Special Declarant Right may be exercised by the Declarant for the lesser of the period of time specified in the Act or this Declaration, as the case may be. If neither the Act nor the Declaration specifies a time within which such right may be exercised, it may be exercised at any time.

ARTICLE VIII.
ALLOCATED INTERESTS

Section 8.1. Allocated Interests. The undivided interest in the Common Elements, the Common Expense liability, votes in the Association, and Limited Common Elements, including parking spaces, are allocated to each Unit are set forth in Exhibit D. No parking spaces shall be allocated to the Retail Units.

Section 8.2. Determination of Allocated Interests. The interests allocated to each Unit have been calculated as follows:

(a) The Common Elements and Common Expense liability are allocated based on the number of square feet in the Unit divided by the number of square feet of all Units in the Condominium except for the Retail Units which shall contribute based on the Common Elements that benefit the Retail Units as described in the budget of the Association as modified from time to time.

(b) Votes are allocated equally to the Units.

ARTICLE IX.
RESTRICTIONS ON USE, SHORT TERM RENTALS, LONG TERM RENTALS, OCCUPANCY AND NUMBER OF UNITS OWNED

Section 9.1. Use and Occupancy Restrictions. Subject to the Special Declarant Rights reserved by the Declarant, the following use restrictions apply to all Units and to the Common Elements:

(a) Residential Use. Other than the Retail Units, no part of the Units or the Common Elements may be used for purposes other than housing and the related common purposes for which the Condominium was designed and as allowed by municipal zoning laws. Each Unit (other than the Retail Units), or any two or more adjoining Units used together with the approval of the Board, shall be used as a residence or such other use permitted by this Declaration, and for no other purpose, except that professional and quasi-professional people may use their residence (not in violation of municipal zoning laws) as an ancillary or secondary facility to an office established elsewhere. The foregoing restrictions as to residence shall not, however, be constructed in such manner as to prohibit the Owner of a Unit from: (i) maintaining a personal professional library; (ii) keeping his or her personal business or professional records or accounts; (iii) handling his or her personal business or professional telephone calls or correspondence. Such uses are expressly declared customarily incident to the principal residential use and not in violation of the foregoing restriction. The Retail Units shall be used for the purposes set forth in Section 4.7.

(b) Improper Activities. No immoral, improper, unlawful or offensive activity shall be carried on in any Unit or upon the Common Elements, nor shall anything be done which may be or become an annoyance or a nuisance to the Owners of Units, to include but is not limited to excessive noise, or any activity which disturbs the use of the property or interferes with its ordinary use. A Unit Owner shall not do or permit anything to be done or keep or permit to be kept in such Unit or on the Common Elements that will increase the rate of insurance on the Condominium. A Unit Owner shall not drill or otherwise pierce the surface of any balcony or otherwise disturb the waterproof surface of the balconies.

(c) Signs. No signs or other advertising devices shall be displayed which are visible from the exterior of any Unit, the Common Elements, or the Limited Common Elements such as balconies or patios, including "For Sale" signs, except in conformity with Rules and Regulations promulgated by the Board of Directors.

(d)   Antennae. No exterior radio, television, microwave, satellite antennae, or other antennae or antennae dish or signal capture of distribution device shall be permitted outside any Unit except as expressly permitted by applicable law. The Declarant or the Association may establish one or more exterior audio, television, microwave or other antennae or antennae dish or signal capture and distribution device as a Common Element for the Condominium.

(e)   Rules and Regulations. In addition to the restrictions set forth in subparagraphs (a)-(d) of this Section 9.1, the use of Units, the Common Elements, and the Limited Common Elements shall be subject to such Rules and Regulations as may be adopted by the Association.

(f)   Safety Inspections. The Association shall have the authority to enter each Unit for the purpose of safety inspections (example: fire sprinkler system inspections) or other similar activities after providing reasonable prior notice to the Unit Owner. Each Unit Owner shall cooperate with the Association by giving reasonable access for such inspections. Should a Unit Owner fail to cooperate by causing undue delay or preventing the Association's access, the Association shall have the right to impose a fine or require the Unit Owner to pay the additional costs incurred by such delay or prevention and the Association shall have all enforcement rights as described in Article XI herein.

Section 9.2. No Time Sharing. A Unit may not be conveyed pursuant to a time-sharing arrangement.

Section 9.3. Short Term Rentals.

(a)   A Unit may be leased or rented on a short term basis subject to the reasonable requirements of the Board of Directors in regard to leases and rental agreements and subject to compliance with applicable laws and regulations. All residential leases must be in writing and shall incorporate the provisions of this Declaration and the bylaws. All leases must comply with applicable laws and regulations related to "short-term" rentals and comply with Rules and Regulations as may be adopted by the Association.

(b)   The Owner of a Unit shall manage any short term rental either (i) by self-management (not through the use of a third party manager) or (ii) by management through TurnKey Vacation Rentals, Inc. ("TurnKey") or such other management company designated by the Association from time to time. The Association has selected a management company because the Association has determined that it is for the benefit of the Association and the Owners of the Units to have consistent and reliable professional management related to the short term rentals. Each Owner of a Unit that elects to use such Unit for short term rental for any period of any month shall pay a fee (the "Resort Fee") for the use of certain services and amenities provided to investor owners per each Unit as established by the Association from time to time in the Rules and Regulations. In the event that the Resort Fee is unpaid beyond the fifteenth (15th) day of each month, then the Unit Owner may be required to pay interest on unpaid amounts of twelve percent (12.0%) per annum plus collections costs, including

895737.8   12635-003

9

reasonable attorneys' fees and to pursue the remedies set forth in Article XI herein. In addition, in the event that the Owner of a Unit elects to manage any short term rental by self-management and such Owner receives three (3) or more notices from the Association of violations of the Rules and Regulations related to short term rentals, then such Owner shall be required to cease self-management of any short term rentals and shall be required to use TurnKey (or its successor if applicable) for the management of any future short term rentals.

(c) The Owner of each Unit shall provide to the Association on an annual basis evidence that such Owner has comprehensive liability insurance with policy limits not less than the greater of (i) limits of liability of at least One Million Dollars ($1,000,000.00) for personal injury or death and for property damage arising out of a single occurrence or (ii) limits of liability for comprehensive liability insurance as required by applicable laws or regulations including Metro Nashville.

(d) The Association does not make any representation about whether short term rentals are legally permitted now or will be legally permitted in the future. Each Unit Owner is relying on its own due diligence in determining its legal rights related to short term rentals and the Association will not be responsible for any liability related to an Owner's use of a Unit for short term rental.

(e) Without limiting any other provision herein, failure of the Owner of a Unit to comply with the terms and provisions of this Section 9.3 shall result in the Association having the right to pursue any remedy set forth herein or available at law or in equity including the rights to seek a lien against such Unit and/or to seek an injunction.

Section 9.4. Long Term Rentals. A Unit may be leased or rented on a long term basis subject to the reasonable requirements of the Board of Directors in regard to leases and rental agreements and subject to compliance with applicable laws and regulations. All residential leases must be in writing and shall incorporate the provisions of this Declaration and the bylaws. All leases must comply with applicable laws and regulations and comply with Rules and Regulations as may be adopted by the Association. Each Owner of a Unit that elects to use such Unit for long term rental shall pay the Resort Fee. In the event that the Resort Fee is unpaid beyond the fifteenth (15th) day of each month, then the Unit Owner may be required to pay interest on unpaid amounts of twelve percent (12.0%) per annum plus collections costs, including reasonable attorneys' fees and to pursue the remedies set forth in Article XI herein.

Section 9.5. Pets. Pets may be allowed, subject to the rules and regulations related to pets adopted by the Board of Directors from time to time.

Section 9.6. Guests. The Unit Owner is responsible for any damage, violation, or breach created by any guest or invitee of such Unit Owner, whether a guest or short-term or long-term renter, including but not limited to the cost of any corrective action taken by the Association and the Association shall have all enforcement rights as set forth in Article XI herein.

Section 9.7. Limitation on Number of Units Owned. No Owner, including entities or persons controlled by such Owner, shall be permitted to own more than seven (7) Units at any

895737.8 12635-003

one time. Using affiliated persons or entities to circumvent this prohibition shall be deemed a violation hereof.

ARTICLE X.
EASEMENTS AND LICENSES

Section 10.1. Recording Data. All easements and licenses to which the Condominium is presently subject are shown on the Plat. In addition, the Condominium may be subject to other easements or licenses granted by the Declarant pursuant to Section 7.1 or 7.2 in this Declaration.

ARTICLE XI.
ASSESSMENT LIENS

Section 11.1. Lien; Late Fee; Interest on Assessments. Charges and assessments of the Association, together with interest, costs, and reasonable attorney's fees as hereinafter provided, shall be a charge on each Unit and shall be a continuing lien upon the Unit against which each such charge or assessment is made from the date when due until the same is paid in full or otherwise discharged. A one-time late fee of fifteen percent (15%) may be imposed by the Association for any charge to a Unit Owner that is unpaid as of the fifteenth (15th) day of the month in which it is due. Additionally, the Unit Owner may be required to pay interest on unpaid amounts of twelve percent (12.0%) per annum plus collections costs, including reasonable attorneys' fees.

Section 11.2. Power of Sale. The Association's lien for assessments may be enforced in like manner as a deed of trust with power of sale in accordance with T.C.A. §35-5-101, et. seq., provided that the Association shall give notice to the Unit Owner and to all lienholders of record prior to the first publication of notice as required under such section and T.C.A. §66-27-415. Subject to compliance with such requirements, the Association may sell the Unit at public auction for cash, and in bar of the statutory right and any equity of redemption, homestead, dower and all other rights and exemptions of every kind, all of which are hereby waived; and the Association shall apply the proceeds from such sale – First, to the payment of all costs and expenses of such sale, including attorneys' and trustees' fees and expenses incurred in connection with the sale and Owner's default; Second, to the payment of the assessment and interest thereon; Third, the surplus, if any, to the parties legally entitled thereto.

Section 11.3. Personal Liability. Each Owner of a Unit (whether one or more persons and including all of the members of a limited liability company, partners of a partnership, and shareholders of any corporation) shall be and remain personally liable for the payment of all assessments which may be levied against such Unit by the Association in accordance with this Declaration and any applicable late charge and accrued interest thereon owed.

ARTICLE XII.
RIGHTS OF MORTGAGEES

Section 12.1. Definitions.

(a) "Mortgage" shall refer to any mortgage, deed to secure debt, deed of trust, or other transfer or conveyance of a Unit for the purpose of securing the performance of an obligation including, but not limited to, a transfer or conveyance of fee title for such purpose that has been duly recorded in the Register of Deeds Office for Davidson County, Tennessee.

(b) "Mortgagee" or "Mortgage Holder" shall mean the holder of any Mortgage.

Section 12.2. <u>Rights of Mortgage Holders and Other Parties</u>. The following provisions are intended for the benefit of each Mortgage Holder, and to the extent that any other provisions of this Declaration conflict with the following provisions, the following provisions shall control:

(a) <u>Consent of Mortgagees Required for Certain Material Changes</u>. In addition to any other provisions of this Declaration that set forth particular requirements for amendment of this Declaration, the consent of Mortgagees that represent at least fifty-one percent (51%) of the votes of Units that are subject to Mortgages held by Mortgagees shall be required for any amendment to this Declaration which establish, provide for, govern or regulate any of the following changes that do not involve the exercise of Development Rights or Special Declarant Rights expressly reserved under Article VII hereof :

(i) Reallocation of interests in the Common Elements or Limited Common Elements, or rights to their use;

(ii) Redefinition of any Unit boundaries;

(iii) Convertibility of Units into Common Elements or vice versa;

(iv) Any provisions that expressly benefit mortgage holders, insurers or guarantors;

(v) Voting rights;

(vi) Increases in assessments that raise the assessed amount for the prior year by more than 25%, assessment liens, or the priority of assessments;

(vii) Reduction in reserves for maintenance, repair and replacement of Common Elements;

(viii) Insurance or fidelity bonds;

(ix) Responsibility for maintenance and repair of the Condominium.

(x) Imposition of any restriction on the transfer of a Unit;

(xi) Restoration or repair of the Condominium (after damage or partial condemnation) in a manner other than that specified in the Declaration; and

(xii) Termination of the legal status of the Condominium after substantial destruction or condemnation.

Notwithstanding the foregoing, the Condominium Project may not be terminated except with the written approval of Mortgagees that represent at least sixty-seven percent (67%) of the votes of Units that are subject to Mortgages.

(b)   Notice to Mortgagees. Upon written request by a Mortgagee to the Association by a Mortgagee holding a Mortgage on a Unit, the Association shall provide such Mortgagee with information related to the occurrence of (i) material damage to or destruction of the Unit; (ii) a condemnation proceeding affecting the Unit; or (iii) any delinquency of sixty (60) days or more in the payment of Assessments or other charges owed by the Owner of the Unit.

(c)   First Mortgagee's Rights Confirmed. Notwithstanding any provision of this Declaration or the Bylaws to the contrary, first Mortgagees shall have the following additional rights:

(i)   The distribution to a Unit Owner of insurance proceeds of any condemnation award for losses to or a taking of a Unit or Common Elements shall at all times be subject to the terms of the first Mortgage Holder's Mortgage, and no provision hereof shall be deemed to give a Unit Owner or any other party priority over any rights of the first Mortgagees of Units pursuant to their Mortgages in respect to the distribution of such awards or proceeds.

(ii)   Any first Mortgagee who obtains title to a Unit through foreclosure or pursuant to the remedies under its first on such Unit shall not be liable for any Assessments other than six (6) months (or less) of the Unit's unpaid general Assessments, together with the costs of collecting such unpaid general Assessments as is permitted hereunder.

(iii)   The right to examine current copies of this Declaration, the By-Laws, the Charter, rules and regulations and the books, records and financial statements of the Association during normal business hours.

(iv)   The right to receive, without any charge and within a reasonable time after such request, the annual financial statement which is prepared and distributed by the Association to the Unit Owners at the end of its fiscal year, and if expressly requested by any of the agencies or corporations which has an interest or prospective interest in the Condominium (HUD, FNMA, FHLMC, or VA) an audited financial statement for the immediately preceding fiscal year.

(d)   Deemed Approval by Mortgagees. Any Mortgagee who receives a written proposal to approve amendments or other actions requiring the consent of Mortgagees and fails to deliver or mail to the requesting party a negative response within sixty (60) days following receipt of notice of such proposal shall be deemed to have approved such request, provided that the notice was delivered by certified or registered mail, "return receipt requested."

(e)   No Impairment of Mortgagees' Rights. Notwithstanding anything to the contrary herein contained, the provisions of Section 9.2(b) governing leases of Units shall not apply to impair the right of any Mortgagee to:

(i)   foreclose or take title to a Unit pursuant to remedies contained in its Mortgage; or

895737.8   12635-003

     (ii) take a deed or assignment in lieu of foreclosure in the event of default by a mortgagor; or

     (iii) sell, lease, or otherwise dispose of a Unit acquired by the Mortgagee.

  Section 12.3. <u>Notice to Association</u>. Upon request, each Unit Owner shall be obligated to furnish to the Association the name and address of any Mortgagee encumbering such Owner's Unit.


ARTICLE XIII.
LIABILITY AND ENFORCEMENT ACTIONS


  The Association or any Unit Owner shall have the right to prosecute any proceedings at law or in equity against any person or persons violating any of the provisions of this Declaration, the bylaws, or any rules and regulations of the Association, and to obtain relief by way of injunction, money damages, or both. No delay or omission on the part of the Association or a Unit Owner in exercising any right, power or remedy herein provided in the event of any breach of the foregoing covenants shall be construed as a waiver thereof or acquiescence therein. In the event any provision of the foregoing covenants shall be held invalid by judgment or court order, it shall not be deemed to affect any of the other covenants contained herein, which shall continue and remain in full force and effect. In the event that any of the foregoing covenants shall be declared void by a court of competent jurisdiction by reason of the period of time herein stated for which the same shall be effective, then the term of such covenant shall be reduced to the maximum period of time allowed by the laws of the State of Tennessee. Should the Association or an aggrieved Co-owner employ counsel to enforce any of the foregoing covenants, the Association or such Co-owner, as the case may be, shall be entitled to recover from the breaching Co-owner the attorney's fees and expenses incurred in such action, provided the Association or such Co-owner ultimately prevails in such action.

  SIGNATURE ON FOLLOWING PAGE.

895737.8 12635-003

IN WITNESS WHEREOF, the Declarant has caused this Declaration to be executed by a general partner and duly authorized agent this ___12___ day of November, 2019.

ILLUME NASHVILLE, LLC,
a Florida limited liability company

By: _____

Title:___ **Manager** _____

STATE OF **Michigan** ____)
COUNTY OF **Washtenaw**)

Before me, the undersigned, a Notary Public in and for the County and State aforesaid, personally appeared __**John Bogdasarian**___, with whom I am personally acquainted (or proved to me on the basis of satisfactory evidence), and who, upon oath, acknowledged himself/herself to be the ___**Manager**_____ of Illume Nashville, LLC, the within named bargainor, a Florida limited liability company, and that he/she as such ___**Manager**_____, being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the company by himself/herself as its ____**Manager**_____.

Witness my hand and seal at office in **State of Michigan**, **Washtenaw County** this __12___ day of November, 2019.

_____
Notary Public

My Commission Expires: ___**11-20-2020**___

RACHEL MEADOWS
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires 11-20-2020
Acting in the County of _Washtenaw_

15

EXHIBIT A

DESCRIPTION OF LAND

Land in Davidson County, Tennessee, being Lot 8, as shown on the map entitled Revision 1, Lot 8 of Edgehill Estates Section 117, of record in Instrument No. 20181105-0109351, Register's Office for Davidson County, Tennessee, to which plan reference is hereby made for a more complete and accurate property description.

Being the same property conveyed to ILLUME NASHVILLE, LLC, a Florida limited liability company, by deed from WILLCAM PROPERTIES, LLC, a Tennessee limited liability company, of record in Instrument No. 20180702-0063941, dated June 29, 2018, said Register's Office.

895737.8   12635-003

EXHIBIT B

Plat of Illume, a Condominium


920 SOUTH STREET, #1
OFFICE SPACE BELOW FACING HAWKINS STREET
HAWKINS STREET
N07°46'00"E 200.00
SOUTH STREET
BASEMENT/ FLOOR 0
PLAT EXHIBIT FOR:
ILLUME
909 HAWKINS STREET
NASHVILLE, DAVIDSON,TN 37204
FULMER ENGINEERING
2002 RICHARD JONES RD - SUITE C304
NASHVILLE, TENNESSEE 37215
INFO@FULMERENG.COM - (615) 345-3770
1141-01_PLAT EXHIBIT



895737.8   12635-003

201911130117091



HAWKINS STREET

SOUTH STREET

PLAT EXHIBIT FOR:
ILLUME
909 HAWKINS STREET
NASHVILLE, DAVIDSON,TN 37204

FLOOR 2

FULMER
ENGINEERING

2002 RICHARD JONES RD - SUITE C304
NASHVILLE, TENNESSEE 37215
INFO@FULMERENG.COM - (615) 345-3770

1141-01_PLAT EXHIBIT


HAWKINS STREET
SOUTH STREET
N07°46'00"E 200.00
322
320
318
316
315
314
313
312
311
310
308
309
323
321
319
302
303
301
304
305
306
307
FLOOR 3
PLAT EXHIBIT FOR:
ILLUME
909 HAWKINS STREET
NASHVILLE, DAVIDSON,TN 37204
FULMER
ENGINEERING
2002 RICHARD JONES RD - SUITE C304
NASHVILLE, TENNESSEE 37215
INFO@FULMERENG.COM - (615) 345-3770
1141-01_PLAT EXHIBIT

895737.8 12635-003

B - 4

201911130117091



FLOOR 4

PLAT EXHIBIT FOR:
ILLUME
909 HAWKINS STREET
NASHVILLE, DAVIDSON, TN 37204

FULMER
ENGINEERING
2002 RICHARD JONES RD · SUITE C304
NASHVILLE, TENNESSEE 37215
INFO@FULMERENG.COM · (615) 345-3770

1141-01_PLAT EXHIBIT

895737.8   12635-003

B - 5

EXHIBIT C

Plans of Illume, a Condominium





A1.03	Level 1 Overall Plan	ISSUES + REVISIONS	PROJECT	CONSULTANT	STAMP	THE BRADLEY PROJECTS
	DATE 09/12/2018		I L U M E			
	PHASE Construction Documents Set					
	SCALE 1/8" = 1'-0"					

895737.8   12635-003

C - 2



A1.04	Level 2 Overall Plan	ISSUES + REVISIONS	PROJECT	CONSULTANT	STAMP	THE BRADLEY PROJECTS
	DATE 09/12/2018		I L U M E			
	PHASE Construction Documents Set					
	SCALE 1/8" = 1'-0"					

895737.8   12635-003



A1.05	Level 3 Overall Plan	ISSUE + REVISIONS	PROJECT	CONSULTANT	STAMP	THE BRADLEY PROJECTS
	DATE 09/12/2018					
	PHASE Construction Documents Set		I L U M E			
	SCALE 1/8" = 1'-0"					

895737.8   12635-003

C - 4



A1.06	Level 4 Overall Plan	ISSUES + REVISIONS	PROJECT	CONSULTANT	STAMP	THE BRADLEY PROJECTS
	DATE 09/12/2018		I L U M E			
	PHASE Construction Documents Set					
	SCALE 1/8" = 1'-0"					

895737.8   12635-003

C - 5



	Level 5 Overall Plan	ISSUES + REVISIONS	PROJECT	CONSULTANT	STAMP	
A1.07	DATE 09/12/2018		ILLUME			THE BRADLEY PROJECTS
	PHASE Construction Documents Set					
	SCALE 1/8" = 1'-0"					

895737.8   12635-003

C - 6



A1.08	Roof Plan	ISSUES + REVISIONS	PROJECT	CONSULTANT	STAMP
	DATE 09/12/2018		ILLUME		
	PHASE Construction Documents Set				
	SCALE 1/8" = 1'-0"				

THE BRADLEY PROJECTS

895737.8 12635-003

C - 7

201911130117091

EXHIBIT D

UNIT PERCENTAGE OWNERSHIP

	UNIT	Address	SQFT	ALLOCATION
1	101	920 South St., Nashville, TN 37203	1,081	1.57%
2	102	920 South St., Nashville, TN 37203	772	1.12%
3	103	920 South St., Nashville, TN 37203	1,118	1.63%
4	104	920 South St., Nashville, TN 37203	715	1.04%
5	108	920 South St., Nashville, TN 37203	756	1.10%
6	109	920 South St., Nashville, TN 37203	789	1.15%
7	110	920 South St., Nashville, TN 37203	715	1.04%
8	111	920 South St., Nashville, TN 37203	715	1.04%
9	112	920 South St., Nashville, TN 37203	724	1.05%
10	113	920 South St., Nashville, TN 37203	724	1.05%
11	114	920 South St., Nashville, TN 37203	1,171	1.70%
12	115	920 South St., Nashville, TN 37203	735	1.07%
13	116	920 South St., Nashville, TN 37203	1,205	1.75%
14	117	920 South St., Nashville, TN 37203	724	1.05%
15	118	920 South St., Nashville, TN 37203	724	1.05%
16	119	920 South St., Nashville, TN 37203	715	1.04%
17	120	920 South St., Nashville, TN 37203	1,118	1.63%
18	121	920 South St., Nashville, TN 37203	708	1.03%
19	122	920 South St., Nashville, TN 37203	772	1.12%
20	123	920 South St., Nashville, TN 37203	792	1.15%
21	201	920 South St., Nashville, TN 37203	1,081	1.57%
22	202	920 South St., Nashville, TN 37203	772	1.12%
23	203	920 South St., Nashville, TN 37203	1,118	1.63%
24	204	920 South St., Nashville, TN 37203	714	1.04%
25	205	920 South St., Nashville, TN 37203	724	1.05%
26	206	920 South St., Nashville, TN 37203	1,118	1.63%
27	207	920 South St., Nashville, TN 37203	1,153	1.68%
28	208	920 South St., Nashville, TN 37203	756	1.10%
29	209	920 South St., Nashville, TN 37203	789	1.15%
30	210	920 South St., Nashville, TN 37203	715	1.04%
31	211	920 South St., Nashville, TN 37203	715	1.04%
32	212	920 South St., Nashville, TN 37203	724	1.05%
33	213	920 South St., Nashville, TN 37203	724	1.05%
34	214	920 South St., Nashville, TN 37203	1,171	1.70%
35	215	920 South St., Nashville, TN 37203	735	1.07%

	UNIT	Address	SQFT	ALLOCATION
36	216	920 South St., Nashville, TN 37203	1,205	1.75%
37	217	920 South St., Nashville, TN 37203	724	1.05%
38	218	920 South St., Nashville, TN 37203	724	1.05%
39	219	920 South St., Nashville, TN 37203	715	1.04%
40	220	920 South St., Nashville, TN 37203	1,118	1.63%
41	221	920 South St., Nashville, TN 37203	708	1.03%
42	222	920 South St., Nashville, TN 37203	772	1.12%
43	223	920 South St., Nashville, TN 37203	792	1.15%
44	301	920 South St., Nashville, TN 37203	1,081	1.57%
45	302	920 South St., Nashville, TN 37203	772	1.12%
46	303	920 South St., Nashville, TN 37203	1,118	1.63%
47	304	920 South St., Nashville, TN 37203	714	1.04%
48	305	920 South St., Nashville, TN 37203	724	1.05%
49	306	920 South St., Nashville, TN 37203	1,118	1.63%
50	307	920 South St., Nashville, TN 37203	1,153	1.68%
51	308	920 South St., Nashville, TN 37203	756	1.10%
52	309	920 South St., Nashville, TN 37203	789	1.15%
53	310	920 South St., Nashville, TN 37203	715	1.04%
54	311	920 South St., Nashville, TN 37203	715	1.04%
55	312	920 South St., Nashville, TN 37203	724	1.05%
56	313	920 South St., Nashville, TN 37203	724	1.05%
57	314	920 South St., Nashville, TN 37203	1,171	1.70%
58	315	920 South St., Nashville, TN 37203	735	1.07%
59	316	920 South St., Nashville, TN 37203	1,226	1.78%
60	318	920 South St., Nashville, TN 37203	1,226	1.78%
61	319	920 South St., Nashville, TN 37203	715	1.04%
62	320	920 South St., Nashville, TN 37203	840	1.22%
63	321	920 South St., Nashville, TN 37203	708	1.03%
64	322	920 South St., Nashville, TN 37203	925	1.35%
65	323	920 South St., Nashville, TN 37203	792	1.15%
66	401	920 South St., Nashville, TN 37203	730	1.06%
67	402	920 South St., Nashville, TN 37203	772	1.12%
68	403	920 South St., Nashville, TN 37203	1,118	1.63%
69	404	920 South St., Nashville, TN 37203	730	1.06%
70	405	920 South St., Nashville, TN 37203	840	1.22%
71	406	920 South St., Nashville, TN 37203	892	1.30%
72	407	920 South St., Nashville, TN 37203	868	1.26%
73	408	920 South St., Nashville, TN 37203	756	1.10%
74	409	920 South St., Nashville, TN 37203	789	1.15%
75	410	920 South St., Nashville, TN 37203	715	1.04%

	UNIT	Address	SQFT	ALLOCATION
76	411	920 South St., Nashville, TN 37203	715	1.04%
77	412	920 South St., Nashville, TN 37203	724	1.05%
78	1	920 South St., Nashville, TN 37203	600	0.87%
79	N/A	918 South St., Nashville, TN 37203	1,250	1.82%
80	N/A	914 South St., Nashville, TN 37203	1,250	1.82%
			68,730	**100%**

CERTIFICATE OF AUTHENTICITY

I, Kitty W. Martin, do hereby make oath that I am the custodian of the electronic version of the attached document tendered for registration herewith and that this is a true and correct copy of the original document executed and authenticated according to law.

Kitty W. Martin

STATE OF TENNESSEE)
COUNTY OF DAVIDSON)

Before me, the undersigned, a Notary Public in and for the County and State aforesaid, personally appeared Kitty W. Martin, with whom I am personally acquainted (or proved to me on the basis of satisfactory evidence), and who acknowledges this certification of an electronic document is true and correct.

WITNESS my hand and seal at office in Nashville, Tennessee, this 13th day of November, 2019.



Notary Public

My Commission Expires: January 3, 2023

KIMBERLY ALEXANDER STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY My Commission Expires January 3, 2023

907033.1 13109-001

201911130117091



Tre Hargett
Secretary of State

Division of Business Services
Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

September 6, 2019

Illume Condominium Association, Inc.
ILLUME CONDOMINIUM ASSOCIATION, INC.
154 FRANKLIN RD
BRENTWOOD, TN 37027-4637

Filing Acknowledgment

Please review the filing information below and notify our office immediately of any discrepancies.

SOS Control # :	**001049914**	Formation Locale:	TENNESSEE
Filing Type:	Nonprofit Corporation - Domestic	Date Formed:	09/06/2019
Filing Date:	09/06/2019 1:30 PM	Fiscal Year Close:	12
Status:	Active	Annual Report Due:	04/01/2020
Duration Term:	Perpetual	Image # :	B0756-8330
Public/Mutual Benefit:	Mutual		
Business County:	WILLIAMSON COUNTY		

Document Receipt

Receipt # : 005005770	Filing Fee:	$100.00
Payment-Credit Card - State Payment Center - CC #: 3765122328		$100.00

Registered Agent Address:
MARK CARVER
150 3RD AVE S # 1100
NASHVILLE, TN 37201-2011

Principal Address:
ILLUME CONDOMINIUM ASSOCIATION, IN
154 FRANKLIN RD
BRENTWOOD, TN 37027-4637

Congratulations on the successful filing of your **Charter** for **Illume Condominium Association, Inc.** in the State of Tennessee which is effective on the date shown above. You must also file this document in the office of the Register of Deeds in the county where the entity has its principal office if such principal office is in Tennessee. Please visit the Tennessee Department of Revenue website (www.tn.gov/revenue) to determine your online tax registration requirements. If you need to obtain a Certificate of Existence for this entity, you can request, pay for, and receive it from our website.

You must file an Annual Report with this office on or before the Annual Report Due Date noted above and maintain a Registered Office and Registered Agent. Failure to do so will subject the business to Administrative Dissolution/Revocation.

Tre Hargett
Secretary of State







001049914

CHARTER
NONPROFIT CORPORATION

SS-4418



Tre Hargett
Secretary of State

Division of Business Services
Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

Filing Fee: $100.00

For Office Use Only

-FILED-

Control # 001049914

The undersigned, acting as incorporator(s) of a nonprofit corporation under the provisions of the Tennessee Nonprofit Corporation Act, adopt the following Articles of Incorporation.

1. The name of the corporation is: Illume Condominium Association, Inc.

2. Name Consent: (Written Consent for Use of Indistinguishable Name)
☐ This entity name already exists in Tennessee and has received name consent from the existing entity.

3. This company has the additional designation of: None

4. The name and complete address of its initial registered agent and office located in the State of Tennessee is:
MARK CARVER
150 3RD AVE S # 1100
NASHVILLE, TN 37201-2011
DAVIDSON COUNTY

5. Fiscal Year Close Month: December   **Period of Duration:** Perpetual

6. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date and time is:
(none)   (Not to exceed 90 days)

7. The corporation is not for profit.

8. Please complete all of the following sentences by checking one of the two boxes in each sentence:
This corporation is a ☐ public benefit corporation / ☑ mutual benefit corporation.
This corporation is a ☐ religious corporation / ☑ not a religious corporation.
This corporation will ☑ have members / ☐ not have members.

9. The complete address of its principal office is:
ILLUME CONDOMINIUM ASSOCIATION, INC.
154 FRANKLIN RD
BRENTWOOD, TN 37027-4637
WILLIAMSON COUNTY

(Note: Pursuant to T.C.A. §10-7-503 all information on this form is public record.)



CHARTER
NONPROFIT CORPORATION

SS-4418



Division of Business Services
Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102
(615) 741-2286

Filing Fee: $100.00

For Office Use Only
-FILED-
Control # 001049914

Tre Hargett
Secretary of State

The name of the corporation is: Illume Condominium Association, Inc.

10. The complete mailing address of the entity (if different from the principal office) is:

ILLUME CONDOMINIUM ASSOCIATION, INC.
154 FRANKLIN RD
BRENTWOOD, TN 37027-4637

11. List the name and complete address of each incorporator:

Title	Name	Business Address	City, State, Zip
Incorporator	Mark Carver	150 3RD AVENUE SOUTH 1100	NASHVILLE, TN 37201

12. School Organization: (required if the additional designation of "School Organization - Exempt" is entered in section 3.)

☐ I certify that pursuant to T.C.A. §49-2-611, this nonprofit corporation is exempt from the $100 filing fee required by T.C.A. §48-51-303(a)(1).

☐ This nonprofit corporation is a "school support organization" as defined in T.C.A. §49-2-603(4)(A).

☐ This nonprofit corporation is an educational institution as defined in T.C.A. §48-101-502(b).

13. Insert here the provisions regarding the distribution of assets upon dissolution:

In the event of dissolution of the Corporation, the residual assets of the Corporation (after all creditors of the Corporation have been paid), shall be distributed to the members prorated in accordance with their respective membership interests.

14. Other Provisions:

(Note: Pursuant to T.C.A. §10-7-503 all information on this form is public record.)

Electronic	Incorporator
Signature	Title/Signer's Capacity
Mark Carver	Sep 6, 2019 1:30PM
Printed Name	Date

ARTICLES OF INCORPORATION
OF ILLUME CONDOMINIUM ASSOCIATION, INC.

In compliance with the requirements of the Tennessee Nonprofit Corporation Act (the "Act"), the undersigned, having the capacity to contract and acting as the incorporator of a non-profit property owners association under the Act, adopts the following Charter for such association:

ARTICLE I
NAME

The name of the corporation is Illume Condominium Association, Inc., hereunder called the "Association".

ARTICLE II
MUTUAL BENEFIT CORPORATION

The Association is a mutual benefit corporation.

ARTICLE III
INITIAL REGISTERED OFFICE

The street address, county, and zip code of the Association's initial registered office is: 150 3rd Avenue South, Suite 1100, Nashville, TN 37201. The name of the initial registered agent of the Association is Mark Carver, who may be located at the registered office.

ARTICLE IV
INCORPORATOR

The name, address, and zip code of incorporator is: C. Mark Carver, Sherrard Roe Voigt & Harbison, PLC, 150 3rd Avenue South, Suite 1100, Nashville, TN 37201.

ARTICLE V
PRINCIPAL OFFICE

The street address and zip code of the principal office of the Association is: Illume Condominium Association, Inc., c/o 154 Franklin Road, Brentwood, TN 37027, as may be relocated from time to time.

ARTICLE VI
NON-PROFIT CORPORATION

The Association is non-profit.

ARTICLE VII
PURPOSE AND POWERS

This Association does not contemplate pecuniary gain or profit to the members thereof. The purpose for which the Association is organized is to maintain the common facilities of the Illume, a Condominium development on Hawkins Street in Davidson County, Tennessee and perform all duties and functions of the Illume Condominium Association, as described in the Declaration of Illume, a

910405.2   12635-003

Condominium recorded in the Register's Office for Davidson County, Tennessee, hereinafter called the "Declaration" and any additions and amendments thereto as may hereafter be brought within the jurisdiction of the Association, and for this purpose to:

Exercise all of the powers, rights, and privileges and to perform all of the duties and obligations of the Association as set forth in the Declaration, as the same may be amended from time to time as therein provided.

Fix, levy, collect, and enforce payment by any lawful means, all charges or Assessments pursuant to the terms of the Declaration; to pay all expenses in connection therewith and all office and other expenses incident to the conduct of the business of the Association, including all licenses, taxes, or governmental charges levied or imposed against the property of the Association.

Acquire (by gift, purchase, or otherwise), own, hold, improve, build upon, operate, maintain, convey, sell, lease, transfer, dedicate for public use, or otherwise dispose of real or personal property in connection with the affairs of the Association.

Borrow money, mortgage, pledge, deed in trust, or hypothecate any or all of its real or personal property as security for money borrowed or debts incurred.

Have and to exercise any and all powers, rights, and privileges which a corporation organized under the Act by law may now or hereafter have or exercise.

Except for those amendments which the Tennessee Non-Profit Corporation Act expressly permits to be made by the Directors of the Association, any amendment to these Articles of Incorporation of the Association to be adopted must be approved by the affirmative Vote of not less than fifty percent (50%) of the Voting interest members present at a duly called meeting of the Association or the affirmative written consent of such percentage of the members at which a quorum is present unless a higher percentage vote is required elsewhere in the Declaration or the Act.

ARTICLE VIII
MEMBERSHIP

The Association will have members. Every person or entity who is a record owner of a fee or undivided fee interest in any Unit, which is subject to Assessment by the Association, shall be a member of the Association. The foregoing is not intended to include persons or entities who hold an interest merely as security for the performance of any obligation. Membership shall be appurtenant to and may not be separated from ownership of any Unit, which is subject to Assessment by the Association.

ARTICLE IX
BOARD OF DIRECTORS

The affairs of this Association shall be managed by a Board of Directors. The number of directors and the method of electing the same shall be provided in the By-Laws of the Association.

As provided in Tennessee Code Annotated Section 48-58-501 et seq., all directors and officers of the Association shall be immune from suit and no present or former director or officer of the Association shall have any personal liability to the Association or its members for monetary damages arising from the conduct of the affairs of the Association, except when such conduct amounts to willful, wanton, or gross negligence. The Association shall indemnify all current and former directors and officers of the Association to the maximum extent allowed by law, including, without limitation, advancing expenses pursuant to

910405.2   12635-003

Tennessee Code Annotated Section 48-58-504, for any and all claims brought against such persons in connection with their actions or inactions in their official capacity as directors and officers of the Association.

ARTICLE X
DISSOLUTION

The Association may be dissolved with the assent given in writing and signed by not less than sixty-seven percent (67%) of all the members of the Association. Upon dissolution of the Association, other than incident to a merger or consolidation, the assets of the Association shall be distributed to the Members.

IN WITNESS WHEREOF, for the purpose of forming this Association under the laws of the State of Tennessee, the undersigned, constituting the incorporator of this Corporation, has executed these Articles of Incorporation this the _6th_ day of September, 2019.

ILLUME CONDOMINIUM ASSOCIATION, INC.

By:

C. Mark Carver, Incorporator

910405.2   12635-003

3

BYLAWS

OF

ILLUME CONDOMINIUM ASSOCIATION, INC.

895727.3   12635-003

TABLE OF CONTENTS

ARTICLE 1.: DEFINITIONS

The words defined in the Declaration for Illume, a Condominium, recorded in Instrument No. 20191113--0117091, Register's Office for Davidson County, Tennessee (hereinafter referred to as the "Declaration"), shall have the same meaning in these Corporate Bylaws.

ARTICLE 2.: OFFICES

2.1 Registered Office. The registered office of the corporation shall be at 918 South St., Nashville, TN 37203, and the name of the registered agent of the corporation is Mark Carver.

2.2 Other Offices. The corporation may also have offices at such other places both within and without the State of Tennessee as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 3.: MEMBERS AND MEMBERSHIP PRIVILEGES

3.1 Membership. Each Unit Owner shall be a Member of the corporation and no other person or entity shall be entitled to membership. No Member shall be required to pay any consideration whatsoever solely for his membership in the corporation.

ARTICLE 4.: MEETINGS OF MEMBERS

4.1 Place of Meetings. Meetings of the Members of the corporation may be held at a place to be determined by the Board of Directors within Davidson County, Tennessee.

4.2 Annual Meeting. After the termination of the Declarant Control Period (specified in the Declaration), and unless otherwise specified in a written notice from the Board of Directors, an annual meeting of the Members of the corporation shall be held each year, on a date and at a time determined by the Board. at which time the Members shall elect a Board of Directors, and shall transact such other business as may properly be brought before the meeting.

4.3 Special Meeting. After the Declarant Control Period, special meetings of the Members, for any purpose or purposes, may be called by the president, the Board of Directors, or by Members having not less than thirty-three and one third (33.333%) percent of the total votes entitled to be cast at such meeting. Business transacted at all special meetings shall be confined to the subjects stated in the notice of such meeting.

4.4 Notice. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting, to each Member of the corporation entitled to vote at such meeting.

4.5 Quorum. The presence in person or by proxy of more than twenty (20%) percent of the votes entitled to be cast at a meeting of the Members shall constitute a quorum at all meetings of the Members for the transaction of business. If, however, the Members entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted at which might have been transacted at the meeting as originally notified.

4.6 Majority Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of more than fifty percent (50%) of the votes entitled to be cast of Members qualified to vote and present in person or by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Tennessee Condominium Act of 2008 (T.C.A. Sections 66-27-201 – 507) (the "Act"), the Charter of the corporation, these Bylaws, or the Declaration, a different vote is required, in which case such express provision shall govern and control the decision of such question. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

4.7 Method of Voting; Proxies. Each Member shall be entitled to one vote per Unit owned. No Member, other than the Declarant, shall be entitled to vote at any meeting of the corporation until such Member has presented evidence of ownership of a Unit in the Condominium to the Board of Directors. The vote of each Member may only be cast by such Member or by a proxy given by such Member to his duly authorized representative bearing a date not more than eleven months prior to such meeting. Such proxy shall be filed with the secretary of the corporation prior to or at the time of the meeting. If title to a Unit shall be in the name of two or more persons as Co-owners, all of such persons shall be Members of the corporation and are referred to herein as "Joint Owners". Any one of such Joint owners may vote at any meeting of the Members of the corporation and such vote shall be binding upon such other Joint Owners who are not present at such meeting until written notice to the contrary has been received by the Board of Directors in which case the unanimous vote of all such Joint Owners (in person or by proxy) shall be required to cast their vote as Members. If two or more of such Joint Owners are present at any meeting, their unanimous action shall also be present at any meeting, their unanimous action shall also be required to cast their vote as Members of the corporation.

4.8 Cumulative Voting Denied. Cumulative voting for Directors shall not be permitted.

ARTICLE 5.: DIRECTORS

5.1 Management. The business and affairs of the corporation shall be managed by its Board of Directors who may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute, the Charter, these Bylaws, or the Declaration directed or required to be exercised or done by the Members. The powers and duties of the Board shall include, without limitation, the right to establish an annual budget, to make assessments, to make and amend rules and regulations, to enforce the rules and regulations of the corporation, to pursue legal actions, and to take other actions consistent with the business purposes of the corporation.

5.2 Number; Qualifications; Election; Term. The Board of Directors shall consist of five (5) Directors, each of whom shall be a Member of the Association or, only during the Declarant Control Period, a member or employee of the Declarant. The Members of the Board of Directors shall be appointed by the Declarant during the Declarant Control Period. Upon the earlier of (a) one hundred twenty (120) days after the conveyance of ninety percent (90%) of the Units to Unit Owners other than the Declarant or (b) two (2) years after the first conveyance of a Unit to a purchaser, the Board of Directors shall be elected by the Unit Owners. At the time of the initial election of the Board of Directors by the Unit Owners, the Board of Directors shall establish staggered terms (for at least two (2) years) so that no more than two members of the Board of Directors will be up for election each year (not including in the case of resignations). At such time as the Board of Directors is elected by the Unit Owners, at least one (1) Director shall be elected by the Owners of the Retail Units. The Directors so elected shall serve for a term of office ending with the annual meeting of Members following their election or until their successors shall be elected and shall qualify.

5.3 Removal; Change in Number; Vacancies. Any Director may be removed either for or without cause, at any special meeting of the Members of the corporation by the affirmative vote of a majority of the Members present in person or by proxy at such meeting and entitled to vote, if notice of the intention to act upon such matter shall have been given in the notice calling such meeting. If any vacancy occurs in the Board of Directors, caused by death, resignation, retirement, disqualification or removal from office of any Director or otherwise, a successor or successors shall be chosen by the Board of Directors, and each successor Director so chosen shall be elected for the lesser of (i) the unexpired term of his predecessor in office or (ii) the next Board election.

5.4 Place of Meetings. The Directors of the corporation shall hold their meetings, both regular and special within Davidson County, Tennessee.

5.5 Annual Meetings. The annual meeting of each newly elected Board shall be held without further notice immediately following the annual meeting of Members of the corporation, and at the same place, unless by unanimous consent of the Directors then elected and serving such time or place shall be changed.

5.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

5.7 Special Meetings. Special meetings of the Board of Directors may be called by the president on a three (3) days' notice to each Director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two (2) Directors.

5.8 Quorum. At all meetings of the Board of Directors the presence of a majority of the Directors shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the Directors, when present at any meeting at which there is a quorum, shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Notwithstanding the foregoing, the Board of Directors shall have the right to adopt rules allowing electronic voting and/or attendance by telephone conference. The establishment of a quorum and the results of any vote shall be detailed in the minutes of the meeting of the Board of Directors.

5.9 Nominating Committee. The Board of Directors may, by resolution approved by vote or written consent by a majority of the whole Board, designate a Nominating Committee for members of the Board of Directors and such other committees as deemed necessary to consist of two (2) or more of the Directors of the corporation.

5.10 Other Committees. Other committees not having and exercising the authority of the Board of Directors in the management of the affairs of the corporation may be designated and appointed by a resolution adopted by a majority of the Directors at a meeting at which a quorum is present, or by the president thereunto authorized by a like resolution of the Board of Directors. Membership on such committees may, but need not be, limited to Directors or Members of the corporation.

5.11 Procedure. All committees shall keep regular minutes of their proceedings and shall report the same to the Board when required.

5.12 Managing Agents. The Board of Directors may employ for the corporation a management agent at a compensation established by the Board of Directors and such management agent shall perform such duties and services with respect to the Condominium as the Board of Directors shall authorize, and the Board of Directors may delegate to such management agent such duties with respect to management, repair and maintenance of the Condominium which are not by statute, the Declaration, the Charter, or these Corporate Bylaws, required to be performed by or have the approval of the Board of Directors or the Members of the corporation. Any such agreement entered into by the Board of Directors during the Declarant Control Period shall be terminable by the corporation without cause or penalty related to such cancellation, upon not more than ninety (90) days' notice.

ARTICLE 6.: NOTICES

6.1 Method. Whenever notice is required to be given to any Director or Member, and no provision is made as to how such notice shall be given, it shall not be construed to mean personal notice, but any such notice may be given in writing, by mail, postage prepaid, addressed to such Director or Member at such address as appears on the records of the corporation. Any notice required or permitted to be given by mail shall be deemed to be given at the time when the same shall be thus deposited in the United States mails as aforesaid. Notwithstanding the foregoing, the Board of Directors shall have the right to adopt rules allowing electronic notification or a combination of written and electronic notification.

6.2 Waiver. Whenever any notice is required to be given to any Member or Director of the corporation a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be deemed equivalent to the giving of such notice.

ARTICLE 7.: OFFICERS

7.1 Number; Titles. The officers of the corporation shall be elected by the Directors from among the members of the Board of Directors and shall be a president, a secretary and a treasurer. Any two (2) or more offices may be held by the same person except the offices of president and secretary shall not be held by the same person.

7.2 Election. The Board of Directors at its first meeting after each annual meeting of Members shall choose a president, a secretary, and a treasurer, all of whom shall be members of the Board.

7.3 Other Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall be appointed for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

7.4 Term of Office; Removal. Each officer of the corporation shall hold office until the annual meeting of the Board of Directors next following his election and thereafter until his successor is chosen and qualified in his stead or until his death or until his resignation or removal from office. Any officer or agent elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer become vacant for any reason, the vacancy may be filled by the Board of Directors.

7.5 President. The president shall be the chief executive officer of the corporation; he shall preside at all meetings of the Members and the Board of Directors, shall have general and active management of the affairs of the corporation, shall see that all orders and resolutions of the Board are carried into effect, and shall perform such other duties as the Board of Directors shall prescribe. The initial president shall be Steve Armistead.

7.6 Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the Members and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for any committees when required. He shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. The initial Secretary shall be Ashley Bradley.

7.7 Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements of the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the corporation, and shall perform such other duties as the Board of Directors may prescribe. If required by the Board of Directors, he shall give the corporation a bond in such form, in such sum, and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement, or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. The initial Treasurer shall be Edward Tinsley.

7.8 Delegation of Certain Duties. Notwithstanding the foregoing provisions, the Board of Directors shall have the right from time to time to delegate certain duties of the officers to the management company working for the Board of Directors (examples: cutting checks, sending notices).

7.9 Amendments to Declaration. All amendments to the Declaration may be prepared by either the President or the Secretary, shall be executed by the President and certified by the Secretary, and may be recorded by either of such officers.

ARTICLE 8.: MISCELLANEOUS PROVISIONS

8.1 Reserves. In addition to reserves required by the Declaration, there may be created by resolution of the Board of Directors such reserve or reserves as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to repair or maintain any portion of Condominium, or for such other purposes as the Directors shall think beneficial to the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.2 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

8.3   Fiscal Year.   The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

8.4   Seal.   The corporate seal, if any, shall be in such form as may be determined by the Board of Directors.   Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.5   Indemnification.   The corporation shall indemnify any Director, officer, or employee, or former Director, officer, or employee of the corporation, against expenses actually and necessarily incurred by him, and any amount paid in satisfaction of judgments, in connection with any action, suit or proceeding, whether civil or criminal in nature, in which he is made a party by reason of being or having been such a Director, officer, or employee (whether or not a Director, officer or employee at the time such costs or expenses are incurred by or imposed upon him) except in relation to matters as to which he shall be adjudged in such action, suit, or proceeding to be liable for gross negligence or willful misconduct in the performance of duty.   The corporation may also reimburse to any Directors, officer or employee the reasonable costs of settlement of any such action, suit or proceedings, if it shall be found by a majority of a committee of the Directors not involved in the matter of controversy, whether or not a quorum, that it was to the interests of the corporation that such settlement be made and that such Director, officer or employee was not guilty of gross negligence or willful misconduct.   Such rights of indemnification and reimbursement shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled by law or under bylaw, agreement, vote of Members or otherwise.

8.6   Inconsistencies and Compliance with   Statute.   In the event these Bylaws shall be inconsistent with the Declaration, then the Declaration shall be controlling.   These Bylaws are intended to comply with the requirements of the Tennessee Condominium Act of 2008, Chapter 27 of Title 66, Tennessee Code Annotated, as it may be amended from time to time.   In case any of these Bylaws conflict with the provisions of said statute, it is hereby agreed and accepted that the provisions of the statute will apply.

8.7   Amendment of Bylaws.   These bylaws may not be altered, amended or repealed except by the affirmative vote of more than fifty percent of those votes entitled to be cast by Members qualified to vote.

8.8   Table of Contents; Headings.   The table of contents and headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.


CERTIFICATION


I   hereby   certify   that   the   foregoing   Bylaws   were   adopted   by   the   Members   of   Illume Condominium Association, Inc. on the 13th day of November, 2019.




_____
Mark Carver, Incorporator


Illume Build-Out Budget Draft

	Total	Base	Residential Only	Concierge
INCOME:				
Association Fees	$425,573			
Total Income	$425,573	$223,929	$88,492	$113,152
EXPENSES:				
General Operating				
General Maintenance	$8,000	$8,000		
Grounds Care Contract	$8,000	$8,000		
Irrigation Repairs	$1,000	$1,000		
Landscaping	$1,000	$1,000		
Trash Service	$52,836	$52,836		
Elevator Contract	$5,400		$5,400	
Elevator Repairs	$1,500		$1,500	
Access Control Monitoring	$2,364		$2,364	
Video Surveillance	$228	$228		
Window Cleaning	$4,500	$4,500		
Garage Maintenance & Repair	$1,500		$1,500	
Gate Repairs	$2,000		$2,000	
Balcony Railing Maintenance	$2,000		$2,000	
Common Area HVAC Maintenance	$2,000		$2,000	
Common Area HVAC Repairs	$1,500		$1,500	
Janitorial Contract	$16,800		$16,800	
Janitorial Supplies	$1,000		$1,000	
Fitness Center Equipment & Maintenance	$12,000		$12,000	
Fitness Center Repairs	$1,000		$1,000	
Termite Treatment	$2,000		$2,000	
Fire Safety				
Fire Pump Inspection	$4,420	$4,420		
Fire Alarm Monitoring	$1,812	$1,812		
Annual Fire Inspections	$2,500	$2,500		
Fire Safety Repairs	$1,000	$1,000		
Pool				
Pool Contract	$14,000		$14,000	
Pool Maintenance & Supplies	$3,500		$3,500	
Pool Permits & Fees	$800		$800	
Utilities				
Electricity	$2,000	$2,000		
Water/Irrigation	$7,000		$7,000	
Gas	$900		$900	
Telephone/Internet	$3,000	$3,000		
Insurance				
Package Policy	$19,854	$19,854		
Umbrella	$1,500	$1,500		
Workers Comp	$477	$477		
Directors & Officers	$1,500	$1,500		
Payroll				
Evening Concierge	$40,000			$40,000
Overnight Security	$61,152			$61,152
Payroll & Taxes & Benefits Evening	$12,000			$12,000
Administrative				
Administrative Costs	$2,000	$2,000		
Web Portal	$912	$912		
Tax Return	$150	$150		
Review/Audit	$1,500	$1,500		
Management Fee	$38,400	$38,400		
Total Expenses	$347,005	$156,589	$77,264	$113,152
RESERVE TRANSFERS				
General Reserves	$54,568	$54,568		
Parking Reserve	$3,000		$3,000	
Roof Reserve	$5,000	$5,000		
Stormwater Reserve	$1,000	$1,000		
Amenity Reserve	$10,000		$10,000	
Siding/Balcony Railing Reserve	$5,000		$5,000	
Total Reserves	$78,568	$60,568	$18,000	
TOTAL EXPENSES & RESERVES	$425,573	$217,157	$95,264	$113,152
Net	$0			

/sqft per yr	$3.17/sqft commercial	$4.56/sqft residential	$6.5/sqft concierge
/sqft per mo	$0.26/sqft commercial	$0.38/sqft	$0.54/sqft

Budget Calculation
Base Fee: All units, commercial and residential divide per square ft.
Residential: Base fee + residential common area
Concierge: Base fee + residential common area + concierge service



Illume Nashville
Unit Percentage Ownership and Assessment Allocation

UNIT	SQFT	EST.PRICE	ALLOCATION	ANNUAL	MONTHLY	ESTIMATED MONTHLY REAL ESTATE TAXES
101	1,081	$496,000	1.65%	$4,929	$411	$326
102	772	$361,000	1.18%	$3,520	$293	$237
103	1,118	$535,000	1.70%	$5,098	$425	$352
104	715	$328,000	1.09%	$3,260	$272	$216
108	756	$347,000	1.15%	$3,447	$287	$228
109	789	$339,000	1.20%	$3,598	$300	$223
110	715	$351,000	1.09%	$3,260	$272	$231
111	715	$326,000	1.09%	$3,260	$272	$214
112	724	$356,000	1.10%	$3,301	$275	$234
113	724	$331,000	1.10%	$3,301	$275	$218
114	1,171	$558,000	1.78%	$5,340	$445	$367
115	735	$337,000	1.12%	$3,352	$279	$222
116	1,205	$621,000	1.84%	$5,495	$458	$408

JS

Illume Nashville
Unit Percentage Ownership and Assessment Allocation

117	724	$376,000	1.10%	$3,301	$275	$247
118	724	$376,000	1.10%	$3,301	$275	$247
119	715	$351,000	1.09%	$3,260	$272	$231
120	1,118	$555,000	1.70%	$5,098	$425	$365
121	708	$348,000	1.08%	$3,228	$269	$229
122	772	$381,000	1.18%	$3,520	$293	$250
123	792	$387,000	1.21%	$3,612	$301	$254
201	1,081	$532,000	1.65%	$4,929	$411	$350
202	772	$386,000	1.18%	$3,520	$293	$254
203	1,118	$575,000	1.70%	$5,098	$425	$378
204	714	$352,000	1.09%	$3,256	$271	$231
205	724	$331,000	1.10%	$3,301	$275	$218
206	1,118	$510,000	1.70%	$5,098	$425	$335
207	1,153	$539,000	1.76%	$5,258	$438	$354
208	756	$372,000	1.15%	$3,447	$287	$245
209	789	$364,000	1.20%	$3,598	$300	$239

Illume Nashville
Unit Percentage Ownership and Assessment Allocation

210	715	$376,000	1.09%	$3,260	$272	$247
211	715	$351,000	1.09%	$3,260	$272	$231
212	724	$381,000	1.10%	$3,301	$275	$250
213	724	$356,000	1.10%	$3,301	$275	$234
214	1,171	$598,000	1.78%	$5,340	$445	$393
215	735	$362,000	1.12%	$3,352	$279	$238
216	1,205	$661,000	1.84%	$5,495	$458	$434
217	724	$401,000	1.10%	$3,301	$275	$264
218	724	$401,000	1.10%	$3,301	$275	$264
219	715	$376,000	1.09%	$3,260	$272	$247
220	1,118	$595,000	1.70%	$5,098	$425	$391
221	708	$373,000	1.08%	$3,228	$269	$245
222	772	$406,000	1.18%	$3,520	$293	$267
223	792	$412,000	1.21%	$3,612	$301	$271
301	1,081	$572,000	1.65%	$4,929	$411	$376
302	772	$411,000	1.18%	$3,520	$293	$270

Illume Nashville

Unit Percentage Ownership and Assessment Allocation

303	1,118	$615,000	1.70%	$5,098	$425	$404
304	714	$377,000	1.09%	$3,256	$271	$248
305	724	$356,000	1.10%	$3,301	$275	$234
306	1,118	$550,000	1.70%	$5,098	$425	$362
307	1,153	$579,000	1.76%	$5,258	$438	$381
308	756	$397,000	1.15%	$3,447	$287	$261
309	789	$389,000	1.20%	$3,598	$300	$256
310	715	$401,000	1.09%	$3,260	$272	$264
311	715	$376,000	1.09%	$3,260	$272	$247
312	724	$406,000	1.10%	$3,301	$275	$267
313	724	$381,000	1.10%	$3,301	$275	$250
314	1,171	$638,000	1.78%	$5,340	$445	$419
315	735	$387,000	1.12%	$3,352	$279	$254
316	1,226	$746,000	1.87%	$5,591	$466	$490
318	1,226	$732,000	1.87%	$5,591	$466	$481
319	715	$401,000	1.09%	$3,260	$272	$264

Illume Nashville
Unit Percentage Ownership and Assessment Allocation

320	840	$503,000	1.28%	$3,830	$319	$331
321	708	$398,000	1.08%	$3,228	$269	$262
322	925	$551,000	1.41%	$4,218	$352	$362
323	792	$437,000	1.21%	$3,612	$301	$287
401	730	$396,000	1.11%	$3,329	$277	$260
402	772	$436,000	1.18%	$3,520	$293	$287
403	1,118	$655,000	1.70%	$5,098	$425	$431
404	730	$388,000	1.11%	$3,329	$277	$255
405	840	$483,000	1.28%	$3,830	$319	$317
406	892	$485,000	1.36%	$4,068	$339	$319
407	868	$498,000	1.32%	$3,958	$330	$327
408	756	$422,000	1.15%	$3,447	$287	$277
409	789	$414,000	1.20%	$3,598	$300	$272
410	715	$426,000	1.09%	$3,260	$272	$280
411	715	$401,000	1.09%	$3,260	$272	$264
412	724	$431,000	1.10%	$3,301	$275	$283

Illume Nashville
Unit Percentage Ownership and Assessment Allocation

65,630	$34,108,000	100.00%	$299,273	$24,939
			AVG / UNIT	$324



RULES AND REGULATIONS

FOREWORD

Illume is a unique community, where residents share and enjoy its common property, amenities and quality living environment in a beautiful setting. Because we live in close proximity to one another, residents also share responsibility to follow the rules and regulations established by the Illume Condominium Association, Inc. Board of Directors. These rules and regulations were established to respect and protect the best interests of all owners and the image of Illume as a well-maintained and well-managed condominium residence.

If a fellow resident or the condominium management tells you that you, your tenant or your guests violated the rules and regulations, please assume your responsibility to be a "good neighbor" by immediately complying with the rules. By doing your part to be a considerate neighbor and encouraging others to do the same, Illume will remain a desirable place to call "home". These rules and regulations have been carefully considered to serve our community as a whole and will be strictly enforced through the procedure outlined in this document. Comments and suggestions would be greatly appreciated.

DEFINITIONS

    A. Owner: Person holding legal title to a unit and responsible for providing a unit tenant with the rules and regulations handbook

    B. Tenant: Person renting or leasing a unit from a legal owner on either a short term or long term basis

    C. Guest: Person visiting a unit owner or tenant

    D. The Board: Illume Condominium Association, Inc. Board of Directors

    E. Management: Ghertner & Company

    F. Maintenance: On-site Illume maintenance staff

    G. Common Elements: Land/other parts of condominium not within individual units

    H. Limited Common Elements: balconies adjacent to units

    I. Guest Parking: Reserved area for guest parking

    J. The Association: Illume Condominium Association, Inc.

GENERAL RULES

    A. Unit owners are financially responsible for any damage or defacing of common elements done by the owner, the owner's tenant or guests of the owner or tenant.

    B. Garbage, storage boxes, wheeled equipment, clothing or décor of any type is not permitted to be left outside of the unit in the common hallways for any period of time.

    C. TVs, stereos, radios, musical instruments, other sound systems, etc must be operated at a level that does not disturb other residents.

D. A common key is issued for the building entrance. If the key is lost or stolen, the first time replacement fee is 50.00 and $100.00 for every key thereafter. As required by liability insurance and city ordinance, the pool gate must be closed and locked at all times.

E. Signs, ads, antennas, or satellite dishes etc. are prohibited in unit windows, on balconies, and common or limited common areas. Real estate signs in the windows are prohibited, including rental or for lease signs. Any signage not removed within 24 hours notice will incur a $200 fine for each violation.

F. Children under 14 years of age are not permitted to use common areas, including the gym area, or be left unattended without adult supervision in common elements. No one under 16 years of age is allowed in the pool area without adult supervision.

G. Smoking or vaping is not permitted in common areas.

H. Pets are not permitted in the pool or grill area.

I. Management/Maintenance/authorized personnel may require emergency entry to the units for health and safety reasons during emergencies. Owners are requested to provide access to the unit in case of emergencies. If the unit owner or tenants is not available for unit entry, forced entry may be required. Unit Owner may be responsible for any costs incurred by the association in order to gain access to the unit.

J. Owners/tenants of limited common elements are responsible for maintaining them with a well-kept appearance.

K. Management/Maintenance/Board of Directors makes and enforces all decisions relative to the overall safety, operation and upkeep of common elements.

GARBAGE/TRASH DISPOSAL

A. Unit owners/tenants and their guests are responsible for proper disposal of their garbage, trash, or refuse in designated areas, including trash chutes. This includes bagged garbage, items for recycling, food and beverages and their containers, papers, magazines, wrappers or any other debris or substance.

B. No garbage, trash or refuse of any kind is to be left in common elements, including in front of the owner's/tenant's door.

C. Garbage must be put in plastic bags and securely tied

D. All construction debris from units must be taken off-site for disposal.

E. All cardboard boxes must be broken down prior to depositing in the garbage containers in the parking garage.

F. Christmas trees and items that leave debris must be bagged when transported in common elements. Christmas tree disposal is permitted until January 15 in an area designated by Maintenance. Items too large to fit into bins must be disposed of by some other means. No bed mattresses, large furniture or large appliances can be disposed of in the bins.

G. Recycling bins are only for appropriate recyclable materials.

H. Human waste like vomit must be cleaned from common areas promptly.

VEHICLES/PARKING

A. Vehicle parking in the garage is assigned. All vehicles must be tagged and operable at all times. An unattended vehicle may be towed if they are not legal, operable or do not belong to a unit owner or tenant of Illume.

B. Parking is only permitted in designated parking areas.

C. Commercial vans, mobile homes, boats, trailers, storage pods, etc. cannot be parked in the garage unless Management gives prior approval.

D. Any type of mechanical work is not allowed in parking areas.

E. The Association is not responsible for any damage done to parked vehicles.

F. Vehicles must be moved when necessary for snow removal or maintenance purposes.

G. Storage of vehicles or other items is not permitted in any parking spaces. Vehicles may be towed at owner's expense.

H. Any fluid or oil leaks need to be cleaned promptly and all cleaning materials disposed of appropriately.

BALCONIES

A. All balconies must be maintained to reduce the chances of failure. Access to balconies must be provided upon the request of the board when repairs or observations are necessary.

B. By order of the Metro Davidson County Fire Department grills are not allowed on balconies or in other common areas. Any item that has an open flame will not be permitted on balconies, i.e. gas or charcoal grills, torch sets.

C. No Jacuzzi spa, or other water weighted item is permitted on the balconies

D. The Board reserves the right to request offensive or unsavory décor on a balcony be removed at any time.

PETS

A. One dog or cat, not exceeding 40 pounds, is permitted.

B. Aggressive or otherwise unruly animals that are threatening to the safety of other residents/guests, are destructive to common elements, limited common elements or other residents' property, or are generally disruptive to the quality of living at Illume are not permitted.

C. Pets must be on a fixed leash in common elements and shall not be left unattended on balconies.

D. Owners/tenants must prevent pet noise, odors, nuisance, damage, etc that impacts common elements or other residents.

E. Pets must be attended while in common areas or parked vehicles, otherwise animal control will be called.

F. Pets are allowed only in the designated pet areas and pet owners are responsible for cleaning up after their pets and disposing of pet waste in securely tied bags in waste bins.

G. Owners are financially responsible for any damage to common elements, including undue maintenance or replacement of flowers, shrubs, trees, grass, etc caused by pets belonging to owner, tenants and guests.

RECREATIONAL FACILITIES

All facilities are for the use and enjoyment of owners/tenants and their guests. Private use of these facilities by owners/tenants is subject to prior Management approval. Any behavior that impacts the enjoyment or safety of others using the facilities or Illume residents is not allowed. Any undue cleaning, maintenance or repair required of Management or Maintenance after use by an owner, tenant or their guests is the financial responsibility of the owner. Facility use for organized religious, political and fraternal club meetings or for commercial or solicitation purposes is prohibited. Owners give up all rights to use Illume recreational facilities when they rent, lease, lend or otherwise relinquish occupancy of their units. The Association assumes no responsibility for the safety of owners/tenants or their guests using the facilities.

A. Pool Facilities

The pool is open May through September from 7:00 AM to 10:00 PM. (The Board has discretion to extend this period if weather conditions are favorable.)

1. NO LIFE GUARD is on duty. Everyone using the pool and pool area does so at their own risk.
2. Glass containers are NOT PERMITTED to be brought inside the pool area, including the fence, deck, restrooms or pool itself.
3. Owners/tenants are responsible for their and their guests' behavior, damage to pool area facilities and removal of all used trash, food, drinks, containers, paper, etc.
4. The pool cannot be reserved for parties.
5. Drinking, eating or smoking in the pool is not permitted.
6. Children under the age of 16 must be accompanied and supervised by an adult responsible for their safety.
7. Animals and pets are not permitted in the enclosed pool area.
8. All stereo speakers, and music players of any kind are not permitted within 10 feet of the water. The must be used at a level which does not disturb the residents.
9. Running, boisterous conduct, unnecessary splashing, ball or Frisbee throwing are not permitted in the pool area.
10. Scuba equipment and small toys that can get clogged in the pumps and drains are not allowed in the pool.
11. Recognized swimwear is required in the pool - no cutoffs. Infants/toddlers must wear appropriate swimwear, such as Huggies Little Swimmers, _not diapers_.
12. For health reasons and to prevent clogging of pool filters by body creams and oils, swimmers must shower before entering the pool.
13. The grill can be used by owners, guests and tenants of Illume. Cleaning and disposing of waste created while using the grill must be disposed of appropriately. The gas must also be turned off when done.

B. Gym Facilities

The gym is open every day of the year from 5:00 AM to 11:00 PM. (The Board has discretion to extend the hours at his discretion.

1. Anyone using the gym facility is expected to wipe down equipment following use.
2. Weights must be re-racked after use.
3. No children under the age of 16 are permitted in the gym facility unaccompanied by an adult.
4. Pets are not allowed in the gym facility.

COMMON ELEMENT LANDSCAPING/DECORATING

A. The Board makes all decisions and directs all projects pertaining to common elements.

EMERGENCIES

A. In a severe weather threat or when city emergency sirens sound, residents should proceed to the first floor corridor with a flashlight and portable radio.
B. Fire horns in the building will sound when the sprinkler system or Common Element smoke detectors are activated or the alarm handles in the Common Elements are pulled. The alarm system automatically calls the Fire Department. NOTE: Smoke detectors within units do not activate the building alarm system or notify the Fire Department.

C. To exit the building during an emergency, use the nearest stairwell and proceed to a safe area. Do not use the elevator during an emergency.

ASSESSMENT AND FEES PAYMENTS

Failure to remit monthly assessment payments within 10 days after the due date will result in a late fee being assessed to the homeowner's account. If the homeowner continues to remain delinquent and does not attempt to correct the delinquency, legal action will be taken against the homeowner. Legal action may result in garnishment of wages, liens, or any other necessary means for collection. All legal fees, court costs or filing fees will be assessed to the homeowner.

ENFORCEMENT ACTION FOR RULES AND REGULATION COMPLIANCE

A. Owners/tenants will be given a verbal reminder by Management that a violation of the rules/regulations has occurred.

B. If the violation is not corrected, a written warning to the owner and tenant will be prompted by Management's knowledge that the violation continues.

C. Fine and Enforcement Policy: Fines will be assessed to unit owner and tenant.

1. Written letter or reminder of violation will be sent to the unit owner and the tenant (if applicable).

2. If the violation has not been addressed within the time frame allotted in the first letter, a second notice will be sent 5 days from the receipt of the letter and notice of a $50.00 fine

3. If the violation has not been corrected a third notice will be sent giving them 48 hours to address the violation and additional $100 fine will be assessed. This is the final notice from the management company. Any forthcoming notice will be from the association's attorney.

4. If the violation has not been addressed within that 48 hours the matter will be sent to the association's attorney for legal enforcement of the violation including collection of all fines assessed and any legal costs to the associated with the collection process.

D. The Board reserves the right to interpret, amend or revise these rules and regulations in the best interests of the Association.

1. To report violations, please contact Henry Puckett with Ghertner & Company at 615-277-0345 or at henry.puckett@ghertner.com.